1/18


06010339

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5712   FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DAT : 1/19/06

TOYOTA

Exhibit 1

Annual Report 2005

Year ended March 31, 2005

United We Grow

AR/S
3-31-05



TOYOTA INDUSTRIES CORPORATION

Contents









Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Passing the Torch of Leadership

In June 2005, Tadashi Ishikawa passed the torch of leadership of Toyota Industries to Tetsuro Toyoda. Mr. Ishikawa's six-year tenure was highlighted by numerous achievements in strengthening all of our business divisions. Particularly noteworthy, we fortified our Materials Handling Equipment Segment, commenced the Logistics Solutions Business, expanded our automobile-related businesses and built a solid foundation for further growth of the Electronics Business. In parallel with these achievements, Toyota Industries' business performance grew by leaps and bounds during his term as president.

Under the new management team, Toyota Industries intends to bolster its management base and attain further growth by expanding its business through continued globalization and cultivation of new businesses.

Consolidated Financial Highlights

Toyota Industries Corporation
Years ended March 31, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars
	2005	2004	% change	2005
For The Year				
Net sales	**¥1,241,538**	¥1,164,379	6.6%	**$11,561,021**
Operating income	**53,120**	52,631	0.9	**494,646**
Ordinary income	**70,913**	58,971	20.3	**660,332**
Net income	**43,358**	33,623	29.0	**403,743**
Depreciation and amortization	**70,213**	65,352	7.4	**653,813**
Capital expenditures	**136,506**	89,509	52.5	**1,271,124**
Research and development expenses	**30,051**	29,562	0.7	**279,831**
Per share of common stock (yen, U.S. dollars):				
Net income — basic	**135.09**	108.04	25.0	**1.26**
Net income — diluted	**135.03**	101.97	32.4	**1.26**
Cash dividends	**32.00**	24.00	33.3	**0.30**
At Year-End				
Total assets	**¥2,326,824**	¥2,011,995	15.6%	**$21,667,045**
Shareholders' equity	**1,115,747**	1,016,764	9.7	**10,389,673**
Number of employees	**30,990**	27,431	13.0	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 107.39 yen=US$1, the approximate exchange rate on March 31, 2005.

Net Sales



(¥ Billion)
1,400
1,200
1,000
800
600
400
200
0
FY 01 02 03 04 05

Net Income



(¥ Billion)
50
40
30
20
10
0
FY 01 02 03 04 05

Total Assets



(¥ Billion)
2,500
2,000
1,500
1,000
500
0
FY 01 02 03 04 05

Shareholders' Equity



(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 01 02 03 04 05

Note: Hereafter, the fiscal year ended March 31, 2005 is referred to as fiscal 2005 and other fiscal years are referred to in a corresponding manner.

A Message from the President



Dear Shareholders:

On June 22, 2005, I assumed the duties of president of Toyota Industries. Since its founding, Toyota Industries has consistently surmounted numerous obstacles to attain steady growth in its business results. This achievement can be attributed to the strenuous efforts of a long line of top management leaders, the dedication of employees, the patronage of customers and the support of shareholders and members of local communities. Of particular significance, Toyota Industries achieved remarkable advances during the six years of leadership by my predecessor, Mr. Ishikawa.

I consider it an honor to be entrusted with the crucial task of taking over the reins of management at Toyota Industries. I will dedicate my fullest efforts to ensuring the ongoing development of Toyota Industries, work to motivate employees, contribute to local communities, provide customers with even better products and services and, above all, uphold the crucial responsibility of maintaining the confidence of shareholders and meeting their expectations.

Building upon our success and momentum, I am determined to continue to lead Toyota Industries on a path to further growth.

Business Results for Fiscal 2005

Adverse factors affecting the business environment during fiscal 2005, ended March 2005, included soaring prices for crude oil, steel and other raw materials, as well as a series of natural disasters such as the Niigata-Chuetsu Earthquake in Japan. Nevertheless, the Japanese economy attained a mild recovery underscored by increased corporate capital investment and improved employment conditions. Smooth expansion of the U.S. and Chinese economies in turn contributed to a steady recovery of the global economy.

Under these economic conditions, Toyota Industries posted excellent business results, as reflected by record-high net sales and earnings. Consolidated net sales amounted to ¥1,241.5 billion, an increase of 6.6% from the previous fiscal year. Consolidated operating income edged up 0.9% to ¥53.1 billion, as the rise in net sales and the effects of cost reductions compensated for higher raw materials prices and increases in expenses for depreciation and production preparations in the Automobile Segment. Consolidated ordinary income increased 20.3% to ¥70.9 billion, due to an increase in equity in net earnings of affiliated companies and a rise in dividends income. Net income amounted to ¥43.4 billion, an increase of 29.0%.

Continued Favorable Results in Each Segment

Despite some variances in the results (net sales and operating income) for each business segment, overall results remained at a high level. A summary of business results by segment is as follows.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (loss) arising from intersegment transactions.

Automobile Segment

The Automobile Segment, comprising vehicles (automobile assembly), engines, car air-conditioning compressors and other businesses (including foundry parts and electronic components for automobiles), is Toyota Industries' largest business segment and accounts for 49.6% of consolidated net sales. In fiscal 2005, net sales of this segment increased 2.0% from the previous fiscal year to ¥616.2 billion. The increase mainly reflected growth in sales of CD diesel engines for Europe, favorable sales of DC-DC converters fitted in the latest Prius and higher sales of foundry parts. On the other hand, operating income decreased 17.3% to ¥22.8 billion. The decline resulted mainly from the effects of an increase in expenses for depreciation and production preparation accompanying a full model change of the Vitz (Yaris in Europe) in the Vehicle Business and the introduction of new products in the Engine Business.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment mainly engages in the manufacture and sales of counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems, as well as special-purpose vehicles such as aerial work platforms. Net sales by the Materials Handling Equipment Segment amounted to ¥504.0 billion, an increase of 13.7% from the previous fiscal year. This increase was fueled by significant rises in sales by both TOYOTA Material Handling Company (TMHC) and the BT Industries Group, which make up the core of this segment, amid an expanding global economy. Strong performance of Aichi Corporation, which manufactures and sells aerial work platforms, also contributed to favorable results. Operating income increased 34.8% to ¥26.1 billion.

Textile Machinery Segment

The Textile Machinery Segment manufactures and sells spinning-related machinery centering on ring spinning frames and weaving-related machinery such as air-jet looms. Toyota Industries has engaged in this business since its founding, and is one of the world's leading manufacturers of air-jet looms and spinning machinery.

Net sales by the Textile Machinery Segment amounted to ¥43.9 billion during fiscal 2005, a decline of 4.5% from the previous fiscal year. This decrease was due primarily to a lull in sales of weaving-related machinery to China, a principal market, as well as the effects of a tighter monetary policy in the country. This segment posted an operating loss of ¥0.8 billion, a decrease of ¥0.9 billion from the previous fiscal year.

Others Segment

This segment consists of the Electronics Business, the Logistics Solutions Business and other businesses. TIBC Corporation (TIBC), a joint venture with Ibiden Co., Ltd. to manufacture semiconductor package substrates, is included in the Electronics Business. Although this segment is made up mainly of businesses that are still relatively small in scale, we regard these as strategic businesses that will serve as future pillars of growth.

Net sales of the Others Segment amounted to ¥77.4 billion, an increase of 8.9% over the previous fiscal year. This gain was due mainly to the addition of a subsidiary newly established in the logistics solutions field as a joint venture and to solid results of TIBC and the Taikoh Transportation Group, which is involved in transportation and other logistics businesses. Operating income decreased 8.8% to ¥5.2 billion.

Business Outlook for Fiscal 2006

In fiscal 2006, ending March 2006, the Japanese economy is expected to post a mild recovery while the economies of such principal countries as the United States and China are forecast to record stable expansion. Nevertheless, concerns about such risks as continued high crude oil prices and rapid adjustments in exchange rates preclude optimism.

Amid this environment, for fiscal 2006 Toyota Industries forecasts a 16.8% rise in consolidated net sales to ¥1,450.0 billion. This projection arises from an expected increase in sales in the Materials Handling Equipment Segment. Also, the Vehicle Business is anticipated to record favorable sales of the Vitz (Yaris in Europe), which underwent a full model change in February 2005, and the Engine Business has just started production of new diesel engines. We expect that Group-wide cost-reduction activities, coupled with measures to enhance earnings, will support a 5.8% rise in ordinary income to ¥75.0 billion, despite a rise in depreciation expenses in the Automobile Segment. We forecast a 3.8% rise in net income to ¥45.0 billion.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. In such a case, actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.



Aiming for Sustainable Growth

Toyota Industries aims for sustainable development of all its businesses over the medium and long term. In line with this objective, we will expand our mainstay Materials Handling Equipment Segment and Car Air-Conditioning Compressor Business by strengthening cost competitiveness and technologies. In particular, the Materials Handling Equipment Segment is moving ahead with further integration of TMHC and the BT Industries Group under the Toyota Material Handling Equipment Group to attain enhanced synergies. We will strive to increase our presence in the Vehicle and Engine businesses as we contribute to Toyota Motor Corporation's (TMC) global strategy. Specifically, we will get production of diesel engines on track at Toyota Motor Industries Poland Sp.zo.o., a joint venture with TMC that began operations in March 2005. And finally, we will strive to undertake full-fledged initiatives to grow our Logistics Solutions and Electronics businesses into core businesses of the future. Other measures include pursuing the further globalization of our businesses, implementing thorough quality control, promoting cost-reduction measures and stepping up the cultivation of human resources who are skilled in the Toyota Production System—the wellspring of our competitiveness.

We are currently working on a new medium-term management vision that will embody our thinking and the directions we will pursue over the five years from fiscal 2007, ending March 2007. We will unveil the new management vision in detail at a future date.

Looking toward the Future

In April 2005, we held the Toyota Industries World Convention 2005, which brought together numerous TOYOTA and BT lift truck dealers and distributors from all over the world. Held in Kyoto and other locations, this marked the second such event since 2001. The slogan of the 2005 convention was "United We Grow," which is also the theme of this year's annual report. The slogan aptly expresses the solidarity of TMHC and the BT Industries Group, the two vital components of the Materials Handling Equipment Segment. It indicates our intention to realize further growth supported by strengths befitting the world's leading company in this field. I believe the "United We Grow" slogan also transcends the Materials Handling Equipment Segment and symbolizes the future direction of the entire Toyota Industries Group. Moreover, the slogan embodies our strong intention to create new value by facilitating further collaboration within the Toyota Industries Group, creating synergies via the organic interaction among the Group's business divisions, and promoting stronger relationships with shareholders, customers, members of the local community and other stakeholders.

Since its establishment, Toyota Industries has been a company with a passion for *monozukuri* (literally means "creating things," but it implies a philosophy that recognizes the value of the innovative creation of quality products). In time, our non-manufacturing businesses such as the provision of services and solutions are expected to account for an increasing proportion of our total business. Even in these new business fields, I am confident that we can skillfully and effectively apply our "spirit of *monozukuri*"—developing products utilizing our ingenuity and making improvements. As we promote diversification of our businesses, this spirit handed down by our predecessors remains a vital source of our superior competitiveness for both the current and the next generation.

The management team of Toyota Industries—your company—regards its most vital mission as ensuring the further growth of the Toyota Industries Group. In other words, we seek to enhance our long-term, stable earnings power and create even higher corporate value. To do so, we will carry out dynamic and strategic business operations while establishing more efficient company management systems, attaining stable growth in businesses and steadily improving our business results. Toyota Industries is a conglomerate that has diversified its businesses into a wide range of fields throughout its history. By strategically and organically combining management resources that are the source of its competitive edge—namely the know-how, key technologies, human resources and markets cultivated by each business—Toyota Industries can realize a "conglomerate premium," whereby we create value so the worth of Toyota Industries as a whole adds up to more than the sum of individual businesses.

As we work to earn the trust of society as a good corporate citizen, we will also undertake a host of environmental protection and social contribution activities. Concurrently, we will earnestly promote compliance and corporate governance initiatives.

To sustain the growth of your company in the future, the new management team is committed to taking timely and appropriate measures that will enable us to earn your trust and respond flexibly to continually changing markets and management environments as well as maintain our competitive edge.

I ask you for your continued understanding and support.

August 2005



Tetsuro Toyoda
President

A Message from the Chairman



A Look Back at My Six Years as President

On June 22, 2005, I relinquished the duties of president and became chairman of Toyota Industries. Unquestionably, the six years of my tenure were not always smooth. In fact, it could be said it was rather a tumultuous period. Nevertheless, I was able to fulfill my heavy responsibilities thanks largely to the support I received from everybody.

Looking back, when I assumed the position of president six years ago, I regarded my mission as solidifying the strengths of existing businesses while pinpointing where and how we could achieve further growth; pursuing the potential of the new businesses handed down by my predecessors; and fortifying our foundation for *monozukuri,* or creating things, on which our operations are built. Besides sharpening our overall strengths and competitiveness, I believed that harnessing the passion of all employees and realizing a motivating work environment were imperative.

During my term, Toyota Industries explored its potential for growth in the years ahead. This included strengthening the Materials Handling Equipment Segment by acquiring the BT Industries Group and taking over Toyota Motor Corporation's (TMC) Industrial Equipment Sales Division; establishing a global supply structure for car air-conditioning compressors in line with expanding the presence and contributions of the Vehicle and Engine businesses as a component of TMC's global strategy; bolstering the Electronics Business, mainly ST Liquid Crystal Display Corp. and TIBC Corporation; and making a full-fledged entry into the Logistics Solutions Business. During the six years, Toyota Industries roughly doubled net sales and operating income while net income increased threefold. We also made consistent achievements in solidifying the foundation for *monozukuri* by cultivating employees well-versed in the Toyota Production System through training activities. Reflecting on my tenure, I am satisfied that we have generally attained the targets I envisioned when I first took up the reins as president.



Net Sales
(¥ Billion)
1,500
1,000
500
0
FY 00 05
Net Income
(¥ Billion)
50
40
30
20
10
0
FY 00 05

Believing that the timing was opportune, I decided to turn over the duties of this post to Tetsuro Toyoda, as Toyota Industries gears up for further growth. I am convinced he is the best qualified person as the new leader of Toyota Industries.

I would like to extend my sincere thanks to everyone for their support during my term as president. Drawing on my experience, I also pledge my full support to the new management team.

Under the leadership of the new president, Toyota Industries is preparing to set sail on a new course of growth. Just as I benefited from your support, I ask that you give your utmost guidance and backing to the new management team.

August 2005

Tadashi Ishikawa

Tadashi Ishikawa
Chairman

At a Glance

Toyota Industries is actively engaged in numerous business spheres extending from the Textile Machinery Segment, a business we have undertaken since our founding, to core businesses that encompass the Automobile Segment and the Materials Handling Equipment Segment. Additionally, the

Automobile Segment


49.6%
Percentage of Net Sales

Products

- Passenger vehicles
- Diesel engines
- Gasoline engines
- Car air-conditioning compressors
- Electronic components for automobiles
- Foundry parts for engines
- Automotive stamping dies, etc.



Vitz (Yaris)



2AD diesel engine



7SEU17 compressor



DC-DC converter

Materials Handling Equipment Segment


40.6%
Percentage of Net Sales

Products

- Counterbalanced lift trucks
- Warehouse trucks
- Aerial work platforms
- Automated storage and retrieval systems
- Automatic guided vehicles, etc.



GENEO-B (7FB15)
Electric counterbalanced lift truck



Reflex
Reach truck



SE08B
Truck mount aerial work platform

Textile Machinery Segment


3.5%
Percentage of Net Sales

Products

- Ring spinning frames
- Roving frames
- Drawing frames
- Air-jet looms
- Water-jet looms
- Sizing machines, etc.



RX240NEW ring spinning frame



JAT710 air-jet loom

Others Segment


6.3%
Percentage of Net Sales

Products

- Low-temperature polysilicon TFT-LCDs
- Wire bonding package substrates
- Flip chip package substrates
- Flexible printed circuit (FPC) substrates
- Logistics solutions
- Manufacturing equipment, etc.



Low-temperature polysilicon TFT-LCDs



Wire bonding package substrate



FPC substrate

Others Segment comprises businesses that we envision as pillars of our future growth. In essence, Toyota Industries is a conglomerate embracing diverse businesses, each with clearly delineated core businesses. By strategically and organically fusing parallel technologies, production know-how and customer bases, we aim to create new value added that allows our overall corporate value to exceed the simple sum of individual businesses.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (loss) arising from intersegment transactions.

The Automobile Segment, comprising vehicles (automobile assembly), engines, car air-conditioning compressors, foundry parts for engines, electronic components for automobiles and automotive stamping dies, is Toyota Industries' largest business segment, generating 49.6% of consolidated net sales. Within this segment, the Vehicle Business manufactures the Vitz (Yaris in Europe) and RAV4 (for Europe and North America); the Engine Business produces diesel and gasoline engines as well as materials handling equipment engines and engines for gas heat pumps; and the Car Air-Conditioning Compressor Business develops and produces swash-plate fixed-displacement compressors, one-way swash-plate continuous variable-displacement compressors and scroll-type compressors. We supply these compressors to the world's leading automakers through DENSO Corporation. In fiscal 2005, net sales of the Automobile Segment were ¥616.2 billion and operating income amounted to ¥22.8 billion.



Net sales
(¥ Billion)
750
500
250
0
FY 04 05
Operating income
(¥ Billion)
75
50
25
0
FY 04 05

The Materials Handling Equipment Segment involves lift trucks and other materials handling equipment. Its mainstay products are the GENEO (7FG/D outside Japan) internal combustion counterbalanced lift truck, the GENEO-B (7FB outside Japan) electric counterbalanced lift truck, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems. This segment is composed mainly of TOYOTA Material Handling Company, an in-house company of Toyota Industries, as well as the BT Industries Group and Aichi Corporation, which captures a high share of the domestic market for aerial work platforms. In fiscal 2005, net sales of the Materials Handling Equipment Segment totaled ¥504.0 billion. Operating income amounted to ¥26.1 billion.



Net sales
(¥ Billion)
600
400
200
0
FY 04 05
Operating income
(¥ Billion)
60
40
20
0
FY 04 05

The Textile Machinery Segment produces and sells spinning and weaving machinery. Spinning machinery includes the manufacture and sales of ring spinning frames, roving frames and combing machines, while weaving machinery entails the manufacture and sales of air-jet looms and water-jet looms along with such preparatory machinery for weaving as sizing machines and automatic drawing-in machines. In fiscal 2005, net sales of the Textile Machinery Segment amounted to ¥43.9 billion. Conversely, the segment posted an operating loss of ¥0.8 billion.



Net sales
(¥ Billion)
60
40
20
0
(20)
FY 04 05
Operating income (loss)
(¥ Billion)
6
4
2
0
(2)
FY 04 05

The Others Segment is made up primarily of our newer businesses. Although still small in size, this segment includes strategic businesses with promising potential as pillars of future growth such as the Electronics Business and Logistics Solutions Business. The two entities heading up the Electronics Business are ST Liquid Crystal Display Corp. (STLCD)*, a joint venture with Sony Corporation that produces low-temperature polysilicon TFT-LCDs, and TIBC Corporation, a joint venture with Ibiden Co., Ltd. that produces semiconductor package substrates. This segment is also engaged in the Logistics Solutions Business**, which handles all phases of logistics for companies on an outsourced basis. In fiscal 2005, net sales of the Others Segment totaled ¥77.4 billion. Operating income was ¥5.2 billion.

** As STLCD is an affiliate and not a consolidated subsidiary, its sales and operating income (loss) are not included in the consolidated figures, but are accounted for by the equity method.*
*** Starting in fiscal 2006 (ending March 2006), this business will be separated and function as the Logistics Segment.*



Net sales
(¥ Billion)
80
60
40
20
0
FY 04 05
Operating income
(¥ Billion)
8
6
4
2
0
FY 04 05



Toyota Industries in Progress









Unifying Forces to Maximize Synergies

Toyota Industries' Materials Handling Equipment Segment consists mainly of TOYOTA Material Handling Company (TMHC), the global leader in counterbalanced lift trucks, and the BT Industries Group, the world's top name in warehouse trucks. This segment also includes Aichi Corporation (Aichi), a Toyota Industries subsidiary that holds a dominant share of Japan's market for aerial work platforms. Toyota Industries is building a solid position in the increasingly competitive industrial equipment industry as a leading manufacturer of lift trucks by offering optimum solutions to meet customer needs.

Pursuing Further Integration—Establishment of the Toyota Material Handling Group



The establishment of the Toyota Material Handling Group was announced at the Toyota Industries World Convention 2005, which gathered over 1,200 TOYOTA/BT-related people from more than 60 countries.





Above: President Tetsuro Toyoda (then Toyota Industries Executive Vice President and TMHC President). Below: Per Zaunders (BT Industries President)



President Tetsuro Toyoda (then Executive Vice President)

President Tetsuro Toyoda (then Toyota Industries Executive Vice President and TMHC President) stated at the Toyota Industries World Convention 2005:

"I want to announce the Toyota Material Handling Group (TMHG). As our internal organization, TMHG will be more integrated with stronger global coordination for realizing our common interest in our mutual success."

"I would like to emphasize that TMHG will be a true global integration that does not consider nationalities or company origin."

"The purpose of the integration is not just to combine the organizations but to achieve higher targets. TMHG will be designed to realize the original purpose of our integration: attaining our full potential."

"Of course, we will continue to capitalize on the strengths of our separate brands. We will endeavor to make our present sales network even stronger."

Chairman Tadashi Ishikawa (then President) remarked:

"In establishing TMHG, it is exactly the time to step up to a new level of integration as we have now reached the stage for completing the integration of TMHC and the BT Industries Group."

"With a supporting philosophy of placing utmost value on customers, TMHG offers the world's top level of high quality to ensure customer satisfaction in every region worldwide. While compiling newly developed technologies for realizing our philosophy, we will stress the participation of all persons and the allocation of their roles. These persons include personnel from the Toyota and the BT Industries Group; persons at manufacturers, sales outlets and cooperating companies; and staff involved in sales, development and manufacturing. This approach conveys the meaning embodied in 'United We Grow,' the slogan of the Toyota Industries World Convention 2005."



Chairman Tadashi Ishikawa (then President)

TMHC and the BT Industries Group have made steady progress in expanding synergies by mutually supplying each other's brand products, sharing sales and production know-how, exchanging personnel and jointly procuring components. Building upon this success, Toyota Industries' Materials Handling Equipment Segment has set a new ambitious target of becoming "undisputed No. 1" in the global lift truck market. To achieve this goal, in July 2005 we established the Toyota Material Handling Group (TMHG), a new organization that we expect will facilitate further integration of the operations of TMHC and the BT Industries Group and maximize synergies.



Representatives from TOYOTA/BT distributors in various regions pledged solid unity and their efforts to achieve higher goals.

TMHG's Organization

TMHG has divided its global operations into Europe, North America and International, and a Board has been established as the decision-making body within each of these three regional organizations. A Management Committee—made up of representatives of each regional organization as well as the head of finance and the global head of operations from the headquarters in Japan—manages TMHG as a whole. Comprised of relevant sections of each regional organization, the Sub-Committees handle such principal functions as quality, R&D, manufacturing, production and product planning and human resources development as well as undertake common global coordination for each of these functions, as well as promote the sharing and exchange of information and know-how.

To minimize any operational disruptions accompanying the integration, TMHG's Management Committee will consider the ideal form in terms of integration and organization. On this basis, we will determine and design an optimal organizational structure as we take our utmost efforts to achieve further integration one step at a time. In view of the strategic importance of this integration, Toyota Industries' President Tetsuro Toyoda will concurrently serve as TMHG's president.



Toyota Industries and BT Industries are jointly developing a new three-wheel lift truck incorporating advanced AC technology. This product will be introduced into the European market after being customized for respective brands.

TMHG's Values and Principles

TMHG's 10 Values and Principles, which represents a common ground in proceeding with further integration of TMHC and the BT Industries Group, are as follows.

1. Be **customer-focused** and responsive to customers' requirements.
2. Become **undisputed No. 1** on a global basis as well as in key regions.
3. Develop **international leadership and management** by maximizing our present human resources.
4. Shoot for **high financial performance**.
5. Meet challenges in terms of **both volume and efficiency**.
6. Commit to **Toyota's high-quality** standards in products, services and operations.
7. Move to standardized processes, **clarify Key Performance Indicators and share information to increase transparency**.
8. Aim for **more integrated product development** through the aggressive development and sharing of key components.
9. The **regions are the core of the new organization** and their teams must commit to achieving the above targets and follow the principles.
10. Functional coordination, global standardization and other collective efforts will be strengthened and regional leaders are strongly expected to place **high priority on important horizontal coordination**.


TOYOTA
INDUSTRIAL EQUIPMENT
BT
TOYOTA
L&F
TOYOTA
INDUSTRIAL EQUIPMENT
RAYMOND
Above. And beyond.

Brand Portfolio

The Materials Handling Equipment Segment will continue providing products under the TOYOTA and BT brands, with TMHC and the BT Industries Group committed to maintaining close mutual cooperation on a global scale within the TMHG framework. In this way, Toyota Industries intends to fully utilize the assets of BT Industries' BT and Raymond brands solidly positioned in both Europe and North America. Although not a part of the TMHG organization, Aichi also expects to maintain its own brand as a top manufacturer of aerial work platforms in Japan.

TOYOTA Material Handling Company

Japanese market

TOYOTA L&F

Non-Japanese markets

TOYOTA INDUSTRIAL EQUIPMENT

Materials handling equipment manufactured by TMHC is sold in Japan under the brand name of TOYOTA L&F (Logistics and Forklifts), which refers to materials handling systems as well as industrial vehicles and equipment. Outside Japan, the TOYOTA INDUSTRIAL EQUIPMENT brand/emblem is used.

BT Industries Group

Europe and other regions except North America

BT®

North America

RAYMOND
Above. And beyond.™

BT Industries uses the brand names BT in Europe and other regions, and Raymond in North America. BT Industries also uses the Cesab, Prime-Mover and Lift-Rite brand names in certain markets.

Aichi Corporation

AICHI CORPORATION

Aichi manufactures and sells aerial work platforms, digger derricks and other equipment. Aichi uses the AICHI brand throughout the world. Visit *www.aichi-corp.jp* for further information.

TOYOTA Material Handling Company

Globally Focused Execution of Unified Development, Production, Sales and Decision-Making

TMHC was established as an in-house company in April 2001 after Toyota Industries took over the industrial equipment sales and marketing operations of Toyota Motor Corporation. This consolidation was aimed at cultivating materials handling equipment as a core business within the Toyota Group and firmly positioning Toyota Industries as one of the world's foremost comprehensive manufacturers of materials handling equipment and systems. TMHC strives to meet customer needs through implementing unified development, production and sales functions and quick decision-making via a global perspective.

2004 Milestones

During calendar year 2004, Toyota Industries' total worldwide unit sales of TOYOTA-brand materials handling equipment (including lift trucks, shovel loaders, tow tractors and others) amounted to a record-high 103,756 units, marking the first time that annual sales surpassed the 100,000 unit mark. Moreover, this was the first time in the industry that annual sales of a single brand have exceeded 100,000 units.

TOYOTA materials handling eqiuipment sales


(Thousand units)
(Target)
120
100
80
60
40
20
0
112
103.8
85.7
CY 01 02 03 04 05

Operating production bases in Japan, the United States, France and China, TMHC provides outstanding products and services to customers through a global sales and service network comprising more than 300 base stations in over 50 countries.

Please visit *www.global-toyotalifts.com* for more information on TMHC's global sales network and products.

Operations in Japan

Mirroring a robust recovery in the Japanese economy, total demand in the domestic market for lift trucks in calendar year 2004 increased 10% over 2003, the first double-digit increase in 15 years. During the same period, TMHC sold 32,133 lift trucks, an increase of 10%, virtually the same growth rate as the market.

TMHC carried out proactive sales activities by strengthening its response to large-scale and wide-ranging customers and by promoting proposal-based marketing. In line with strengthening our lineup of large internal combustion counterbalanced lift trucks, in August 2004, we commenced sales of 14 models of 10-ton to 24-ton lift trucks after a full model change in Japan and several countries overseas.





The series of 10- to 24-ton internal combustion counterbalanced lift trucks are the world's first models in their class to be fitted with a diesel turbo engine with a common rail direct injection system, achieving the highest level of power output, excellent fuel economy and clean exhaust emissions. They are also equipped with a highly durable 2-stator torque controller and efficient wet-type disk brake offering low maintenance and improved safety.

For calendar year 2004, TMHC achieved a market share of 42.6% for sales of lift trucks in Japan, the same record-high level as in the previous year. This marks the sixth consecutive year that Toyota Industries' market share has surpassed 40% and the 39th consecutive year that TMHC has maintained its top-ranked position in the Japanese lift truck industry.

Looking Ahead

In 2005, Toyota Industries expects the domestic market for lift trucks to continue to show solid growth. Amid this environment, we will work to expand sales and market share by providing products and services that we hope will deliver even greater customer satisfaction. Efforts are to include carrying out proposal-based marketing that offers solutions that accurately address customer needs as well as promoting a fleet management program to major customers.

In Japan, TMHC develops, produces and sells a wide lineup of materials handling systems that include racks, automatic guided vehicle systems, and automated storage and retrieval systems.

TMHC supplies TOYOTA-brand products through a strong and well-organized sales network of 41 dealers nationwide.

TMHC's Extensive Product Lineup in the Japanese Market

TMHC responds precisely to customer needs with an extensive product lineup—from lift trucks to automated storage and retrieval systems—for warehousing, storing and low-level or high-level order picking. Very narrow aisle trucks and other warehouse trucks supplied by BT Industries make TMHC's product line even more comprehensive.

Order picking trucks



Racks



Automated storage and retrieval systems







Counterbalanced lift trucks



Walkie rider trucks



Automatic guided vehicle systems



High-speed sorting equipment

Standardization of OPS System in the GENEO Series (7 Series)

The GENEO Series (7 Series overseas), Toyota Industries' mainstay lift trucks, will now come equipped with the operator presence sensing (OPS) system as standard specification to enhance operator safety. In Japan, starting with the GENEO (7FG/D overseas) internal combustion counterbalanced lift truck produced from August 2005, the lineup will be expanded to include the GENEO-B (7FB), GENEO-R (7FBR) and GENEO-E (7FBE) electric lift trucks produced from September 2005. For the overseas markets, we plan to release principal products along a similar timeframe.

When the OPS system senses the operator is not in a normal operating position, it stops powered travel and powered hydraulic functions (loading OPS system* and traveling OPS system**) to minimize the likelihood of accidents due to operational errors and when the operator is out of the operating position.

* The loading OPS system automatically stops powered loading operations when the operator is not positioned normally. This function minimizes the likelihood of serious accidents that may arise from the operator inadvertently trying to work from an unsafe position.

** The traveling OPS system senses whether the operator is properly seated via a seat switch. When the operator is not properly seated, the system automatically stops powered travel.

TOYOTA L&F

Products for the Japanese Market — Industrial Vehicles



GENEO (7FD25)
Internal combustion counterbalanced lift truck



GENEO-B (7FB15)
Electric counterbalanced lift truck


TOYOTA

GENEO-E (7FBE15)
Three-wheel electric counterbalanced lift truck



GENEO-R (7FBR15)
Electric reach truck



2TE18
Electric tow tractor

Products for the Japanese Market — Materials Handling Systems



Partner Rack
Rail-less mobile rack



Rack Sorter B
Automated storage and retrieval system
(Plastic container type)



Rack Sorter P
Automated storage and retrieval system
(Pallet type)



Road Sorter H
(ACBH10)
Automatic guided vehicle system



2AFBR15
Automatic guided lift truck



APLB8
Automatic guided pallet truck



CORPORATION

Truck Mount Aerial Work Platforms



SH15B



SE08B



TZ-10A type "RR"



SC40A

Self-Propelled Aerial Work Platforms



SR-18AJ



RX07B

Note: Although Aichi Corporation is not integrated into the Toyota Material Handling Group, it comprises an imporant part of the Materials Handling Equipment Segment.

Operations in the United States

Headquartered in Irvine, California, Toyota Material Handling, U.S.A. (TMHU) has led the industry as the top-selling lift truck supplier in the United States for the past three years. Of the Toyota lift trucks sold in the U.S., 99% are manufactured in North America with the majority being built at Toyota Industrial Equipment Manufacturing (TIEM), based in Columbus, Indiana.

According to Industrial Truck Association data, in 2004 the industry as a whole enjoyed more than 20% growth over 2003. Also during 2004, the 200,000th Toyota lift truck rolled off the line at TIEM. In addition, TMHU introduced several Toyota products to the United States rounding out its line to include new electric reach trucks, counterbalanced electric stand-up rider trucks, an electric pallet truck and an electric stand-up tugger model.

TMHU also announced the results of its customer satisfaction survey that measures satisfaction with dealers' sales process, service and parts support, and product quality. The program, Voice of the Customer (VOC), found that 92% of Toyota customers would recommend their local dealership based on their experience with the sales and delivery process.



Toyota's new National Customer Center 360-degree showroom features a comprehensive collection of Toyota's current lift trucks as well as the first Toyota lift truck sold in the U.S. in 1967 and the first lift truck built at TIEM in 1990.

Toyota closed 2004 with three industry honors, including *Modern Materials Handling* magazine naming Toyota the largest lift truck supplier in the world for the fourth year in a row. In addition, Crist Information & Research ranked Toyota as the manufacturer with the largest market share in the United States, and a survey conducted by Reed Research Group of 600 *Modern Materials Handling* readers ranked Toyota first in quality and value.



Thousands of attendees visited the Toyota booth at Promat, the largest materials handling show in North America.

2004 Milestones

TMHU started the year by exhibiting at Promat, North America's most comprehensive showcase of materials handling and logistics technologies. This was Toyota's first corporate appearance in 12 years at the show that attracted 35,000 attendees.

At the same time, TMHU expanded its order picker lineup by launching an electric narrow aisle order picker along with six newly enhanced electric pallet truck models.



A compressed natural gas option is available for Toyota's 4,000-6,500 lb. internal combustion cushion and 3,000-6,500 lb. pneumatic lift truck models.

TMHU also introduced a TIEM factory-installed compressed natural gas (CNG) fuel option in response to the new U.S. Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regulations. This option is available on several lift truck models, carries the Underwriters Laboratory (UL) listing and is certified to meet 2005 EPA and CARB emissions regulations in all 50 states. Toyota reinforced its total solutions philosophy by becoming the first, and currently only, lift truck manufacturer to develop this factory-installed, EPA- and CARB-certified option for the U.S. market.

Looking Ahead

Industry growth is forecast to continue at a slower pace in 2005. Amid this environment, Toyota's commitment to the U.S. market is reflected in its US$11 million investment in the 108,000-square-foot expansion of the TIEM facility that houses the National Customer Center. To further support its customers, this expansion resulted in a newly enlarged sales office and a 42,500-square-foot addition to Toyota's distribution center. The TIEM campus now totals 859,000 square feet of manufacturing and support space and houses nearly 800 associates.

Toyota has 70 authorized Toyota Industrial Equipment dealers with a total of 186 U.S. dealership locations nationwide to offer comprehensive customer service support, including one-stop shopping for both new and certified used lift trucks, parts, service and financing.

For more information on TMHU, visit *www.toyotalift.com.*

Operations in Europe

Based in Brussels, Belgium, Toyota Industrial Equipment Europe (TIEE) is one of the largest suppliers of materials handling services and products in Europe, with 20 distributors operating in 27 countries. Toyota's European lift truck production plant, located in Ancenis, France, is certified with ISO 14001. The European Parts Centre is based here, allowing Toyota's European distributors to source and supply more than 20,000 spare parts within 24 hours.

Market Development

In terms of overall performance in 2004, the European market showed signs of recovery from a challenging 2003 and grew by 8%, reaching its highest level ever. The European market for counterbalanced lift trucks also improved, with sales increasing by 12%. Compared to 2003, the market for warehouse equipment grew by 5%.

TIEE reported excellent results, outperforming the European market with an increase in sales of over 12%. The company also continued to develop its network across Europe in 2004 and reported strong sales in the fast-growing Central European region, with a record increase of 30%.



TIEE's sales & marketing office in Brussels, Belgium

Innovation in customer services was strong in 2004, with the ASEC service certification program established by TIEE to set industry-leading standards in customer satisfaction. ASEC assesses all aspects of after sales such as how Toyota deals with its customers, procedures followed by engineers, and health, safety and environmental requirements. This will ensure that Toyota's high-quality service is consistently delivered across Europe.



Toyota Industrial Equipment, S.A., our lift truck production base in France, manufactures approximately 14,000 lift trucks annually for the European market.

Product Development

In 2004, TIEE continued to enhance its materials handling range with the introduction of an innovative Deluxe Cabin and a new-generation lineup of heavy-duty stackers (7SLL). Available on 7IC models, with capacity ranging from 2 to 3.5 tons, the Deluxe Cabin provides complete driver comfort in all weather and working conditions. The 7SLL series is built around the Toyota Powerdrive system, which significantly improves safety, reliability and performance, and with lift heights of up to 5.4 meters, ensures accurate and safe handling in congested areas.



7SLL heavy-duty powered stacker

Looking Ahead

The Central and Eastern European market is expected to grow further in 2005 with investment in these countries set to continue.

Although the first quarter of 2005 has shown the market increasing by 5% year-on-year, there are some concerns about an economic slowdown in Europe in 2005.

TIEE has a comprehensive plan for growth in the next year, including the development of a range of customized solutions to ensure customer satisfaction throughout Europe. These solutions will include innovative, high-quality products supported by a broad array of value-added services such as driver training, finance, rental and fleet management.

Toyota Fleet Management will help businesses identify the issues affecting their materials handling systems. Through detailed and accurate analysis, TIEE will clarify the decision-making process to help customers invest in the right solution.

Encompassing 350 service outlets, TIEE will continue to strengthen its sales and service network. TIEE remains committed to after-sales service and support, and will focus on offering tailor-made service packages that meet each and every customer's needs.

For further information please visit *www.toyota-tiee.com.*

TOYOTA
INDUSTRIAL EQUIPMENT

Products for the North American Market



7FGU70
Internal combustion pneumatic tire counterbalanced lift truck



7FGCU25
Internal combustion cushion tire counterbalanced lift truck



7FGCU35-BCS
Internal combustion cushion tire counterbalanced lift truck—boxcar special model



7FBEU15
Three-wheel electric counterbalanced lift truck


TOYOTA

7FBCU25
Electric cushion tire counterbalanced lift truck



7BPUE15
Electric order picker

Products for the European Market



7FG/DF30
Internal combustion counterbalanced lift truck with deluxe cabin



7FBMF45
Electric counterbalanced lift truck



7FBRE14
Electric reach truck



7SLL
Powered stacker


TOYOTA

7FBEF18
Three-wheel electric counterbalanced lift truck



LOP10CF
Low-level order picker with elevating cabin



Per Zaunders
President and CEO

BT Industries Group

"Our clear customer and market focus is crucial."

BT Industries is distinguished by its close relationships with customers. We are in the market to meet their logistics needs. Every day we have to prove our ability to develop together with customers as well as anticipate their needs for efficient materials handling, and then supply solutions optimally designed for each customer's unique situation.

We hold very strong positions in priority customer segments, where we are experts at developing solutions for efficient materials handling. Our customer and market focus has been crucial to establishing BT Industries as the world's leading supplier of materials handling solutions based on electric warehouse trucks.

Strong Performance in 2004

The year 2004 was a very strong year for the entire lift truck industry, with higher volumes than ever before. All the major markets—Europe, North America and Japan—reported growth.

We strengthened our position as the world's leading supplier of warehouse trucks. Our increased market shares are the result of a strong product range, a good reputation in the market and an attention to what customers want. Success in the growing global market has necessitated a major expansion in the BT Industries Group's production volumes.

Thanks to our employees' competence, ability to design effective solutions and focus on quality in every aspect of their work, we have been able to achieve improved productivity. The emphasis on customers and quality awareness in every part of the BT Industries Group is a key factor if we are to remain successful.

Faster Product Development Essential

Our society is becoming increasingly dependent on transports and is demanding an ever-faster supply chain. We have to continuously meet demands for efficient materials handling solutions that improve our customers' productivity. To maintain and increase our competitiveness, our current products must be constantly updated. But that is not enough. We also have to be willing to forge ahead and develop the products of tomorrow.

Demand for fast and effective product development has never been higher. In recent years we have invested considerable resources in research and development, and the pace of product development has accelerated. Customers are noticing it in that we are now launching more new products than before. We are not going to stop there. Development certainly isn't.

Global Player Imbued with Local Strengths

One of our strengths is that we are perhaps the only true global company in our field. This is especially important now, when so many large companies prefer to work with a single supplier for all their lift truck needs wherever they operate in the world. These corporations account for a growing share of global trade, and it is very important to provide them with efficient materials handling solutions whether in Europe, North America or globally. BT Industries follows them in their development and serves as a professional partner.

It may seem contradictory, but we at BT Industries have managed to combine global coverage with strong, local business acumen. Our culture stresses delegation of responsibility and authority. By allowing decisions to be made far down in the organization, we achieve important benefits, particularly in terms of flexibility and motivation. The local companies are the ones that know their markets and can best manage their business.

Extensive Cooperation and Inspiration

Since 2000, BT Industries has been part of Toyota Industries Corporation. BT Industries is the world leader in warehouse trucks and TOYOTA Material Handling Company (TMHC) is the world leader in counterbalanced trucks. Together, we have a competitive advantage that takes in every continent, customer segment and truck type.

During the year we entered a more intensive stage of our cooperation with TMHC. We are part of the same group and both companies manufacture lift trucks. I believe that cooperation can and should be expanded, so that we can benefit from each other's strengths.

For example, quality is a primary concern for both BT

Industries and TMHC. BT's vision is to have the warehouse truck industry's highest quality. In this constantly ongoing effort, we can obtain inspiration and suggestions from TMHC, with its very strong quality image.

Continued High Demand in 2005

BT Industries is well prepared for the strong market to continue in 2005, although we do expect the fast pace of growth in 2004 to slow. Capacity utilization in our plants is very high, and we will bolster our efforts to raise productivity and efficiency and thereby improve our competitive strength.

There is still some concern about raw material prices, including for crude steel, which is our most important input good. But because of our established position as the market leader with a strong product range and world-class employees, I am positive about BT Industries' opportunities.

Per Zaunders
President and CEO
BT Industries AB

BT Products


BT


Pro Lifter
Hand pallet truck


Pro Lifter M
Motorized hand pallet truck


Orion
Electric pallet truck


Ixion
Stacker truck


Reflex
Reach truck


Opus
Low-level order picking truck


Opal
High-level order picking truck


Vector
Very narrow aisle truck


Cargo
Counterbalanced truck

Raymond Products


RAYMOND
Above. And beyond.™


Raymond Model 7400 *Reach-Fork* Truck
Reach truck


Raymond Model 112 Pallet Truck
Electric pallet truck


Raymond EAS*i* Pacer Stand-Up Counterbalanced Truck
Electric counterbalanced truck


Raymond EAS*i* Orderpicker Truck
Order picking truck


Raymond *Swing-Reach* Truck
Very narrow aisle truck



Integrating Cutting-Edge Technologies to Lead the Global Market

Besides serving as a core business of the Automobile Segment, our Car Air-Conditioning Compressor Business also represents one of Toyota Industries' key strategic businesses. Toyota Industries takes advantage of its outstanding technologies to efficiently develop and manufacture top-quality products matched to customer needs, and by doing so has spurred enhancements in comfort and technological advances of vehicles manufactured and sold by the world's premier automakers. Our excellent technologies and quality in car air-conditioning compressors, together with unrelenting efforts to build a global production network, exemplify the spirit of Toyota Industries' "United We Grow" slogan.

Second-to-None Technology Development Capabilities

Toyota Industries' car air-conditioning compressors have earned extensive praise for unrivalled quality and reliability from Toyota Motor Corporation (TMC) and the world's other top automakers. Our Car Air-Conditioning Compressor Business has solidly established its competitive superiority, highlighting technological capabilities that are unmatched by other makers.

Toyota Industries' Car Air-Conditioning Compressor Business boasts a long tradition of creating revolutionary new products in anticipation of changing market needs, which has been instrumental in driving the technological innovation of automakers. Among our accomplishments, in the 1980s we developed a compact, lightweight 10-cylinder swash-plate fixed-displacement compressor that realizes excellent reliability at high operating speeds. In the 1990s we demonstrated our commitment to environmental protection by developing a one-way swash-plate variable-displacement compressor that reduces the load on the engine to raise fuel efficiency. Further, in the late 1990s we introduced an externally controlled variable-displacement clutchless compressor that improves acceleration and saves energy consumption by sensing changes in the external environment.

Toyota Industries' development of car air-conditioning compressors has also focused on addressing such urgent environmental issues as destruction of the earth's ozone layer and global warming. As part of these efforts, in 2002 Toyota Industries and DENSO Corporation (DENSO) developed an electrically driven compressor for fuel-cell hybrid vehicles that uses CO_2 as a substitute refrigerant for hydrofluorocarbons. Also working with DENSO, in 2003 Toyota Industries developed a two-way compressor with a built-in motor for hybrid cars. This compressor is driven alternately by the engine during driving and by a built-in motor during engine stop, thereby realizing an optimal balance between fuel efficiency and comfort when the car air-conditioner is in operation. Further underscoring our technological and competitive superiority, all of these revolutionary compressors were developed and commercialized ahead of our competitors.

Leading the Market with Outstanding Technological Capabilities

Toyota Industries' total global production and sales of car air-conditioning compressors in fiscal 2005 totaled 18.2 million units, representing the top share of the global market.

In the Japanese market, during fiscal 2005 we sold approximately 5.5 million compressors to TMC and other principal domestic automakers, making us the market leader.

In the United States, during fiscal 2005 Toyota Industries sold 7.1 millions of mainly fixed-displacement compressors (including exports and local production) to U.S. automakers and Japanese auto manufacturers in North America.

Meanwhile, in Europe, we sold approximately 5.1 million variable-displacement compressors (including exports and local production) during fiscal 2005.

Automobile Trends and Toyota Industries' Product Development


1980s
1990s
2000s
Automobile trends
Provide higher engine performance and comfortable interior
Reduce ozone layer destruction
Slow down global warming
Improve gas mileage
Hybrid cars, fuel-cell hybrid vehicles
Fixed-displacement type
Use of HFC-134a refrigerant
Toyota Industries' product development
1981
Compact, lightweight
10-cylinder swash-plate compressor*
2003
Rotary valve-type compressor
Rotary valve-type variable-displacement compressor*
Variable-displacement type
Externally controlled, variable displacement, clutchless type
1995
Power efficient, superb drivability
7-cylinder one-way swash-plate compressor*
1997
Ultra-lightweight, ultra-power efficient, superb drivability
6-cylinder one-way swash-plate compressor*
2002
CO2 compressor
CFC-free
CO2 compressor for fuel-cell hybrid vehicles*
2003
Electrically driven compressor
Compact, lightweight, highly efficient
Electrically driven compressor for hybrid vehicles*
2003
Two-way compressor
Two-way compressor for hybrid vehicles*
* World's first commercial products

Topic

Toyota Industries first began producing compressors in January 1960. More than four decades later, cumulative production of car air-conditioning compressors in Japan, Europe and the United States reached 200 million units at the end of April 2004. What's truly remarkable is that while it took around 36 years for cumulative production to reach 100 million units as of July 1996, aggregate production soared to 200 million units within a mere span of eight years.



200 millionth compressor

Worldwide Manufacturing Bases and Local Offices


TDDK
Munich
DNTS
YSD
DWHI
TACK
Slated to start operations in April 2006
SUBROS
DNIA
MACI
ACTIS
Detroit
TACG
Slated to start operations in December 2005
DNBR
● Consolidated subsidiaries
● Licensed manufacturers
● Local offices

Toyota Industries is steadily globalizing production bases in its Car Air-Conditioning Compressor Business. We produce compressors through a tripolar structure encompassing Europe, the United States and Japan. We expect that establishing new production bases in the United States and China will further strengthen this structure. Additionally, Toyota Industries licenses production in Asia (excluding Japan) and South America. By carrying out production near our markets, we are better able to supply products precisely tailored to local needs, as well as to reduce shipment costs and exchange rate risks.

Building a Global Production Structure

Responding to growing demand, Toyota Industries is working to build an optimal production structure, with bases in Japan, North America, Europe and Asia.

In Japan, our largest production base, we have built an efficient three-plant integrated production structure in Obu, Higashiura and Kariya, covering all phases from production of materials to processing and assembly and thereby ensuring the stable production of car air-conditioning compressors.

In the United States, Michigan Automotive Compressor, Inc. (MACI)*, our U.S. production base, produces swash-plate fixed-displacement compressors.

In July 2004, Toyota Industries and DENSO jointly established a second North American compressor production base, TD Automotive Compressor Georgia, LLC (TACG), near Atlanta in the U.S. state of Georgia. TACG is slated to commence operations in December 2005. While fixed-displacement compressors have been the main compressor used in North America, in view of increasing global environmental awareness, Toyota Industries anticipates rising demand for variable-displacement compressors, which offer excellent energy efficiency. Determined to meet this expected higher demand, Toyota Industries established TACG as a new plant specializing in variable-displacement compressors in the southern United States, where automakers have been setting up operations. TACG plans to produce 2 million compressors annually by 2010.

Our European production base, TD Deutsche Klimakompressor GmbH (TDDK), produces swash-plate variable-displacement compressors.

* MACI and TDDK are joint ventures with DENSO. As of March 31, 2005, Toyota Industries held 60% and 65%, respectively, of the shares of these companies.
* TACG is capitalized at US$27 million as of March 31, 2005. Toyota Industries North America, Inc. (a holding company controlling Toyota Industries' North American operations) invested 65% of this capital and DENSO International America, Inc. (a company controlling DENSO's North American operations) invested 35%.

In May 2005, Toyota Industries established a joint venture, TD Automotive Compressor Kunshan, Co., Ltd. (TACK) in Kunshan, as its second car air-conditioning compressor production base in China, another vital geographic region. TACK is scheduled to begin producing variable-displacement compressors in April 2006. Yantai Shougang DENSO Co., Ltd. (YSD, in which Toyota Industries holds a 15% stake), a joint venture established in 1994 with Shougang Corporation, will also begin producing variable-displacement compressors in addition to its current fixed-displacement compressors. YSD will


Obu Plant produces aluminum die casts for compressors.


Higashiura Plant processes compressor pistons.


Kariya Plant develops and assembles compressors.


MACI, Toyota Industries' U.S. production base for car air-conditioning compressors


TACG, Toyota Industries' second North American production base (Artist's rendering)


TDDK, Toyota Industries' European production base

supply compressors to users in northern China while TACK will supply customers in the southern part of the country.


China
YSD
Yangtze River
TACK
Main products:
Fixed-displacement compressors
Variable-displacement compressors
(starting from April 2006)
Main products:
Variable-displacement compressors
(starting from April 2006)
Production bases of automakers

Looking Ahead

To ensure future growth, our activities will focus mainly on further penetrating overseas markets.

In Europe, the proportion of new cars fitted with car air-conditioners, once relatively low, is rising and now exceeds 70%. Toyota Industries will strive to expand sales by securing new customers and further cultivating new markets, with efforts centered on supplying products that closely match the needs of the European market.

In the United States, we will redouble efforts to secure new orders, while in China, where automobile sales continue to expand, we will actively undertake sales promotion activities in cooperation with DENSO.

All of Toyota Industries' car air-conditioning compressors are supplied to DENSO, which in turn sells these to leading automakers worldwide. DENSO not only sells our compressors as a single unit, but also incorporates them in DENSO's car air-conditioning systems.

Fixed-Displacement Type


10S17 compressor
(Swash-plate type)


SCS06 compressor
(Scroll type)


SV07 compressor
(Vane type)

Continuous Variable-Displacement Type


7SBU16 compressor
(Swash-plate type)


7SEU17 compressor
(Externally controlled, clutchless type)

For Hybrid Vehicles


ES18 electric compressor
(Hermetic scroll type)


ES27 electric compressor
(Hermetic scroll type)



Applying Our Combined Knowledge and Synergies to Produce a Global Lineup of Automobile-Related Products

In close cooperation with Toyota Motor Corporation (TMC), Toyota Industries' Vehicle and Engine businesses are engaged in a wide range of automobile-related businesses, including the manufacture of engines and the assembly of automobiles themselves. Both the Vehicle and Engine businesses are also proactively contributing to TMC's global expansion strategy and working hard to be a reliable, cost-efficient and flexible supplier of engines and automobile-related products.

Recognizing that the source of our competitiveness lies in ensuring outstanding production capability, we will strive to constantly improve this core component of operations while further enhancing our products in terms of quality, cost and technology.

Vehicle Business

Toyota Industries undertakes operations involved in TMC's car production as one of the vehicle assembly arms within the Toyota Group. As a core business that provides stable revenues, our Vehicle Business assembles mainly compact and midsize automobiles under consignment from TMC. Currently, we are manufacturing two models, the RAV4 for Europe and the United States and the Vitz (Yaris in Europe), the latter of which was re-launched in Japan in February 2005 after a full model change.



Chairman Tadashi Ishikawa (then President) speaks at the ceremony for the latest Vitz (Yaris) coming off the production line at TMC's Takaoka Plant in February 2005. In Japan, the vehicle is assembled at the Takaoka Plant and Toyota Industries' Nagakusa Plant.

Our Vehicle Business is renowned for its top-class quality and quick production launch within the Toyota Group. The Toyota Production System ensures that waste is thoroughly removed from production operations and precious plant space is efficiently utilized.

The Vehicle Business's automobile assembly operation began with the Publica (van) and Corolla (van) in the late 1960s and early 1970s. Underpinned by these successful operations, the full-fledged assembly business commenced with the Starlet at the Nagakusa Plant in 1978. We have been manufacturing the Vitz, the successor vehicle of the Starlet, since 1999. The first-generation Vitz prompted an expansion in the compact car market in Japan, and was later recognized as global standard compact car. The latest Vitz packs the most advanced safety features and environmental technologies and delivers the highest quality bar none.

In producing the most recent Vitz model, we launched production in an unprecedented short period of time to reduce pre-production expenses by incorporating new process improvement measures. We digitalized the preparation process and re-designed its structure so that we could shorten the lead-time and get the job done faster and more efficiently. Specific measures entailed the use of TMC's "Compass" system to reorganize processes and create unified standards. We also utilized three-dimensional data processing to improve processes virtually, and closely reviewed the specifications of processes and equipment. In re-designing the preparation structure, we completely removed every conceivable barrier among relevant manufacturing, production technology and quality control departments involved. Subsequently, by eliminating such factors as communication gaps—an impediment to speed—and delayed decision-making, we were able to implement concurrent engineering where everyone could work in unison to handle multiple tasks at the same time.



Unified standards created using the "Compass" system



Reviewing processes and equipment using virtual three-dimensional data processing

This achievement marks significant progress in realizing greater production enhancement capability to produce high-quality, cost-efficient vehicles, thereby contributing to TMC's car manufacturing operations.

Vehicles



Vitz
(Yaris in Europe)



RAV4

Engine Business

Toyota Industries' Engine Business manufactures diesel and gasoline engines ranging in capacity from 1500 cc to 5200 cc. Our automobile engines are manufactured under consignment from TMC and installed on designated TOYOTA cars. Our diesel engines developed in collaboration with TMC, in particular, offer high power and lighter weight, as well as lower noise and vibration. Moreover, Toyota Industries leads the world in market share of high-output, environmentally friendly industrial engines for lift trucks and other materials handling equipment in addition to engines like gas engine-driven heat pumps. The business also handles a variety of foundry parts incorporating sophisticated technologies.

Thanks to the adoption of the automatic guided vehicle system, our Engine Business maintains a structure that's flexible and responsive to production fluctuations. Quick production launch is another area in which we excel.

The Engine Business is aggressively engaged in the development of environmental technologies. In relation, the proportion of diesel engine vehicles is increasing, especially in Europe, based on the idea that diesel engines are more environmentally friendly in terms of fuel efficiency and lower CO_2 emissions. At the same time, TMC is striving to elevate its presence in the European market, and plans to increase sales by augmenting the diesel vehicle lineup. Toyota Industries aims to contribute to their European strategy through joint development of diesel engines with TMC and production of high-quality diesel engines.

In line with this goal, in March 2005 we started production of 2.2-liter direct-injection AD diesel engines at the Hekinan Plant in Japan and at Toyota Motor Industries Poland Sp.zo.o.* (TMIP), a joint venture in Europe with TMC. The engine is fitted in the Avensis that TMC produces in the United Kingdom and is slated to equip the Corolla that TMC assembles in Europe.

Together with the Hekinan Plant, the Kyowa and Higashichita plants collectively serve as mother plants for overseas counterparts that manufacture engines and foundry parts. In this key role, these plants spearhead the adoption of the latest production technology developed in Japan and facilitate the maturity of the production process and technology before transferring the most current know-how and expertise to overseas bases.

* Toyota Industries' stake is 40%. Toyota Industries is chiefly responsible for production operations at TMIP.

In June 2005, the Higashichita Plant started producing 2.5-liter and 3.0-liter direct-injection KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV) Project. This TMC project aims to establish a globally optimal production and supply structure by reciprocally supplying assembled vehicles as well as main components of pickup trucks and multi-purpose vehicles among manufacturing bases in Asia, Argentina and South Africa. To produce the engine, we launched the production line for manufacturing and processing of aluminum die cast components and assembly of engines within a short preparation period.

Toyota Industries will continuously make efforts to contribute to the successful establishment of the IMV Project. For example, in May 2004, Kirloskar Toyoda Textile Machinery Private Limited (KTTM), a Toyota Industries subsidiary in India that manufactures and sells textile machinery, started production of components for manual transmissions. KTTM supplies aluminum die cast components for manual transmissions and related components to Toyota Kirloskar Auto Parts Private Ltd. (a joint venture in India with TMC and the Kirloskar Group, in which Toyota Industries has a 26% stake), which in turn



AD diesel engine and TMIP staff



Assembly line at the Higashichita Plant, which manufactures KD diesel engines



Worldwide Manufacturing Bases of Automobile-Related Businesses


Poland
Japan
China
India
TMIP
Manufacture of diesel engines for TMC's plants in the U.K. and Turkey
TKAP
Manufacture of transmissions for the IMV Project
KTTM
Manufacture of transmission parts for TKAP
TIK
Manufacture of foundry parts for Japan and manufacturing bases in Poland and India
TIAP
Manufacture of foundry parts for engines
LFTD
Manufacture of automotive stamping dies and jigs (see page 44 for details)
Hekinan Plant
Manufacture of diesel and gasoline engines
Higashichita Plant
Manufacture of foundry parts
Manufacture and supply of diesel engines for IMV Project
Kyowa Plant
Manufacture of engine parts
Manufacture of automotive stamping dies (see page 44 for details)

supplies manual transmission systems to the IMV Project.

Toyota Industry (Kunshan) Co., Ltd., our subsidiary in China, is manufacturing foundry parts mainly for automobile engines. To augment production capacity spurred by an increase in demand, in April 2004 we established our second manufacturing base in the country, Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP), a joint venture in which Toyota Industries has a 60% stake, in cooperation with Taiwan-based Lioho Machine Works, Ltd. and Toyota Tsusho Corporation. TIAP commenced operation in April 2005.

Topic



Highly precise, extremely sturdy yet lightweight, this Toyota Industries-manufactured engine block was installed in the Toyota Tundra, which competed in the NASCAR race held in the U.S. and went on to win the 2004 Craftsman Truck Series title.

Engines



2AD diesel engine
(Displacement: 2.2 liters, used in the Avensis)



2KD diesel engine
(Displacement: 2.5 liters, used in the Hilux Vigo)



1HD-FTE diesel engine
(Displacement: 4.2 liters, used in the Land Cruiser)



2AZ-FE gasoline engine
(Displacement: 2.4 liters, used in the Estima)



1FZ-FE gasoline engine
(Displacement: 4.5 liters, used in the Land Cruiser)


ZZ10022311 チップマウンタ

Uniting with Key Electronics Industry Players to Drive Our Future Growth

Toyota Industries manufactures and sells low-temperature polysilicon TFT-LCDs and semiconductor package substrates through joint ventures. Furthermore, Toyota Industries not only engages in the development, manufacture and sales of power electronics components for automobiles such as DC-DC converters but also pursues the development and commercialization of advanced electronics technologies. Viewing electronics as a promising field where further growth in markets is likely, we regard our Electronics Business as an important source of future growth. Accordingly, Toyota Industries will allocate management resources to this field as we commit our concerted energy and effort to ensure the successful development of this business in the years ahead.

Low-Temperature Polysilicon TFT-LCD Panels

ST Liquid Crystal Display Corp. (STLCD) was established as a 50-50 joint venture with Sony Corporation. Since Toyota Industries' investment is not a majority stake, we account for STLCD as an affiliate by the equity method rather than as a subsidiary. STLCD is currently securing a stable level of earnings in spite of the adverse impact of inventory adjustments in the IT and digital industries, and nonetheless, represents one of the core operations of our Electronics Business.

STLCD manufactures small and medium-sized low-temperature polysilicon (poly-Si) TFT-LCD panels mainly for use in digital still and video cameras and mobile phones. It has built an optimal production system by combining Sony's superb LCD development capabilities with Toyota Industries' renowned expertise in quality control and manufacturing technology. Since commencing mass production in 1999, STLCD has won the trust of a broad range of customers for its product quality, cost competitiveness and reliable delivery times, which is further attested to by its milestone achievement of reaching 100 million panels in September 2004.

STLCD's products excel in such basic features as high resolution and low energy consumption. A new display device using Sony's System-on-Glass technology is also being developed. Incorporating the display device and its driver circuits into a single glass substrate, this technology enables highly reliable, lightweight and miniaturized display modules.

Responding to increases in demand, STLCD has continued expanding production capacity. With the proliferation of digital cameras and camera-equipped mobile phones, we expect a continued rise in demand for its high-performance LCD panels, whereby STLCD additionally invested approximately ¥10.0 billion in 2004 to bolster its production facilities. STLCD's monthly production capacity currently stands at 40,000 panels (600 x 720mm).

In a noteworthy development, Sony acquired the LCD panel manufacturing business of International Display Technology Co., Ltd. and subsequently established ST Mobile Display Corporation (STMD) in March 2005 to manufacture low-temperature poly-Si TFT-LCD panels for mobile devices. Foreseeing sustained growth in demand for the product, Toyota Industries made a 20% capital investment in STMD.


ST Liquid Crystal Display Corp.

Semiconductor Package Substrates

In 1998, Toyota Industries established TIBC Corporation (TIBC), a joint venture with Ibiden Co., Ltd. (Ibiden). This marked our entry into the business for semiconductor package substrates, which are essential components of PCs, digital still and video cameras, mobile phones, home video game consoles, IC cards and memory cards. Leveraging Ibiden's extensive technologies, TIBC has steadily expanded its product line, manufacturing flexible printed circuit (FPC) substrates for IC cards, wire bonding package substrates and flip chip package substrates.


TIBC Corporation

TIBC's semiconductor package substrates are sold via Ibiden to major integrated device manufacturers (IDMs) and semiconductor-packaging companies in South Korea and Taiwan for use in PCs, mobile phones and other products. TIBC's FPC substrates are also marketed through Ibiden to SIM-card and smart card suppliers mainly in Europe and China for integration into credit cards and telephone cards.

Semiconductor Package Substrate Trend and TIBC's Production Engineering Development


Substrate trend
IC signal pins
WB: Wire bonding (package)
FC: Flip chip
FPC: Flexible printed circuit
Flip-chipped
Super fine
Multi-layered
FC substrates
Fine
Super thin-filmed
WB substrates
LSI wire bonding
FPC substrates for IC cards
Double-sided
1980
1990
2000
2005
2010
TIBC product line
Sep. 1997
FPC package substrates
Apr. 1999
WB package substrates
Sep. 1998
TIBC founded
Oct. 2002
FC package substrates

FC package substrate
Main applications:
CPU for PCs, PC graphics, chipsets for PCs

WB package substrate
Main applications:
Memory for portable devices, chipsets for PCs

FPC package substrate
Main applications:
Contact IC cards

Car Electronics

Toyota Industries' Electronics Division develops and manufactures automobile-related electronics components.

Fitted in Toyota Motor Corporation's (TMC) Prius hybrid car, our DC-DC converters were developed by utilizing our wealth of know-how and experience in the development of control devices for electric counterbalanced lift trucks. Regarded as one of the key devices in hybrid cars, the converter down-converts the high-voltage DC current of the main battery to a lower voltage to recharge the auxiliary battery and supply power to lights, wipers, the horn and other in-car devices. The division also develops and manufactures compact, low-cost DC-DC converters for electric power steering (EPS) systems for hybrid cars, which are installed in the TMC's Harrier Hybrid and Kluger Hybrid. Other products include a broad range of DC-AC inverters for cars with hybrid and conventional engines that convert currents into the same voltage as household electricity.

Looking to the future, we expect that strong worldwide demand for environment-friendly vehicles will likely be accompanied by steady growth in demand for hybrid cars. With this in mind, the Electronics Division will redouble its efforts to build a strong position as a manufacturer of power electronics devices for hybrid cars.

Car Electronics Products for Hybrid Cars


DC-DC converter for EPS
fitted in the Harrier Hybrid and Kluger Hybrid
New products
DC-DC converters for EPS
DC-DC converter
fitted in the Prius
DC-AC inverter
fitted in the Estima Hybrid
DC-DC converters
DC-AC inverters
FY2002
2005
2011

New Electronics

The New Electronics Sub-Division handles the R&D and commercialization of various electronics technologies. For instance, the sub-division undertakes joint research on radio tuners under a business alliance between Toyota Industries and Niigata Seimitsu Co., Ltd. Together, we have developed and commercialized ultracompact, power-efficient FM radio tuner utilizing "Full CMOS RF IC technology." This device integrates all radio tuner functions, including "radio frequency" circuits, into a single "integrated circuit" chip using "complementary metal-oxide semiconductor" process technology. The tuner is optimal for use in such portable devices as mobile phones and MP3 players. The New Electronics Sub-Division also develops and manufactures small wireless LAN modules compatible with next-generation communications platforms. Further, the sub-division developed organic light-emitting diodes (OLEDs) that achieve an ideal balance in terms of excellent color reproduction, brightness and life span. The commercialization of an OLED backlight for LCDs is currently underway.

Toyota Industries built a new base in Anjo, Aichi Prefecture, for undertaking R&D and production of electronics products. We intend to gradually consolidate our electronics-related R&D and production facilities into the new Anjo Plant, which is currently working on pilot production in the run-up to commercialization of OLED backlights.

STLCD



Low-temperature polysilicon TFT-LCDs

TIBC



Wire bonding package substrate



Flip chip package substrate



Flexible printed circuit (FPC) package substrate

Car Electronics



DC-DC converter for the PRIUS



DC-DC converter for electric power steering for the Harrier Hybrid and Kluger Hybrid



DC-AC inverter for the Alphard Hybrid and Estima Hybrid (1.5kW)



DC-AC inverter for the Tacoma (400W)

New Electronics



IC chip (left) and radio tuner module incorporating the IC chip (right)


GIGA WAVE
TOYOTA

Wireless LAN module


TOYOTA

Lighting for newscasters (Product developed using white OLED technology)



White OLED light source



Building a Proprietary Business Model to Provide Optimum Logistics Solutions

Companies are increasingly striving to reduce their total logistics costs and improve overall logistics. To address such needs, Toyota Industries is undertaking the Logistics Solutions Business in Japan. By closely examining the flow of goods from the manufacturer to the consumer, we seek to create a proprietary business model that optimizes the entire process. Our track record includes a major chain retailer for whom we reformed in-store operations from the standpoint of shoppers. Also, to offer customized logistics solutions best suited to individual customers, we carry out logistics operations independently or via collaborative alliances that partner us with a variety of industry players. Through continuous improvements, reduced costs and increased efficiency, we are leading the way in ensuring smooth logistics operations for customers.

Applying Proprietary Know-How in the Logistics Solutions Business

In undertaking the Logistics Solutions Business, we offer a comprehensive solution to customers' logistics, from planning to the operation of distribution centers to improving their entire supply chain. This is the field of business where we can take advantage of our experience acquired through the production and sales of materials handling equipment as well as our production know-how as exemplified by the Toyota Production System. Toyota Industries regards "logistics" as an ongoing process that continues until a product passes the checkout counter at a retail store. By examining the optimum solution from consumers' perspectives, we aim to build proprietary business models that enable far-reaching improvements in the flow of goods, even through reforming logistics within retail outlets.

Providing Optimum Logistics Solutions Matched to Customer Needs

Executed under the initiative of the Advanced Logistics Division, Toyota Industries is exploring a variety of business formats for providing optimal solutions for individual customers. In addition to the establishment of Advanced Logistics Solutions Co., Ltd. (ALSO) as a wholly owned subsidiary, other avenues include engaging in planning, total design and operation of distribution centers through joint ventures with customers and logistics operators, as well as acquiring equity stakes in logistics operators.

Principal Initiatives

March 2002:
Advanced Logistics Solutions Co., Ltd. (ALSO) established as a wholly owned subsidiary to plan logistics and operate distribution centers.

November 2002:
Commenced operation of a room-temperature distribution center for convenience stores commissioned by Mitsui & Co., Ltd.

November 2002:
Acquired a 5% share in Yukijirushi Access, Inc., a major dairy foods wholesaler. (Yukijirushi Access changed its name to Nippon Access, Inc. in April 2004.)

Invested in Teion Shokuhin Ryutsu Inc., which engages in storage and delivery of frozen and chilled foods (in which Toyota Industries has a 60% stake via indirect investment through ALSO).

October 2003:
KTL Co., Ltd. (KTL) established as a joint venture with Kokuyo Logitem Co., Ltd., a logistics subsidiary of Kokuyo Co., Ltd. (in which Toyota Industries has a 50.5% stake).

November 2003:
KTL commenced operation of the Kokuyo Tokyo Metropolitan Area Integrated Distribution Center (IDC).

March 2004:
Acquired a share of Fuji Logistics Co., Ltd. (Fuji Logistics, in which Toyota Industries has a 26% stake, with shares acquired from Fuji Electric Holdings Co., Ltd.).

April 2004:
TF Logistics Co., Ltd. established as a joint venture with Fuji Logistics for the transport and maintenance of information devices (in which Toyota Industries has a 51% stake).

Toyota Industries' Expanding Logistics Solutions Business


Pharmaceutical products
Frozen foods
Cosmetics and daily use products
Chilled foods
Establishment of joint ventures
Electronic equipment
Direct capital relationships
Teion Shokuhin Ryutsu
Nippon Access
Unrefrigerated foods
Fuji Logistics
Toyota Industries
Building equipment
Kokuyo Logitem
Takasue
Distribution
Stationery supplies
Apparel
Printed matter
Others (area platform)
Started operations by fiscal 2005
Negotiations underway

Operational Scope of the Logistics Solutions Business

Distribution center
- Planning/design
- Planning and overall design of efficient distribution center operations
- Operation/contracted management
- Cost reduction through constant improvements

Store improvement consulting
- Receipt of goods/storage
- Provide guidance on a simplified goods storage method that prevents maintaining unnecessary inventories
- Goods presentation/display
- Provide guidance on ways to get rid of wasteful operations and increase time spent with customers

Financial services
- Cash registers
- Sales management for each cash register and cash collection and delivery
- ATMs
- Cash replenishment and maintenance


Manufacturer
Distribution center
Retailer
Consumer

Diversifying Our Business Fields through Strategic Consolidation

On a different front, we took an important step in further bolstering our Logistics Solutions Business in March 2005 by acquiring Asahi Security Co., Ltd. (Asahi Security) and making the company into a wholly owned subsidiary. Asahi Security offers comprehensive cash management outsourcing services, including cash collection and delivery, cash proceeds management and equipment security, for the retail, services and transportation sectors. The acquisition is an excellent example of our approach to broadening the spheres of our Logistics Solutions Business to cover the "flow of cash" received from consumers in exchange for merchandise in retail stores. We believe this move is in line with our business strategy for providing solutions that enable customers to optimize their overall supply chain.

We are ambitiously allocating management resources to our Logistics Solutions Business, applying our full efforts to accelerate the growth of this business and make it a pillar of Toyota Industries' future operations.

Operational Flow of Cash Collection/Delivery Service at Asahi Security


Delivery of sorted change
Sorting change
Sales report
Head office/ headquarters of customers
Supermarkets, restaurants, etc.
Asahi VEDS Center
Sorting and checking of sales proceeds
Deposits
Bank
Collection of sales proceeds

Asahi Security provides comprehensive cash management service. Utilizing specially reinforced vehicles and the Asahi VEDS Center*, Asahi Security collects sales proceeds from restaurants, supermarkets, convenience stores and other retail outlets, sorts the sales proceeds, sends sales reports to respective head offices/headquarters, makes deposits into respective bank accounts, and sorts and delivers change. By outsourcing cash management to Asahi Security, customers can focus on their sales activities.

* VEDS Center: Short for Valuables Exchange & Delivery System Center. Prepares change and sorts sales proceeds.

Delivering Leading-Edge Performance Backed by Proven Expertise

The history of the Toyota Group began with the invention of an automatic loom by company founder Sakichi Toyoda. Since then, the Textile Machinery Business, Toyota Industries' founding business, has had a tremendous impact on the development of the global textile industry. Today, the Textile Machinery Business develops, manufactures and sells superior-quality products the world over. With state-of-the-art technologies and finely tailored services, Toyota Industries strives to meet evolving customer needs.

Our textile machinery is broadly divided into spinning machinery, which spins bundles of fibers into yarns, and weaving machinery, which weaves yarns into fabric. To meet ever more sophisticated market needs, we incorporate advanced control, communications and mechatronics technologies into our machinery lineup. Through such endeavor, Toyota Industries has received global high acclaim for its mainstay air-jet looms, which boast the top global share, as well as for its ring spinning frames and roving frames.

Please visit *www.toyota-industries.com/textile* for further information.

Weaving Machinery

Toyota Industries manufactures and sells two types of weaving machinery: air-jet looms, which insert weft yarns using air, and water-jet looms, which use water for the same effect. We provide customers around the world with state-of-the-art products that we believe meet and exceed basic performance requirements demanding high speed and reliability as well as incorporate such advanced functions as monitoring and remote setting of the machines via the Internet. Toyota Industries also produces such preparatory machinery for weaving as sizing machines, which enables uniform, high-quality sizing of yarns.



JAT710 air-jet loom



LW600 water-jet loom



Mackee
Sizing machine for spun yarn



Filamaster
Sizing machine for filament yarn

Spinning Machinery

Toyota Industries offers spinning machinery, including high-speed ring spinning frames and roving frames, to meet a wide variety of customer needs. These products excel not only in spinning high-quality yarns but also providing superior productivity. We also produce and sell drawing frames and combers.

Toyota Kirloskar Textile Machinery Private Limited, our subsidiary in India, manufactures ring spinning frames for the local market.



RX240NEW ring spinning frame



FL100 roving frame



DX8 drawing frame



VC5A comber

Creating Advanced Technology for Manufacturing Automotive Stamping Dies

Toyota Industries' Machinery & Tools Sub-Division designs and manufactures stamping dies for Toyota Motor Corporation (TMC), Toyota Industries' Vehicle Division and TOYOTA Material Handling Company (TMHC). Combining the skills of its experienced engineers and advanced digital technology, including simulation, the sub-division is receiving high acclaim for its manufacturing and quick delivery of superior-quality stamping dies. In recognition, the sub-division has regularly received TMC's "Super" Award for Quality Performance.

Setting its sights on the potential growth of the Chinese automobile market, Toyota Industries also established Lio Fung Tool & Die (Kunshan) Co., Ltd. (LFTD, in which Toyota Industries has a 35% stake) as a joint venture with Taiwan-based Lioho Machine Works, Ltd. LFTD has been in operation since April 2004.

Through manufacturing stamping dies, Toyota Industries is exploring ways to support TMC's automobile business and contribute to their global strategy.



Hood panel trim die



Rear door outer draw die

Independently Producing Critical Manufacturing Equipment

Toyota Industries produces its own essential manufacturing equipment such as machining and assembly equipment. Our Mechatronics Systems Department produces customized manufacturing equipment for the Compressor Division, Engine Division, TMHC, our affiliate ST Liquid Crystal Display Corp. and other divisions. This practice not only protects proprietary production know-how but also allows participation in their product development processes so that we can develop manufacturing equipment in short order and facilitate the quick launch of respective production lines. The department's business serves as a source of competitiveness for the entire Toyota Industries Group.



NC machine tool for aluminum parts



Circuit board inspection system with high-resolution line scan camera

Reflections of Toyota Industries

Toyota Industries does not solely consist of businesses involved in textile machinery, materials handling equipment, automobiles, electronics or logistics solutions. As a reflection of Toyota Industries, these businesses are underpinned by a clear management policy and corporate strategies, fair and stringent corporate governance, an organization capable of executing designated strategies, a long-cultivated history and an unwavering pursuit of even higher aspirations. The following section explains these elements, which also embody the means to realize our slogan, "United We Grow."



Positioning for Future Growth

Guided by our Medium-Term Management Vision, Toyota Industries executes a host of strategic initiatives aimed at achieving sustainable growth and enhancing corporate value. When we formulated this vision in 2001, we set the highly challenging targets for fiscal 2006, ending March 31, 2006, namely, consolidated net sales exceeding ¥1.2 trillion and consolidated ordinary income of ¥80.0 billion. As we enter the final year, we are pleased to report that the consolidated net sales target has been realized one year ahead of schedule. In terms of targeted ordinary income, however, we are uncertain if we can achieve our goal, chiefly owing to increases in depreciation expenses and other costs accompanying aggressive, future-oriented capital investment, which exceeded our original assumptions. Nonetheless, we are exerting our fullest efforts to achieve the ordinary income target, and at the same time, are confident that through aggressive capital investment and other measures, our growth strategy will begin to bear fruit as we approach our extended outlook toward 2010 and beyond.

Specific business strategies entailed in the Medium-Term Management Vision ending fiscal 2006 are as follows.

Materials Handling Equipment and Car Air-Conditioning Compressor Businesses: Bolstering Competitive Dominance and Implementing Global Strategies

Toyota Industries will further solidify its number-one share of the Japanese market while increasing its leading share of the global market for materials handling equipment. As prime examples of tangible achievements, in 2000 Toyota Industries acquired BT Industries AB (BT Industries), a Swedish warehouse truck manufacturer, and in 2001 integrated the sales and marketing functions of Toyota Motor Corporation's (TMC) industrial equipment business into our own operations. The acquisition of BT Industries is progressively yielding synergies, including the mutual supply of products as well as reciprocal transfers of production and sales know-how. We expect to reap the benefits of additional synergies following the further integration of TOYOTA Material Handling Company and the BT Industries Group through the establishment of the Toyota Material Handling Group in July 2005.

We also took a major step forward in bolstering our materials handling operations in May 2003 when Aichi Corporation (Aichi), a leading manufacturer of aerial work platforms, became a Toyota Industries subsidiary. Since Aichi commands a dominant share of the Japanese market for aerial work platforms, this move helps the Materials Handling Equipment Segment bolster its product line in sectors other than lift trucks.

Overview of Toyota Industries' Medium-Term Management Vision


Ordinary Income
(¥ Billion)
47.9
51.4
59.0
70.9
80.0
(Mid-term target)
75.0
(Projection)
Net Sales
(¥ Billion)
980.2
1,069.2
1,164.4
1,241.5
1,450.0
(Projection)
Beyond
1,200.0
(Mid-term target)
FY 02 03 04 05 06
Electronics
Logistics solutions
Materials handlimg equipment
Car air-conditioning compressors
Electronic components for hybrid cars
Vehicles/engines
Textile machinery, etc.


GENEO-B (7FB)

The Materials Handling Equipment Segment is working hard to maximize business performance and expand market share through the development and sales of products and services that meet customer and market needs.

Toyota Industries is also the world's leading manufacturer of car air-conditioning compressors. Our approach for further solidifying this dominant position focuses on continued efforts to develop attractive new products that meet customer needs ahead of competitors. In making steady headway regarding globalization of its business operations, the Car Air-Conditioning Compressor Business has built a tripolar structure, with production bases in the three major markets of Japan, the United States and Europe (Germany). We believe the establishment of production bases in China and North America will further strengthen this global structure. By positioning manufacturing operations close to our customers, we are more firmly able to produce products that reflect market needs, while also reducing distribution costs and minimizing exchange rate risks. Moreover, we intend to make further inroads into the European market and redouble efforts to expand sales in the North American market, where we foresee stable growth over the medium and long terms.

The Materials Handling Equipment Segment and the Car Air-Conditioning Compressor Business form the nucleus of Toyota Industries' operations and underpin our efforts to attain the objectives of our Medium-Term Management Vision.


ES18 electric compressor

Electronics and Logistics Solutions: Building the Pillars of Our Future Operations

Toyota Industries views its Electronics Business as having immense potential to fuel growth in the coming years. Our Electronics Business mainly comprises ST Liquid Crystal Display Corp. (STLCD), TIBC Corporation (TIBC), the Electronics Division and the New Electronics Sub-Division. The former two entities are joint ventures with Sony Corporation and Ibiden Co., Ltd., respectively.

STLCD manufactures small and medium-sized low-temperature polysilicon TFT-LCDs for use mainly in digital still and video cameras and mobile phones. TIBC is constantly seeking to efficiently produce high-performance semiconductor package substrates tailored to customer needs.


STLCD's low-temperature polysilicon TFT-LCDs

The Electronics Division develops and manufactures power electronics components for automobiles, while the New Electronics Sub-Division is involved with the development and commercialization of various technologies and products, including radio tuners, wireless LAN modules and organic light-emitting diodes.

Through a full-fledged entry into the Logistics Solutions Business, we are building new business models in logistics and meeting customer needs for total cost reductions and improvements in their logistics operations. This is also a field where we are exploiting our accumulated experience in the production and sales of materials handling equipment as well as our production know-how in offering integrated logistics solutions suited to customer and market needs.

We believe the electronics and logistics solutions markets offer tremendous medium- to long-term growth potential. Accordingly, we expect the Electronics and Logistics Solutions businesses to play a significant role as core operations of the future. Concurrently, we are proactively pursuing promising new technologies and businesses to secure stable medium- and long-term growth.

Vehicle and Engine Businesses: Raising Our Global Presence by Contributing to the Expansion of the Toyota Group

In its role as one of the manufacturing bases for the Toyota Group's compact and midsize series of cars, Toyota Industries' Vehicle Business is relentless in improving product quality and cost efficiency, thereby enhancing the value of TOYOTA cars. The Vehicle Business also contributes to car production of the Toyota Group by continually upgrading its production technologies.

The Engine Business is taking the same resolute approach to continuously supporting the enhanced functionality of TOYOTA vehicles. This dedication is especially evident through its efforts to develop highly functional diesel engines with outstanding environment-friendly features in collaboration with TMC.

Meeting needs related to diesel-engine vehicles is especially crucial as TMC aims to increase its share in the European market. Therefore, we established Toyota Motor Industries Poland Sp.zo.o. jointly with TMC to supply diesel engines to TMC. Toyota Industries is also expanding the presence of its automobile-related business as well, for instance, supplying aluminum die cast components for transmissions to TMC's Innovative International Multi-Purpose Vehicle (IMV) Project through an Indian subsidiary. We are also trying to conribute to the development of TMC's overseas business by strengthening production of foundry parts and commencing production of stamping dies for automobiles in China.

Toyota Industries' Vehicle and Engine businesses focus primarily on commissioned production for TMC.



Vitz (Yaris)

We are strengthening our sales link to TMC through ongoing quality enhancement and cost-reduction activities so that TMC entrusts us with the assembly of, and utilizes our engines in, a wider range of models.

Toyota Industries' Vehicle and Engine businesses represent mainstay businesses that generate stable revenues. Accordingly, we strive to further solidify our revenue foundation by implementing strict cost and quality control measures.



2AD diesel engine

Ongoing Cost-Reduction and Quality-Improvement Measures

Amid fierce price competition among market players, it is essential to introduce appealing new products and implement continued cost-reduction activities to improve our revenue structure. Accordingly, Toyota Industries is implementing measures to continuously reduce costs throughout the entire Company by carrying out systematic and well-planned cost-reduction initiatives. While further strengthening our continuous value engineering (VE) and value analysis (VA) activities, our cost-reduction efforts encompass reduction in general expenses and activities to raise efficiency at the Head Office.



Toyota Industries' top management conducts a quality inspection at a factory

As a company that engages in manufacturing, Toyota Industries' most important mission is providing excellent-quality products to customers and ensuring their satisfaction—a prerequisite to compete in global markets. Therefore, Toyota Industries continually pursues quality-improvement measures that also include principal suppliers. As part of these efforts, the President and other top management regularly conduct self-initiated on-site checks of manufacturing plants to confirm the status of various quality-improvement activities.

Bolstering Initiatives in Information Technology

Toyota Industries is strategically utilizing information technology (IT) to enhance corporate competitiveness. We have introduced an enterprise resource planning (ERP) program into our corporate accounting system and three-dimensional CAD systems in development processes. The utilization of such IT-driven initiatives has translated into reduced development times and improved productivity among non-manufacturing departments.

In May 2002, we opened "e-Lab," an information technology research laboratory heading up a host of IT-related R&D activities. The lab is engaged in a diverse scope of activities that include research on digital simulation technologies for shortening product development times and shrinking lead-times in all areas from development to manufacture and shipment. Additionally, e-Lab is working to develop an optimal network system for joint development of parts with suppliers, as well as for parts procurement, while building a network that encompasses the entire Toyota Industries Group.



e-Lab, the Toyota Industries Group's base for information technology



The machine room oversees the network connecting Toyota Industries' bases all over the world

Global Business Development

Toyota Industries has made steady strides in globalizing its operations on numerous fronts. For example, we produce lift trucks and car air-conditioning compressors in North America and Europe, foundry parts and lift trucks in China and textile machinery and automobile parts in India. The acquisition of Sweden's BT Industries also represents a stronger footing in the global arena. Driven by our firm conviction that globalization is essential for expanding business and raising corporate value, Toyota Industries aims to vigorously pursue globalization by providing customers worldwide with superior products, procuring high-quality, price-competitive parts from worldwide sources and manufacturing products close to its customers around the world.

Toyota Industries' Global Manufacturing Bases


Slated to start operations in December 2005
Slated to start operations in April 2006
• Lift trucks
• Car air-conditioning compressors
○ Engines
• Foundry parts
○ Manual transmission parts
○ Automotive stamping dies
○ Textile machinery

Nurturing the Capabilities of Employees

The Toyota Production System (TPS) is one of the foremost sources of competitiveness as well as the most vital expertise for efficient production. A chief focus of our efforts to sharpen competitiveness is to continually hone TPS and nurture employees who are well-versed in the system. In line with these efforts, a specialist section charged with the planned and organized development of personnel with essential know-how in TPS has been established. Based on its belief that highly skilled workers constitute an important management resource, Toyota Industries has built the Technical Training Center to provide various training courses targeting improved skills so that they can put their expertise to use at the frontline of manufacturing.


Employees strive to perfect their skills at the Technical Training Center


The Technical Training Center is furnished with machines and devices for practical training

Skillfully Utilizing Synergies

Toyota Industries has penetrated new markets and grown its businesses by promoting technological development based on the key technologies and acumen accumulated throughout its long history. At present, Toyota Industries possesses diverse businesses, each operating with its own core technologies and markets. Looking ahead, we believe the creation of new technologies that serve as the nuclei of new business spheres and next-generation products leads to the creation of new value added. In that this is achievable by strategically and organically combining the technologies and markets of individual businesses, Toyota Industries is laying out a structure that will facilitate cooperation among divisions.

Note: Toyota Industries is formulating a new medium-term management plan (fiscal 2007-2011), for which the details will be finalized in 2005.

Research and Development

Pursuing Research and Development that Raises the Bar for Excellence

Toyota Industries undertakes strategic R&D guided by its founding spirit of "Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement." Our R&D focuses not merely on improving short-term business results but also on attaining sustained growth in the future. With our businesses spanning a broad spectrum, each of our business divisions has its own distinctive competencies, core technologies and market characteristics. Innovation and technological advancement is realized through close collaboration and synergy among our business divisions and other R&D facilities.

Toyota Industries' R&D Structure

R&D efforts are divided into product development and improvements undertaken autonomously by technical departments of each business division, and R&D carried out chiefly by the New Electronics Sub-Division and the Research & Development Department. The latter is conducted separately from business divisions and performed as part of a Company-wide management strategy.

Instrumental to efficiently developing new products tailored to customer needs, the technical departments of each division must lead the way in product improvement, technology development and applied research. For this reason, each division maintains its own staff of engineers, experiment facilities and research laboratories and engages in proactive technology development efforts guided by product development plans.

New Products Developed and Sold by Toyota Industries in Fiscal 2005

Automobile Segment

[Car Air-Conditioning Compressors]



Externally Controlled Variable-Displacement Compressors for Buses

Buses are required to realize lower fuel consumption in terms of environmental protection and costs. To address such needs, Toyota Industries, together with DENSO Corporation (DENSO), developed the 7S33, the world's first externally controlled one-way swash-plate variable-displacement compressor for buses, and is supplying the product to leading bus manufacturers in Japan. We also showcased these compressors at Toyota Industries' booth during the Tokyo Motor Show in October 2004.



Electrically Driven Air-Conditioning Compressors for Hybrid Cars

In collaboration with DENSO, Toyota Industries developed and commenced production of the ES27, an electrically driven air-conditioning compressor for the Harrier Hybrid and Kluger Hybrid introduced by Toyota Motor Corporation (TMC) in March 2005. Unlike conventional compressors that are belt-driven by the engine, these compressors are driven by a built-in motor, which enables the air conditioner to remain on even when the engine is turned off, thereby attaining an optimal balance of comfort and fuel economy.

[Engines]



AD Diesel Engines

In March 2005, production of 2.2-liter direct-injection AD diesel engines for the European market commenced at Toyota Industries' Hekinan Plant in Japan and at Toyota Motor Industries Poland Sp.zo.o., a joint venture with TMC. Developed jointly by Toyota Industries and TMC, the engine is fitted in the Avensis that TMC produces in the U.K.

[Car Electronics]



DC-DC Converter for Electric Power Steering in Hybrid Cars

Toyota Industries has developed a compact, low-cost DC-DC converter for electric power steering (EPS) in hybrid cars that down-converts the 288V high-voltage of the main battery to a lower DC current to supply power to the 42V EPS. TMC's Harrier Hybrid and Kluger Hybrid are equipped with this converter.

The Research & Development Department is responsible for basic R&D in materials fields while the New Electronics Sub-Division spearheads R&D in such electronics fields as radio tuners, wireless LAN modules and organic light-emitting diodes. We also collaborate with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group, and other outside R&D institutions.

The Business Planning Department within the Corporate Center promotes new business development and handles technology management. The department facilitates lateral transfers of technologies among different divisions and explores new technology development themes, thereby playing a key role in helping Toyota Industries establish a solid and efficient corporate R&D structure. Systematic and constant assessment of potential new products and services is also carried out by tapping the technological know-how and external networks (both human and information) of each business division.

Serving as a development base of our information systems, our "e-Lab" IT research laboratory engages in a variety of R&D activities that include research on digital simulation technologies for shortening product development times and shrinking lead-times from development to production and shipping. The lab is also involved with developing an optimal network system for joint development of parts with suppliers as well as for parts procurement.

In fiscal 2005, R&D expenditures amounted to ¥30.1 billion, up ¥490 million (1.7%) from the previous fiscal year. R&D expenditures accounted for 2.4% of consolidated net sales, a decrease of 0.1 percentage point. By segment, R&D expenses were ¥17.2 billion in the Automobile Segment, ¥11.0 billion in the Materials Handling Equipment Segment, ¥1.0 billion in the Textile Machinery Segment and ¥830 million in the Others Segment.



400W DC-AC Inverter

Toyota Industries added a 400W DC-AC inverter to its lineup of car-mounted DC-AC inverters that converts a direct current into an alternate current that is the same as household electricity. In September 2004, we began fitting this inverter on TMC's Tacoma, sold in North America. This inverter supplies up to 400W to operate household products and such tools as power drills and saws.

Materials Handling Equipment Segment

Full Model Changes to Internal Combustion Counterbalanced Lift Trucks


TOYOTA

In August 2004, TOYOTA Material Handling Company made a full model change on all 14 models of 10- to 24-ton internal combustion counterbalanced lift trucks and began selling these in Japan and designated countries* overseas. These lift trucks are fitted with a high-power, fuel-efficient and ecological diesel turbo engine with a common rail direct-injection system. They also incorporate a host of new functions for enhanced safety and easier vehicle operation, such as a full-floating, air-conditioned cabin that significantly reduces vibration and noise.

* Available in Algeria, Australia, Indonesia, Malaysia, New Zealand, the Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Thailand and CIS countries. The 15- to 24-ton models are available overseas for the first time.

Textile Machinery Segment



RX240NEW/E-Draft Ring Spinning Frame

Production of the RX240NEW/E-draft model, the latest addition to the lineup of highly acclaimed RX240NEW ring spinning frames, started in February 2005. Adopting an electronically controlled draft structure eliminates the need for troublesome gear changes when changing yarns, while a user-friendly software program enables special yarn spinning as a standard function. Additionally, the strengthened networking function allows monitoring and remote setting from distant locations.

Corporate Governance

Pursuing Fairness, Sound Management and Transparency through Optimal Corporate Governance

Toyota Industries is working to enhance management efficiency by building a management system that facilitates rational decision-making and responds quickly to changes in the business environment. In parallel, we strive to create fair and sound management, bolster our compliance and improve management transparency through speedy and timely disclosure of accurate information to shareholders and other stakeholders.

Toyota Industries' Corporate Governance System

Toyota Industries' Board of Directors, Management Committee and Business Operation Committee work to ensure prompt decision-making on matters with a major influence on shareholders' interests and on crucial issues affecting business operations. The Board of Directors generally convenes once a month to discuss and resolve crucial management matters, such as those necessitated by law. As of June 22, 2005, the Board of Directors consisted of 30 directors, including one external director.

The corporate auditors are responsible for undertaking stringent monitoring of the board members' execution of duties by means of attending meetings of the Board of Directors and other important meetings, and express their opinions when necessary.

Roles of Corporate Auditors (Board of Corporate Auditors)

Based on Japan's Commercial Code, Toyota Industries has chosen to maintain the traditional "Corporate Auditor/Board of Corporate Auditors" system. With a long history in Japan, a Board of Corporate Auditors is a body that is completely independent from the management of a company and functions in parallel with the Board of Directors. Toyota Industries believes this auditing system adequately ensures the proper execution of duties by the Board of Directors.

As of June 22, 2005, Toyota Industries' Board of Corporate Auditors consisted of five corporate auditors, with two standing corporate auditors and three outside corporate auditors. Appointed at the Shareholders' Meeting, the corporate auditors' primary duties encompass auditing of business operations and financial activities. An audit of business operations determines

Corporate Governance Structure

With the exception of matters resolved at the Shareholders' Meeting, the Board of Directors discusses and decides all important management matters. Toyota Industries has also independently set up the Management Committee and Business Operation Committee to increase efficiency and the speed of management and decision-making as well as facilitate appropriate judgment. By deliberating on important matters related to Company-wide management strategies and individual businesses, these bodies facilitate top management and the Board of Directors in appropriate decision-making. Of those issues deliberated on by the Management Committee and Business Operation Committee, crucial issues prescribed in Japan's Commercial Code are put forth for discussion by the Board of Directors.


Shareholders' Meeting
Appointment
Corporate Auditors
(Board of Corporate Auditors)
Corporate Auditor Reporting
Business Reporting
Appointment
Board of Directors
Monitoring
President
Monitoring
Management Committee
Business Operation Committee

The Management Committee deliberates on crucial matters related to all areas of management, including Company-wide strategy and allocation of management resources. The Committee consists of directors above the Executive Vice President level. When the President considers it necessary, relevant other directors and managers also attend Committee meetings.

The Business Operation Committee deliberates on crucial matters related to each business segment. The President, directors in charge of corporate planning and directors assigned to oversee divisional operations (division managers, etc.) attend Committee meetings.

whether directors are stringently adhering to ordinances and the articles of incorporation in the execution of their duties. An audit of finances involves the oversight of business results and a variety of financial-related activities. In addition, the corporate auditors have the authority to inspect relevant documents, make auditing visits to headquarters, business divisions and subsidiaries, and conduct investigations first-hand. At Toyota Industries, the Corporate Auditor's Office with specialist staff has been set up to facilitate the proper execution of the corporate auditors' duties.

Strengthening and Improving Compliance

Toyota Industries recognizes that compliance with the law is the foundation of good corporate governance. Accordingly, we have adopted measures designed to assure that all employees execute their duties fairly and honestly in the light of the law and corporate ethics.

In 1991, Toyota Industries established the Code of Conduct Council to ensure appropriate and legal corporate activities. In 1998, the Council took the initiative to publish a guide for distribution to all employees. This guide contains specific guidelines on good conduct and compliance with the law. Chaired by an Executive Vice President and attended by those above the rank of Managing Director and standing corporate auditors, the Code of Conduct Council convenes on a regular basis and when deemed necessary. The chief responsibilities of the Council include monitoring overall corporate activities from the standpoint of legal and corporate ethics, checking to ensure that employee behavior adheres to the guidelines and promoting educational activities on employee conduct.

In parallel, the Legal Department and Global Human Resources Department provide employees with educational programs, while the Audit Office regularly checks on the enforcement of such programs.

Aiming for the early detection and prompt handling of crucial compliance-related information, in addition to other reporting channels, Toyota Industries set up a corporate ethics hotline staffed by outside lawyers.

Basic Philosophy

Toyota Industries bases its basic philosophy on the "Toyoda Precepts," which embodies the stance of the Company's founder Sakichi Toyoda. In addition, our Five Values clearly express our action guidelines and ensure that Toyota Industries is operated in accordance with shared high ethical standards from top management down to each and every employee. Toyota Industries strives to carry out its management activities with a keen recognition of its social corporate responsibilities.

Information Disclosure

As one element of its basic philosophy, Toyota Industries strives to adhere to the letter and spirit of the law in Japan and overseas, while conducting its corporate activities in a fair and transparent manner. In accordance with this philosophy, we disclose relevant information to provide clear explanations to our shareholders and other investors, thereby raising management transparency. Timely information is also disclosed to the public through the Investor Relations section of our Web site and other media channels.

The Toyoda Precepts*

1. Be a contributor to the development and welfare of the country by working together, regardless of position, in faithfully fulfilling your duties.
2. Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement.
3. Be practical and avoid frivolity.
4. Be kind and generous; strive to create a warm, homelike atmosphere.
5. Be reverent, and show gratitude for things great and small in thought and deed.

** The Toyoda Precepts was assembled in 1935 to commemorate the six-year passing of company founder Sakichi Toyoda. Since then, the precepts have served as the basis of the thinking and guiding principles of the entire Toyota Group.*

Basic Philosophy

The following is a statement of Toyota Industries' basic philosophy. This basic philosophy constitutes the expressly stated beliefs of the management and serves as a guide for corporate behavior.

Respect for the Law
Toyota Industries is determined to comply with the letter and spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

Respect for Others
Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. It also works to promote economic growth and prosperity in those regions and countries.

Respect for the Natural Environment
Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

Respect for Customers
Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

Respect for Employees
Toyota Industries strives to nurture the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

Five Values

We also have Five Values that form an action guide for our employees to enforce our basic philosophy.

Global Perspective
Learning from the best in the world, we aim to become the best in the world.

Customer First
We forge partnerships with our customers and strive to exceed their expectations.

Welcoming New Challenges
Unbound by convention, we embrace the challenge of creation.

Encouraging Professional Excellence
We develop our strengths, and think and act responsibly.

Encouraging Effective Teamwork
We recognize the human worth of each individual and collaborate to achieve goals.

Environmental and Social Contribution Efforts

Fulfilling Our Corporate Social Responsibilities

Toyota Industries recognizes that being a good corporate citizen entails far-reaching responsibilities to the environment as well as to the local communities in which we operate. Accordingly, we undertake independent environmental activities that include reducing CO_2 emissions and other substances, promoting recycling and obtaining ISO 14001 certification at our facilities. At the same time, Toyota Industries also believes in giving back to society, and as such, promotes employees' volunteer efforts and interaction with local communities. We remain fully committed to fulfilling our corporate social responsibilities that contribute to the betterment of society both as the basis of our corporate activities and to enable employees to live a more rewarding life.

Environmental Protection Activities

Basic Principle

Our basic philosophy states: "Toyota Industries believes that *economic growth and conservation of the natural environment* are compatible. It strives to offer products and services that are clean, safe and of high quality." Adhering to this principle, we recognize that environmental protection is a crucial social responsibility of all companies and consider it as one of our foremost management priorities in striving for sustainable growth. Accordingly, Toyota Industries has been determinedly undertaking a broad scope of initiatives aimed at preserving the environment.

Corporate Commitment to the Environment

As part of efforts to address environmental issues, we formulated the *Toyota Industries Group Corporate Commitment* to the Environment. Covering the Group's entire consolidated operations, this declaration highlights our determination to fulfill our corporate social responsibilities while bolstering our environmental protection initiatives.

Third Environmental Action Plan

As a means of systematically undertaking numerous activities, after unveiling our First Environmental Action Plan in 1993 and

Toyota Industries Group Corporate Commitment to the Environment

Toyota Industries carries out its everyday business activities to contribute to global economic development and enhance the quality of life through its products and services. In our business activities, we consider environmental issues throughout the lifecycles of our products. In aiming for a balance between environmental protection and economic development, we have designated "sustainable management" as an issue of the highest priority, as all Toyota Industries employees combine their efforts to tackle environmental issues.

Global Vision


Collaborate with local communities and global society in addressing environmental protection.
Harmony
Sustainable Management
Improvement
Responsibility
Improve eco-efficiency for all our business activities, products and services.
Fulfill our social responsibility of environmental protection.

Corporate Commitment

1. The Toyota Industries Group will strive for further reduction of environmental impact, as well as compliance with environmental laws and regulations.
2. The Toyota Industries Group will develop and provide products and services with top-level environmental performance.
3. The Toyota Industries Group will conduct production activities, in a manner that takes into account prevention of global warming, effective applications of energy and resources, and reduction of substances of environmental concern.
4. The Toyota Industries Group will communicate closely with a wide range of stakeholders, including its customers and shareholders, and continually improve its system of "sustainable management."
5. The Toyota Industries Group will actively address various environmental issues in local communities and global society as a good corporate citizen.

In-House Organization for Environmental Activities


Environmental Committee
Chaired by the President
Specialized Subcommittees
Product Technology Subcommittee
• Development of environment-friendly products
• Facilitation of product recycling
• Promotion of lifecycle assessment (LCA) system
Energy Subcommittee
• Proposal of plans for increasing energy efficiency and related activities
Pollution Prevention Subcommittee
• Promotion of pollution-prevention activities
• Management of hazardous substances
• Management and phase-out of materials that impose a burden on the environment
Waste Minimization Subcommittee
• Planning and promotion of reducing and recycling waste
Plant Environmental Committee
(at each plant)
Plant Subcommittees

virtually achieving the objectives under a second plan devised in 1996, we re-examined the second plan in great detail and subsequently launched the Third Five-Year Environmental Action Plan (April 2001 - March 2006) in August 2000. Despite uncertainties such as the effects of a rapid expansion in our business that was unforeseen at the time of the revision, Toyota Industries is nonetheless currently making Group-wide efforts to achieve the objectives of this plan.

Looking at specific numerical targets, by the end of March 2006 we aim to lower the volume of CO_2 emissions by 5% compared with fiscal 1991 levels (extending to a 10% reduction by the end of March 2011 using the same base). By the end of March 2006, we also aim to cut total emissions of PRTR (pollutant release and transfer register) substances as designated by the Ministry of the Environment by 50% versus fiscal 1999 levels. With fiscal 2006 being the final year of the plan, we are now working on a fourth plan, for which the details will be authorized in October 2005.

Internal Organization for Environmental Activities

As part of its ongoing efforts to adopt an organized and systematic approach to tackling environmental issues, Toyota Industries has set up the Environmental Committee, which is chaired by the President and comprised of four specialized subcommittees. In accordance with policies and plans determined by the Environmental Committee, the Plant Environmental Committee and specialized subcommittees are undertaking a host of activities to address issues unique to each plant.

Toyota Industries considers building an organizational framework to uniformly and efficiently manage and promote the environmental activities carried out by each Group company as one of its most urgent tasks. To this end, we seek to fulfill our responsibilities as declared under the Toyota Industries Group Corporate Commitment to the Environment by continuously working to find new and better ways of effectively implementing our global environmental approach.

Complying with International Environmental Standards

Toyota Industries believes that promoting various environmental initiatives is contingent on building an environmental management system based on ISO 14001, the international standard for environment management systems. That's why we are proactively obtaining ISO 14001 certification at production bases in Japan and overseas.

Environmental Accounting

In line with the ever-expanding number of environmental issues, it becomes increasingly important to make an accurate analysis of the costs and ascertain the effectiveness of environmental investments in terms of management decision-making and information disclosure to investors and shareholders. Although there are currently no uniform international standards on the scope and definition of environmental costs, the Company has used guidelines (2002 edition) prescribed by the Japanese Ministry of the Environment to formulate its own internal standards for calculating the efficiency and economic effectiveness of its environmental-protection investments and activities.

Social Contribution Activities

Basic Stance

As it works toward sustained corporate growth, Toyota Industries is attempting to meet its obligation as a good corporate citizen to contribute to the enrichment of local communities that are the foundation of its corporate activities and employees' lives. Toyota Industries fulfills this responsibility on numerous fronts by cooperating with local communities to undertake a diversity of social contribution activities. We also proactively support employees' volunteer activities.

Supporting Volunteer Activities of Employees

To encourage employees' volunteer endeavors, the Company set up the Heartful Club. This organization supports employees' volunteer efforts by furnishing registered members with an abundance of useful information about volunteering, soliciting volunteers and encouraging employee participation in such volunteer activities as social welfare and environmental protection events.



Rugby classes for children coached by Toyota Industries' employees aim to instill young people with the importance of teamwork and communication.

Sponsoring Social Welfare and Cultural Events

Toyota Industries also provides extensive support for social welfare and cultural events focused chiefly on regions in the vicinity of our headquarters and production bases. Our activities encompass supporting various events for children with disabilities and children orphaned by traffic accidents, as well as sponsoring concerts.



Toyota Industries holds its annual "Social Welfare Get-Together Festival," inviting local residents with disabilities to its facilities for a day of fun and enjoyment.

Communications on Environmental Protection and Social Contribution Activities

Toyota Industries publishes the *Social & Environmental Report*, which summarizes the initiatives and achievements of our environmental protection and social contribution activities. To obtain a copy of this report, please see the contact information listed on the last page of this annual report. The contents of the *Social & Environmental Report*, along with the recent details of our environmental protection and social contribution activities, are also available on our Web site (*www.toyota-industries.com*). Through utilizing such communication tools, Toyota Industries will proactively continue to disclose information to stakeholders about the ways in which we fulfill our social responsibilities.


TOYOTA
Environmental Report
2003
Social & Environmental Report
2004
2005

Social & Environmental Reports


TOYOTA
TOYOTA INDUSTRIES CORPORATION

www.toyota-industries.com

Sakichi Toyoda's Circular Loom Depicted on Postage Stamp

On March 23, 2005, a commemorative stamp was issued depicting a circular loom that company founder Sakichi Toyoda invented in 1906. This stamp was included in the seventh series of "Science and Technology & Heroes and Heroines of Animation." In his quest to create an ideal loom that is more energy efficient and quieter than flat looms, as well as able to weave wider cloth without seams, Sakichi invented an innovative circular loom that wove cloth in a continuous, circular motion. He obtained a patent for this remarkable achievement in 19 countries around the world, including the United Kingdom, the United States and France. One of the most revolutionary inventions in the modernization of science and technology in Japan, the circular loom was selected as an apt motif for the theme of the stamp series. After almost 100 years since the invention, we at Toyota Industries and the Toyota Group feel immense pride in receiving this honor.


日本郵便
NIPPON
80



Circular loom displayed at the Toyota Commemorative Museum of Industry and Technology

Toyota Industries' Technology at the Toyota Group Pavilion for World Expo 2005

From March 25 to September 25, 2005, the 2005 World Exposition Aichi, Japan is being held under the theme of "Nature's Wisdom" in Aichi Prefecture, where Toyota Industries is based. Toyota Industries is participating in the event through the Toyota Group Pavilion as a member of the Toyota Group. Centered on the theme of "The Dream, Joy and Inspiration of Mobility in the 21st Century," Toyota showcases advanced technologies of various Group companies and introduces the direction of future society by entertaining humanoid robots. The main "Move Live" show presents a three-dimensional futuristic opera featuring the i-unit*, robots and human performers against the backdrop of a giant 360-degree screen projecting dynamic images of society in the future. Toyota Industries' guidance technology, cultivated through the development of the automatic guided vehicle system, was incorporated to enable unmanned operation of the i-unit.



Low-speed mode High-speed mode



* The i-unit is a future concept vehicle envisioned by Toyota Motor Corporation. Made for a single passenger, the i-unit embodies the concept of "expanding human abilities" and realizes a form of "personal mobility" that seeks to enable greater freedom of movement. The vehicle has a variable positioning system, featuring a low-speed mode for moving leisurely among other people in an upright position and a low center of gravity that ensures stable handling in high-speed mode.

Toyota Industries' History

Foundation – 1980s



Founder
Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom, he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Automatic Loom Type G. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924
Toyoda Automatic Loom Type G invented by Sakichi Toyoda.

1926
Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929
Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1933
Automobile Division set up.

1934
A-type automobile engine completed.

1935
Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new-car-release exhibition in Shibaura, Tokyo.

1937
Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940
Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).

1944
Obu Plant starts operations, producing castings.

1949
Company stock listed on Tokyo, Osaka and Nagoya Stock Exchanges.

1952
Automobile engine (S-type gasoline engine) production starts.

1953
Kyowa Plant starts operations, producing engines and assembling automobiles.

1955
Vehicle Division set up.

1956
Lift truck production starts.

1959
P-type gasoline engine production starts.

1960
Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.

1963
Dump truck production starts.

Friction welder production starts.

1964
J-type diesel engine production starts.

1967
Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.

Electric counterbalanced lift truck production starts.

1968
Open-end spinning machine production starts.

1970
Takahama Plant starts operations, producing industrial vehicles.

1971
Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle, and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974
6P compressor production starts.

1977
Swash plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978
Starlet (automobile) production starts.

Aerial lift equipment production starts.

1980
JA air-jet loom production starts.

1981
10P compressor production starts.

1982
Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985
Engine Division separates from Vehicle Division.

10PA compressor production starts.

1986
Company awarded the Deming Prize for quality control implementation.



Deming Prize

X300 series lift truck production starts.

1987
Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988
Toyota Industrial Equipment Mfg., Inc. (TIEM) established in Columbus, Indiana, U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989
Michigan Automotive Compressor, Inc. (MACI) established in Jackson, Michigan, U.S., as a joint venture with DENSO Corporation.

1990
Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.



1992
Materials Handling System Division set up.

Production starts on automated storage and retrieval systems.

JAT600 air-jet loom production starts.

1993
RX200 ring spinning frame production starts.

1994
X500 series internal combustion counterbalanced lift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. (TIK) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995
Toyota Industrial Equipment, S.A. (TIESA) established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB compressor production starts.

B500 electric counterbalanced lift truck production starts.

Kirloskar Toyoda Textile Machinery Private Limited (KTTM) established in India as a joint venture with the Kirloskar Group.

1996
JAT610 air-jet loom production starts.



RX240 ring spinning frame production starts.

1997
Compressor production at Kariya Plant reaches 100 million units.

6SE compressor production starts.

ST Liquid Crystal Display Corp. (STLCD) established as a joint venture with Sony Corporation.

1998
TD Deutsche Klimakompressor GmbH (TDDK) established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced lift trucks introduced.



TIBC Corporation (TIBC) established as a joint venture with Ibiden Co., Ltd. to produce semiconductor package substrates.

10S compressor production starts.

1999
Vitz (Yaris in Europe) production starts.

Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced lift trucks introduced.

2000
LW600 series water-jet loom production starts.

BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks, becomes a Toyota Industries subsidiary.



2UZ gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.



2001
GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 production starts.



Name changed to Toyota Industries Corporation.

2002
Advanced Logistics Solutions Co., Ltd. (ALSO) established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.



Toyota Motor Industries Poland Sp.zo.o. (TMIP) established in Poland as a joint venture with Toyota Motor Corporation to produce diesel engines.

2003
JAT710 air-jet loom production starts.



GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced lift truck production starts.


TOYOTA

Aichi Corporation, a manufacturer of special-purpose vehicles, becomes a Toyota Industries subsidiary.

2004
Toyota Industry Automotive Parts (Kunshan) Co., Ltd. (TIAP) established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce foundry parts.

TD Automotive Compressor Georgia, LLC (TACG) established in the U.S. as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

2005
Asahi Security Co., Ltd., which engages in collection and delivery of cash, management of sales proceeds and equipment security, becomes a subsidiary of Toyota Industries.

Vitz (Yaris) production starts after a full model change.



TD Automotive Compressor Kunshan, Co., Ltd. (TACK) established in China as a joint venture with DENSO Corporation and other entities to produce car air-conditioning compressors.

Corporate Organization *(As of July 1, 2005)*


Corporate Auditors
Board of Corporate Auditors
Corporate Auditor's Office
Board of Directors
Management Committee
President
Business Operation Committee
Corporate Center
Corporate Planning Dept.
Corporate Management Dept.
Audit Office
Investor Relations Office
Public Affairs Dept.
Global Human Resources Dept.
Global Quality Control Dept.
Business Planning Dept.
TMHG Coordination Office
Toyota Sales Dept.
Osaka Office
Mechatronics Systems Dept.
Research & Development Dept.
Business Support Center
Legal Dept.
Secretarial Dept.
General Administration Dept.
Technical Training Center
Accounting Dept.
Global IT Dept.
Purchasing Dept.
Safety, Health & Environment Dept.
Operations Management Consulting Dept.
Plant Engineering Dept.
Intellectual Property Dept.
Health Care Administration Center
Tokyo Office
Corporate Code of Conduct Committee
Environmental Committee
Export Supervisory Committee
Safety and Health Committee
Stock Option Committee
Production Division Committee
Technology Committee
Personnel Development/General Affairs Committee
Cost/Procurement Management Committee
Investment/Financing Management Committee
TOYOTA Material Handling Company*
Textile Machinery Division
Compressor Division
Vehicle Division
Engine Division
Electronics Division
Advanced Logistics Division
Machinery & Tools Sub-Division
New Electronics Sub-Division
Trading & Logistics Sub-Division

*TOYOTA Material Handling Company is the name of a division of Toyota Industries Corporation, not a legally incorporated entity.

Directors and Corporate Auditors *(As of June 22, 2005)*

Board of Directors


Chairman
Tadashi Ishikawa*


Vice Chairman
Shozo Nakayama*


Vice Chairman
Koichiro Noguchi*


President
Tetsuro Toyoda*


Executive Vice President
Norio Sato*


Executive Vice President
Shiro Endo*


Executive Vice President
Kazuhiko Takeuchi*


Executive Vice President
Shinjiro Kamimura*

Senior Managing Directors

Tatsuo Matsuura*
Shigetaka Yoshida*
Masafumi Kato*
Yasuharu Toyoda*

Managing Directors

Yutaka Murodono
Kazunori Yoshida
Shoji Shimo
Ryoji Inoue
Kosaku Yamada
Kimpei Mitsuya

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kenji Takenaka
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki
Toshiyuki Sekimori
Hirotaka Morishita
Shinya Furukawa
Hironori Ito
Akira Onishi

** Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Kosuke Ikebuchi
Masaaki Furukawa
Takeshi Uchiyamada

Corporate Data *(As of March 31, 2005)*

Plants and Offices (Parent Company)

	Number of Employees	Land Area (1,000m²)
Kariya Plant	1,751	173
Hekinan Plant	1,634	347
Nagakusa Plant	2,185	301
Obu Plant	458	148
Kyowa Plant	1,029	162
Takahama Plant	1,464	333
Higashichita Plant	387	333
Higashiura Plant	93	245
Head Office and Others	1,157	780
Total	**10,158**	**2,822**

Consolidated Subsidiaries

Company Name	Location in Japan	Capital (thousands in local currency)	Equity Ownership
Japan			
Aichi Corporation Group (4 companies) *1	–	–	–
TIBC Corporation	Aichi	¥3,250,000	60.0%
Asahi Security Co., Ltd.	Tokyo	¥516,360	100.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	100.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	68.8%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	75.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Teion Shokuhin Ryutsu Co., Ltd.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
ALTRAN Corporation	Aichi	¥100,000	60.0%
KTL Co., Ltd.	Tokyo	¥100,000	50.5%
TF Logistics Co., Ltd.	Tokyo	¥100,000	51.0%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Taikoh Transportation Group (5 companies) *2	–	–	–
SKE Inc.	Aichi	¥80,000	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Unica Co., Ltd.	Aichi	¥50,000	100.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Nagao Industry Co., Ltd.	Aichi	¥31,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	100.0%
Hara Corporation	Gifu	¥23,193	100.0%
Sun Valley Inc.	Aichi	¥22,500	100.0%
Sun Valley CVS Takaramachi Inc.	Aichi	¥3,000	100.0%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
ALT Logistics Co., Ltd.	Aichi	¥20,000	60.0%
Shine's Inc.	Aichi	¥10,000	100.0%
Toyota Industries Well Support Corporation	Aichi	¥10,000	100.0%

Company Name	Location	Capital (thousands in local currency)	Equity Ownership
Outside Japan			
Toyota Industries Sweden AB *3	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *3*4 (64 companies)	–	–	–
Toyota Industries Finance International AB *3	Mjölby, Sweden	SEK25,000	100.0%
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *5	Columbus, Indiana, U.S.A.	US$60,000	100.0%
TD Automotive Compressor Georgia, LLC *5	Jefferson, Georgia, U.S.A.	US$27,000	65.0%
Toyota Material Handling USA, Inc. *5	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *5	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyoda Textile Machinery, Inc. *5	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota-Lift of Los Angeles, Inc. *5	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyota Industries Personnel Service of America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$100	100.0%
Aichi Corporation Group (1 company) *1	–	–	–
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Kirloskar Toyoda Textile Machinery Private Limited	Bangalore, Karnataka, India	Rs2,426,200	95.1%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$23,000	70.0%
Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai, China	US$1,000	70.0%
Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$12,500	60.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP1,243	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France/Brussels, Belgium	EUR75	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%
Toyota Textile Machinery Europe, AG	Zurich, Switzerland	SFR3,000	100.0%
Toyota Maquinas Texteis do Brasil Ltda.	São Paulo, Brazil	US$200	100.0%
Toyota Industries Corporation Australia Group *6 (9 companies)	Sydney, Australia	–	–
Toyota Industries Mercosur Ltda.	São Paulo, Brazil	R$26,510	100.0%

Affiliates Accounted for by the Equity Method

Company Name	Location	Capital (thousands in local currency)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥23,000,000	50.0%
Fuji Logistics Co., Ltd.	Tokyo	¥2,979,675	26.8%
Aichi Corporation Group (1 company) *1	–	–	–
Outside Japan			
BT Industries Group *4 (16 companies)	–	–	–
Aichi Corporation Group (1 company) *1	–	–	–

*1 Aichi Corporation Group comprises Aichi Corporation, its four subsidiaries and two affiliates. Aichi Corporation is headquartered in Saitama Prefecture and capitalized at ¥10,425 million. Toyota Industries Corporation holds 51.0% of the outstanding shares of Aichi Corporation.
*2 Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. and its four subsidiaries. Taikoh Transportaion Co., Ltd. is headquartered in Aichi Prefecture and capitalized at ¥83,985 thousand. Toyota Industries Corporation holds 51.4% of the outstanding shares of Taikoh Transportation Co., Ltd.
*3 Toyota Industries Sweden AB is a holding company which holds a 100.0% of the outstanding shares of BT Industries AB and Toyota Industries Finance International AB.
*4 BT Industries Group comprises BT Industries AB, its 63 subsidiaries and 16 affiliates. BT Industries AB is headquartered in Mjölby, Sweden and capitalized at SEK560 million.
*5 Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing, Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc. and TD Automotive Compressor Georgia, LLC.
*6 Toyota Industries Corporation Australia Group comprises Toyota Industries Corporation Australia Pty Limited and its eight subsidiaries. Toyota Industries Corporation Australia Pty Limited is headquartered in Sydney, Australia and capitalized at AUD62.8 million. Toyota Industries Corporation holds 100.0% of the outstanding shares of Toyota Industries Corporation Australia Pty Limited.

Note: ¥–Japanese yen; SEK–Swedish krona; US.$–US. dollar; EUR–Euro; Rs–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British pound, AUD–Australian dollar, R$–Brazilian real, SFR–Swiss franc

Locations of Major Subsidiaries outside Japan *(As of March 31, 2005)*



No.	Company Name
	North America
1	Toyota Industries North America, Inc.
2	Toyota Industrial Equipment Mfg., Inc.
3	Toyota Material Handling USA, Inc.
4	Toyota-Lift of Los Angeles, Inc.
5	Michigan Automotive Compressor, Inc.
6	TD Automotive Compressor Georgia, LLC
7	ACTIS Manufacturing, Ltd. LLC
8	Toyoda Textile Machinery, Inc.
9	Toyota Industries Personnel Service of America, Inc.
	South America
10	Toyota Industries Mercosur Ltda.
11	Toyota Maquinas Texteis do Brasil Ltda.
	Europe
12	Toyota Industries Sweden AB
13	BT Industries AB*1
14	Toyota Industrial Equipment, S.A.
15	Toyota Industrial Equipment Europe, S.A.R.L.*2
16	Toyota Gabelstapler Deutschland GmbH
17	Toyota Truck Norge AS
18	Toyota Truckutleie Norge AS
19	Toyota Truck Danmark A/S
20	Toyota Truckudlejning Danmark A/S
21	Toyota Carrelli Elevatori Italia S.r.l.
22	Toyota Industrial Equipment (UK) Limited
23	Toyota Industrial Equipment (Northern) Limited
24	TD Deutsche Klimakompressor GmbH
25	Toyota Textile Machinery Europe, AG
26	Toyota Industries Finance International AB
	Asia & Oceania
27	Toyota Industries Corporation Australia Pty Limited
28	Toyota Industry (Kunshan) Co., Ltd.
29	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.
30	Toyota Material Handling (Shanghai) Co., Ltd.
31	Kirloskar Toyoda Textile Machinery Private Limited

*1 BT Industries AB is a holding company that exercises control of 79 subsidiaries and affiliates (as of December 31, 2004).
*2 Toyota Industrial Equipment Europe's sales and marketing office is located in Brussels, Belgium.

Financial Section

Consolidated Eleven-Year Summary

Toyota Industries Corporation
Years ended March 31, The figures in this table are unaudited.

	Millions of yen			
	2005	2004	2003	2002
For The Year				
Net sales	¥1,241,538	¥1,164,379	¥1,069,219	¥ 980,163
Operating income	53,120	52,631	52,478	46,330
Ordinary income	70,913	58,971	51,375	47,866
Income before income taxes	70,354	57,741	43,670	47,866
Net income	43,358	33,623	21,934	27,311
Overseas sales	¥ 539,003	¥ 497,357	¥ 451,594	¥ 396,470
Depreciation and amortization	70,213	65,352	59,154	55,174
Capital expenditures	136,506	89,509	87,559	88,320
Research and development expenses	30,051	29,562	29,705	29,985
Per share of common stock (yen, U.S. dollars):				
Net income — basic	¥ 135.09	¥ 108.04	¥ 70.19	¥ 87.28
Net income — diluted	135.03	101.97	62.90	78.26
Shareholders' equity	3,504.80	3,199.69	2,522.52	2,809.54
Cash dividends	32.00	24.00	22.00	19.00
At Year-End				
Total assets	¥2,326,824	¥2,011,995	¥1,650,391	¥1,770,401
Shareholders' equity	1,115,747	1,016,764	738,868	878,812
Common stock	80,463	80,463	68,047	68,022
Number of shares outstanding (excluding treasury stock) (thousands)	318,237	317,666	292,777	312,796
Cash Flows				
Net cash provided by operating activities	¥ 100,095	¥ 92,406	¥ 103,183	¥ 81,078
Net cash used in investing activities	(128,231)	(92,668)	(95,121)	(106,711)
Net cash provided by (used in) financing activities	50,021	(56,015)	57,776	1,225
Cash and cash equivalents at end of year	100,536	77,212	136,929	71,120
Indices				
Return on equity (ROE) (%)	4.1	3.8	2.7	3.0
Return on assets (ROA) (%)	2.0	1.8	1.3	1.5
Return on sales (ROS) (%)	3.5	2.9	2.1	2.8
Debt/equity ratio (%)	34.4	31.6	55.6	35.9
Interest coverage (times)	7.7	7.4	6.7	5.8
EBITDA (millions of yen, thousands of U.S. dollars)	¥ 128,381	¥ 113,676	¥ 95,472	¥ 97,540
Number of employees at year-end	30,990	27,431	25,030	23,056

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥107.39 = US$1, the exchange rate on March 31, 2005.

2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.

(1) Effective beginning the year ended March 31, 2005, the new accounting standards for impairment on fixed assets have been applied. Details are described in Notes to Consolidated Financial Statements.

(2) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied. Details are described in Notes to Consolidated Financial Statements.

(3) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied.

(4) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used the annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years. The Company also has adopted tax effect accounting due to the amendment of the accounting standards for income taxes.
Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

Millions of yen							Thousands of U.S. dollars
2001	2000	1999	1998	1997	1996	1995	**2005**
¥ 767,383	¥625,773	¥558,876	¥572,698	¥530,851	¥476,084	¥457,565	**$11,561,021**
47,304	28,867	24,814	32,729	32,675	19,926	16,796	**494,646**
44,525	27,162	23,172	33,202	31,157	21,560	16,775	**660,332**
38,220	27,162	23,172	33,202	31,157	21,560	16,775	**655,126**
22,637	13,686	10,391	20,491	17,931	13,549	10,638	**403,743**
¥ 298,794	¥191,992	¥178,737	¥150,417	¥116,738	¥119,358	¥ 99,835	**$ 5,019,117**
46,454	42,752	34,380	27,958	28,043	27,240	26,359	**653,813**
127,273	44,746	60,468	62,007	35,408	29,629	27,583	**1,271,124**
26,196	24,062	23,231	23,112	19,691	18,770	17,633	**279,831**
¥ 75.90	¥ 48.32	¥ 36.30	¥ 72.33	¥ 63.55	¥ 48.03	¥ 37.72	**$ 1.26**
67.77	43.18	32.62	63.48	55.20	47.13	37.10	**1.26**
3,036.77	1,116.62	1,063.05	1,056.81	996.18	947.04	905.89	**32.64**
17.00	16.00	16.00	16.00	16.00	13.00	13.00	**0.30**
¥1,869,642	¥685,914	¥617,071	¥593,004	¥556,291	¥454,503	¥427,206	**$21,667,045**
951,298	316,293	301,158	304,097	281,154	267,145	255,536	**10,389,673**
68,019	40,178	40,178	40,133	31,458	31,322	31,321	**749,260**
313,260	283,260	283,296	287,752	282,233	282,083	282,082	
¥ 78,413	¥ 68,058	¥ 44,133	¥ 50,952	¥ 51,327	N/A	N/A	**$ 932,070**
(155,871)	(67,187)	(96,222)	(26,897)	(74,968)	N/A	N/A	**(1,194,068)**
94,472	27,500	24,368	(12,918)	69,081	N/A	N/A	**465,788**
95,297	77,332	49,955	74,303	62,322	N/A	N/A	**936,177**
3.6	4.4	3.4	7.0	6.5	5.2	4.2	
1.8	2.1	1.7	3.6	3.6	3.1	2.5	
2.9	2.2	1.9	3.6	3.4	2.8	2.3	
30.7	60.5	51.6	37.5	46.0	20.4	20.2	
9.1	14.5	16.4	17.6	13.0	8.7	6.4	
¥ 79,921	¥ 64,681	¥ 51,033	¥ 55,212	¥ 55,548	¥ 44,830	¥ 41,502	**$ 1,195,465**
21,118	13,132	12,797	11,239	10,738	10,806	10,452	

(5) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes.
Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses.
Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous years, has been included in non-operating income or expenses.

3. Net income per share, ROE and ROA are computed based on the average number of shares, shareholders' equity and total assets, respectively, for each year.

4. Debt/equity ratio = Interest-bearing debt / Shareholders' equity

5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses

6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of June 2005.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its consolidated subsidiaries to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed under "Risk Information" and elsewhere in this annual report.

The fiscal year ended March 31, 2005 is referred to as fiscal 2005 and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries" herein are to the Company and its 146 consolidated subsidiaries.

Results of Operations

Operating Performance

In fiscal 2005, consumer spending did not fully recover due to unstable employment conditions. However, the Japanese economy continued on its slow path to recovery as private-sector capital investment increased on the back of improved corporate earnings. Overseas, the overall economic outlook was brighter, with an expanding U.S. economy and the European economy maintaining its underlying strengths.

In this operating environment, Toyota Industries made efforts to strengthen its corporate structure by attempting to ensure customer trust through a dedication to quality, the development of appealing new products, aggressive sales promotions and execution of a Group-wide effort to reduce costs. As a result, total consolidated net sales of Toyota Industries amounted to ¥1,241.5 billion, an increase of ¥77.2 billion (6.6%) over fiscal 2004. (For a breakdown of operating results by business segment, refer to Operating Performance Highlights by Business Segment.)

At the profit level, ordinary income amounted to ¥70.9 billion, an increase of ¥11.9 billion (20.3%) over fiscal 2004. Despite the effects of a steep rise in crude oil and steel prices, increases in labor and pre-production expenses and unfavorable exchange rate fluctuations, this increase was largely achieved due to an increase in global sales centered on the Materials Handling Equipment Segment, improvements in productivity and Group-wide cost-reduction activities, as well as a strong performance by ST Liquid Crystal Display Corp. (STLCD), a joint venture with Sony Corporation (Sony) that is accounted for by the equity method. Net income amounted to ¥43.4 billion, an increase of ¥9.7 billion (29.0%) over fiscal 2004.

Net Sales, Overseas Sales and Overseas Sales Ratio


(¥ Billion)
(%)
1,400
1,200
1,000
800
600
400
200
0
70
60
50
40
30
20
10
0
FY
01
02
03
04
05
Net sales (left)
Overseas sales (left)
Overseas sales ratio (right)

Ordinary Income and Ordinary Income Ratio


(¥ Billion)
(%)
80
60
40
20
0
8
6
4
2
0
FY
01
02
03
04
05
Ordinary Income
Ordinary Income Ratio


Operating Income and
Operating Income Ratio
(¥ Billion)
(%)
60
50
40
30
20
10
0
12
10
8
6
4
2
0
FY 01 02 03 04 05
Operating income (left)
Operating income ratio (right)


Net Sales of
Automobile Segment
(¥ Billion)
800
600
400
200
0
FY 01 02 03 04 05


Operating Income of
Automobile Segment
(¥ Billion)
40
30
20
10
0
FY 01 02 03 04 05

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for fiscal 2005 increased ¥63.3 billion (6.5%) over fiscal 2004 to ¥1,041.8 billion, due mainly to an increase in net sales.

Selling, general and administrative expenses increased ¥13.3 billion (10.0%) to ¥146.6 billion, due mainly to an increase in selling expenses accompanied by an increase in net sales, as well as the introduction of pro forma standard taxation.

Operating Income

Operating income for fiscal 2005 increased ¥0.5 billion (0.9%) over fiscal 2004 to ¥53.1 billion. Despite a decrease in operating income by the Company, overall operating income increased due primarily to the brisk performance of Toyota Industries' subsidiaries.

Operating Performance Highlights by Business Segment

Below are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

Net sales of the Automobile Segment totaled ¥616.2 billion, an increase of ¥12.3 billion (2.0%) over fiscal 2004. However, operating income decreased ¥4.8 billion (17.3%) to ¥22.8 billion.

In the automobile industry as a whole, domestic sales were almost the same as in fiscal 2004. Domestic production, on the other hand, increased over the same period.

Within this segment, net sales of the Vehicle Business totaled ¥278.8 billion, almost the same as in fiscal 2004. While sales of the Corolla Sedan for North America and Yaris (European version of the Vitz) decreased, sales of the RAV4 for Europe increased. Sales of the fully remodeled Vitz, which was re-launched in Japan in February 2005, also contributed to overall results.

Net sales of the Engine Business totaled ¥113.3 billion, an increase of ¥5.9 billion (5.5%) over fiscal 2004. Despite decreases in sales of the UZ gasoline engine, which is mounted on the Land Cruiser, and the AZ gasoline engine, which is installed in the Estima, sales of the CD diesel engine, which is mounted on TOYOTA-brand cars for Europe, such as the RAV4 and Avensis, increased. Toyota Industry Automotive Parts (Kunshan) Co., Ltd. in Jiangsu Province, China, which was established as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce and sell automotive foundry parts, began operations in April 2005. Also, Toyota


Car Air-Conditioning
Compressor Unit Sales
(Million Units)
20
15
10
5
0
FY 01 02 03 04 05
Japan
North America
Europe
Asia and Oceania

Net Sales of Materials Handling Equipment Segment


(¥ Billion)
600
500
400
300
200
100
0
FY 01 02 03 04 05

Operating Income of Materials Handling Equipment Segment


(¥ Billion)
30
25
20
15
10
5
0
FY 01 02 03 04 05

Net Sales of Textile Machinery Segment


(¥ Billion)
50
40
30
20
10
0
FY 01 02 03 04 05

Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
3
2
1
0
(1)
(2)
FY 01 02 03 04 05

Motor Industries Poland Sp.zo.o., jointly established with Toyota Motor Corporation (TMC) in October 2002, started production of the latest AD diesel engine to be mounted on the Avensis, which is assembled in England by TMC.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥198.0 billion, approximately the same level as for fiscal 2004. While sales in the domestic market increased as a result of an increase in models incorporating our car air-conditioning compressors, sales overseas suffered due mainly to sluggish sales of some automobiles fitted with our products. In July 2004, the Company and DENSO Corporation (DENSO) jointly established TD Automotive Compressor Georgia, LLC (TACG) in Georgia, the United States, as a plant manufacturing variable-displacement compressors. TACG is slated to start plant operations in December 2005. In April 2004, our cumulative production of car air-conditioning compressors in Japan, North America and Europe reached 200 million units since we commenced production in 1960.

Materials Handling Equipment Segment

Net sales of the Materials Handling Equipment Segment increased ¥60.5 billion (13.7%) over fiscal 2004 to ¥504.0 billion. Operating income increased ¥6.7 billion (34.8%) to ¥26.1 billion.

In the materials handling equipment industry as a whole, sales increased substantially over fiscal 2004. Sales were strong in the Japanese market thanks to an improvement in private-sector capital investment, while the global economic recovery contributed to brisk sales in overseas markets.

Toyota Material Handling Company (TMHC), our in-house company, sold more than 103,000 TOYOTA-brand lift trucks and other materials handling equipment in calendar year 2004, an increase of 21% over the same period in 2003. This increase was due largely to the implementation of a variety of sales measures, such as proposal-based sales, in Japan, as well as the enhancement of the global sales network, especially in North America, Europe, Asia and South America, and vigorous sales promotion activities targeting major clients. This marked a world first for a single brand to sell more than 100,000 units in a single year. TMHC achieved a 42.6% share in the Japanese lift truck market in 2004, the same percentage as in 2003. In August 2004, we enhanced our product lineup with the re-introduction of all 14 models of large lift trucks (10-ton to 24-ton) after a full model change.

During the same period, BT Industries AB, one of our subsidiaries and a major manufacturer of warehouse trucks, achieved a substantial increase in sales on the back of vigorous sales activities and strong sales in North American and European markets.

Textile Machinery Segment

Net sales of the Textile Machinery Segment decreased ¥2.1 billion (4.5%) from fiscal 2004 to ¥43.9 billion. This segment posted an operating loss of ¥0.8 billion, a decrease of ¥0.9 billion (871.0%).

In the textile machinery industry, the mainstay Chinese market showed signs of recovery. However, the lingering effects of monetary tightening and other factors contributed to a lack in dynamism in terms of capital investment.

Although orders for spinning frames from Pakistan increased, a decrease in orders for air-jet looms from China, as well as a decrease in orders for water-jet looms due to high prices of synthetic yarns arising from a drastic hike in crude oil prices worldwide, were incurred.

Others Segment

Net sales of the Others Segment increased ¥6.3 billion (8.9%) over fiscal 2004 to ¥77.4 billion. Operating income decreased ¥0.5 billion (8.8%) to ¥5.2 billion.

TIBC Corporation, a joint venture with Ibiden Co., Ltd.

Net Sales of Others Segment



(¥ Billion)
80
60
40
20
0
FY 01 02 03 04 05

Operating Income of Others Segment
(Including Elimination of Intersegment Transactions)



(¥ Billion)
6
5
4
3
2
1
0
FY 01 02 03 04 05

Net Income per Share



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Diluted

(Ibiden) that manufactures and sells semiconductor plastic package substrates, underwent strong demand for plastic package substrates for personal computers.

As one core business for driving future growth, Toyota Industries entered the Logistics Solutions Business, which undertakes all phases of logistics from logistics planning to the operation of distribution centers for the purpose of reducing logistics costs for customers. Sales of this business are steadily expanding. To expand the scope of services available in this business, Toyota Industries made Asahi Security Co., Ltd. (Asahi Security) into one of its subsidiaries in March 2005. The company provides comprehensive cash management outsourcing services, including cash collection and delivery, sales proceeds management and electronic security, to retailers, service businesses and transportation operators.

Sales by Geographical Segment

Below are Toyota Industries' operating results by geographical segment. Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales totaled ¥815.0 billion, an increase of ¥29.8 billion (3.8%) over fiscal 2004, due largely to an increase in sales volume of materials handling equipment. On the other hand, operating income decreased ¥2.3 billion (4.9%) to ¥43.6 billion as a result of an increase in prices of raw materials.

North America

Net sales amounted to ¥212.3 billion, an increase of ¥13.5 billion (6.8%) over fiscal 2004. Operating income increased ¥0.2 billion (3.1%) to ¥6.3 billion. These increases were due primarily to higher sales volumes by lift truck-manufacturing subsidiaries.

Europe

Net sales increased ¥21.2 billion (12.6%) over fiscal 2004 to ¥188.7 billion. Operating income was ¥4.7 billion, an increase of ¥1.5 billion (49.1%). Both increases resulted from an increase in sales volumes by lift truck-manufacturing subsidiaries.

Others

Net sales were ¥25.6 billion, an increase of ¥12.7 billion (98.9%) over fiscal 2004. Operating income amounted to ¥0.6 billion, a turnaround of ¥0.8 billion (584.8%) from an operating loss recorded in the previous fiscal year.

Non-Operating Income and Expenses

Non-operating income for fiscal 2005 totaled ¥38.3 billion, an increase of ¥8.1 billion (26.8%) over fiscal 2004. This increase resulted mainly from an increase in dividends income from TMC and higher equity in earnings of STLCD.

Non-operating expenses decreased ¥3.4 billion (14.1%) from fiscal 2004 to ¥20.5 billion, due mainly to decreases arising from an exchange loss and a loss on disposal of fixed assets.

Income before Income Taxes

Income before income taxes increased ¥12.6 billion (21.8%) over fiscal 2004 to ¥70.4 billion, attributable primarily to an increase in ordinary income and a decrease in provision for retirement and severance benefits for directors and corporate auditors posted in fiscal 2004.

Income Taxes

Income taxes totaled ¥22.3 billion, an increase of ¥1.5 billion (7.3%) over fiscal 2004. An increase in income taxes at subsidiaries offset a decrease in income taxes at the Company.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased ¥1.4 billion (40.7%) over fiscal 2004 to ¥4.7 billion, due primarily to robust business performance of subsidiaries.

Net Income

Net income totaled ¥43.4 billion, an increase of ¥9.7 billion (29.0%) over fiscal 2004. Net income per share was ¥135.09, compared with ¥108.04 in fiscal 2004. Diluted net income per share increased from ¥101.97 in fiscal 2004 to ¥135.03.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain strong balance sheets. Currently, funds for capital investments and other long-term capital needs are provided from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents and securities, Toyota Industries maintained a commercial paper issuance capacity of ¥100.0 billion as of March 31, 2005.

Toyota Industries continues to maintain its solid financial condition. Through the use of such current assets as cash and cash equivalents and securities, as well as free cash flows and funds procured from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing businesses and develop new projects, and for future investments.

Regarding fund management, the Company undertakes integrated fund management of its subsidiaries in Japan, while Toyota Industries North America, Inc. (TINA) and Toyota Industries Finance International AB (TIFI) centrally manage the funds of subsidiaries in North America and Europe, respectively.

Through close cooperation among the Company, TINA and TIFI, we strive for efficient, unified fund management on a global consolidated basis.

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2005 amounted to ¥2,326.8 billion, an increase of ¥314.8 billion (15.6%) over the end of fiscal 2004. This increase was attributable mainly to an increase in investments and other assets as well as the inclusion of Asahi Security into consolidation.

Current assets increased ¥113.1 billion (32.3%) from the previous fiscal year-end to ¥463.0 billion. This increase primarily reflected an increase in trade notes and accounts receivable as well as the inclusion of Asahi Security into consolidation.

Property, plant and equipment increased ¥67.7 billion (17.4%) to ¥457.1 billion. Intangible assets increased ¥17.1 billion (17.1%) to ¥117.0 billion due to an increase in goodwill.

Investments and other assets increased ¥117.0 billion (10.0%) to ¥1,289.8 billion. This increase was mainly the result of an increase in the market prices of shares of Toyota Group companies, including TMC, held by Toyota Industries.

On the liabilities side, current liabilities increased ¥95.2 billion (29.2%) from the previous fiscal year-end to ¥421.5 billion. This increase was due mainly to an increase in trade notes and accounts payable as well as the inclusion of Asahi Security into consolidation.

Long-term liabilities amounted to ¥748.6 billion, an increase of ¥114.7 billion (18.1%) over the previous fiscal year-end. This was due chiefly to an increase in deferred tax liabilities as a result of an increase in the market value of investment securities.

Minority interest in consolidated subsidiaries increased ¥6.0 billion (17.1%) to ¥40.9 billion.

Shareholders' equity increased ¥99.0 billion (9.7%) to ¥1,115.7 billion. This was mainly because of an increase of ¥57.1 billion in net unrealized gains on other securities in response to an increase in the market value of investment securities. The ratio of shareholders' equity to total assets decreased to 48.0% from 50.5% at the end of the previous fiscal year, while shareholders' equity per share at year-end increased to ¥3,504.80 from ¥3,199.69.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio


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Cash Flows


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FY 01
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Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by (used in) financing activities

Investment in Property, Plant and Equipment


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FY 01
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Automobile
Materials Handling Equipment
Textile Machinery
Others

Cash Flows

Cash flows from operating activities amounted to ¥100.1 billion in fiscal 2005, due largely to income before income taxes amounting to ¥70.4 billion. Net cash provided by operating activities increased ¥7.7 billion from ¥92.4 billion in fiscal 2004. Cash flows from investing activities resulted in a decrease in cash of ¥128.2 billion in fiscal 2005, attributable primarily to payments for purchases of property, plant and equipment amounting to ¥110.1 billion. Net cash used in investing activities increased ¥35.6 billion from ¥92.7 billion for fiscal 2004. Cash flows from financing activities resulted in an increase in cash of ¥50.0 billion in fiscal 2005, due mainly to proceeds from issuances of bonds in an amount of ¥50.0 billion. Net cash provided by financing activities increased ¥106.0 billion from ¥56.0 billion in net cash used in financing activities for fiscal 2004.

After translation adjustments, cash and cash equivalents as of March 31, 2005 stood at ¥100.5 billion, an increase of ¥23.3 billion (30.2%) over fiscal 2004.

Investment in Property, Plant and Equipment

During fiscal 2005, Toyota Industries invested in property, plant and equipment in the amount of ¥131,296 million (including ¥19,974 million in vehicles and materials handling equipment for lease) for the primary purposes of new product launches, streamlining and renewal of production equipment, and augmentation of R&D facilities. Necessary funds were provided by a portion of bonds, treasury stock and bank loans.

By segment, investments in property, plant and equipment totaled ¥81,554 million in the Automobile Segment, ¥31,860 million in the Materials Handling Equipment Segment, ¥1,236 million in the Textile Machinery Segment and ¥16,646 million in the Others Segment.

Strategies and Outlook

Business Strategies

Since its establishment as a specialized textile machinery manufacturer in 1926, Toyota Industries has steadily expanded the scope of its businesses. Its operations are divided into three strategic categories based on the characteristics of these operations and the mission assigned to each.

First Category: Vehicle Business and Engine Business

<Mission>

As a member of the Toyota Group, to contribute to the high quality and technological advances of TOYOTA cars, thus expanding our market presence.

Second Category: Car Air-Conditioning Compressor Business, Materials Handling Equipment Business and Textile Machinery Business

<Mission>

To aggressively cultivate and expand global markets through the design and development of products using Toyota Industries' unique technologies. The Car Air-Conditioning Compressor Business and Materials Handling Equipment Business, in particular, serve as core businesses driving the growth of our operations.

Third Category: Electronics Business, Logistics Solutions Business and Other Businesses, etc.
<Mission>
To be a key source of Toyota Industries' future growth.

The first category, the Vehicle Business and the Engine Business, handles mainly the production of vehicles consigned by TMC and the production of engines for TOYOTA cars. Determined to play a more important role in the Toyota Group, Toyota Industries is making ongoing efforts to improve its production technologies and strengthen quality control. While contributing to the further development of the Toyota Group, these two businesses also serve as the foundation intrinsic to Toyota Industries' growth.

Toyota Industries remains committed to strengthening its R&D capability and improving productivity as it strives to take a more proactive approach to the development and production of TOYOTA cars and engines. Toyota Industries will also make proposals to TMC for the design and launch of auto parts and small cars, and actively work to ensure such proposals are adopted. In the Engine Business, Toyota Industries will contribute to TMC's global strategy, especially in Europe, by supplying its diesel engines to TMC. Through such strategies and actions, Toyota Industries fully expects to expand its market presence.

The second category comprises the Car Air-Conditioning Compressor Business, the Materials Handling Equipment Business and the Textile Machinery Business. In these businesses, Toyota Industries will aim to cultivate global markets by accurately pinpointing customer needs and applying our proprietary technologies to develop and sell products tailored to these needs. Recognizing that technological improvement is the key to competitiveness, Toyota Industries strives to strengthen its technological development capabilities by nurturing superior engineers. Because our Car Air-Conditioning Compressor Business and the Materials Handling Equipment Business are positioned as core businesses, Toyota Industries intends to concentrate its allocation of management resources toward these businesses. In the Materials Handling Equipment Business, we will move toward the further integration of TOYOTA Material Handling Company and the BT Industries Group, as we strive to create additional synergies.

The third category primarily consists of the Electronics Business and the Logistics Solutions Business. Toyota Industries will give these businesses priority in allocating management resources, with the aim of cultivating these into future core businesses. Electronics-related businesses, principally involving power electronics parts for automobiles, consumer electronics and LCDs, are characterized by rapid advances in technological innovation that require a stronger R&D capability and ongoing capital investment to maintain competitiveness. The key to success in this field is to get production on track quickly, improve the product rejection rate and achieve a quick return on investment. To participate in the Electronics Business and expand operations within a short period of time along with diversifying the risks of entering new areas of this business, Toyota Industries has carried out independent product development, while also establishing successful joint ventures with Sony and Ibiden. In relation with conducting R&D on power electronics parts for automobiles, radio tuners and organic light-emitting diodes, we envision the Electronics Business as a key source of future corporate growth.

In recent years, Japanese industries have been increasingly moving toward outsourcing of product distribution and storage functions to reduce logistics costs. Viewing this trend as an opportunity, Toyota Industries launched the Logistics Solutions Business in Japan. Backed by our extensive materials handling know-how accumulated through the production and sales of lift trucks and other materials handling equipment, we strive to offer customer-oriented proposals for optimized logistics and cost reduction. Toyota Industries intends to proactively allocate management resources to the Logistics Solutions Business to build it into a new source of stable revenues in the years ahead.

Outlook for Results for Fiscal 2006

Toyota Industries expects the Japanese economy to continue along a steady path toward recovery. However, the pace of recovery will likely remain slow, and temporary economic stagnation is anticipated due to a correction phase. Conversely, uncertainties persist regarding the fluctuations of exchange rates and the rising prices of raw materials such as crude oil and steel in Japan and abroad. Overseas, concerns over the deceleration of the U.S., European and Chinese economies preclude optimism.

For fiscal 2006, ending March 31, 2006, Toyota Industries forecasts consolidated net sales of ¥1,450.0 billion, ordinary income of ¥75.0 billion and net income of ¥45.0 billion. We are determined to heighten the comprehensive capabilities of Toyota Industries as a whole through the development of appealing new products with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities Group-wide.

Our projections are based on an exchange rate of ¥105.0=US$1.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. Toyota Industries' Ordinary General Meeting of Shareholders, held on June 22, 2005, approved a year-end cash dividend of ¥19.0 per share. Including the interim cash dividend of ¥13.0 per share, cash dividends for the year totaled ¥32.0 per share, an increase of ¥8.0 per share over fiscal 2004.

The dividend payout ratio was 39.1%. On a consolidated basis, it was 23.7%.

The Company intends to use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The risks mentioned in this annual report represent only a portion of the risks that could have an impact on Toyota Industries' financial condition and business results, and do not necessarily cover all possible risks. There is also a possibility that Toyota Industries could be affected in the future by risks currently unknown or not considered noteworthy or significant.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2005, net sales to TMC accounted for 33.4% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2005, TMC held 24.1% of the Company's voting rights.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environment-related regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

At the end of fiscal 2005, Toyota Industries held marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of this period, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production disruptions. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Significant Accounting Policies and Estimates

Toyota Industries' financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan. In preparing financial statements, management must make estimates, judgments and assumptions that affect reported amounts of assets and liabilities at fiscal year-end as well as revenues and expenses during each fiscal year. Among Toyota Industries' significant accounting policies, the following categories require a considerable degree of judgment and estimation and are highly complex.

Allowance for Doubtful Accounts

To prepare for the risk of receivables becoming uncollectible, Toyota Industries estimates its allowance for doubtful accounts by utilizing the percentage of historical experiences in credit losses for ordinary receivables and individually examining the feasibility of collection for receivables that seem to be uncollectible. Evaluating the allowance for doubtful accounts involves judgments made in accordance with the nature of the situation, and this allowance represents an essential and crucial estimate—including future estimates of cash flow amounts and timing—that could change significantly. Based on currently available information, Toyota Industries' management believes its present allowance for doubtful accounts is sufficient. However, the need to significantly increase allowance for doubtful accounts in the future could have an adverse impact on Toyota Industries' business results.

Allowance for Retirement Benefits

Calculations differ for retirement benefits, retirement benefit expenses and liabilities after employee retirement, as well as benefits for employees on leave of absence because different assumptions are used at the time of calculation. Assumptions include such factors as discount rates, amount of benefits, interest expenses, expected rates of return on pension assets and mortality rates. The difference in amounts between these assumptions and actual results is calculated cumulatively and amortized over future accounting periods, and thus becomes an expense and is recognized as a liability in future accounting periods. Toyota Industries believes its assumptions are reasonable. However, differences between actual results or changes in the assumptions could have an impact on retirement benefits and retirement benefit expenses and liabilities after employee retirement.

Toyota Industries Relationship to Toyota Motor Corporation

Due to historical reasons, Toyota Industries maintains close relationships with TMC and Toyota Group companies in terms of capital and business dealings.

Historical Background

In 1933, Kiichiro Toyoda, the eldest son of founder Sakichi Toyoda and then Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.), established the Automobile Division within the Company based on his resolve to manufacture Japanese-made automobiles. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

Capital Relationship

In light of this historical background, Toyota Industries and TMC have maintained a close capital relationship. As of March 31, 2005, Toyota Industries held 5.45% (196,725 thousand shares) of TMC's total shares issued. Likewise, as of the same date, TMC held 24.10% (76,600 thousand shares) of Toyota Industries' total voting rights and 23.51% of total shares issued. Toyota Industries is a TMC affiliate accounted for by the equity method.

Business Relationship

Toyota Industries assembles certain cars and produces automobile engines under consignment from TMC. Toyota Industries also sells car air-conditioning compressors to DENSO, a Toyota Group company. Additionally, we sell a portion of our other components and products directly or indirectly to other Toyota Group companies. In fiscal 2005, our net sales to TMC and DENSO accounted for 33.4% and 8.5% of our consolidated net sales, respectively.

Contributions to the Toyota Group

As a member of the Toyota Group, Toyota Industries aims to contribute to strengthening the competitiveness of TMC and other Toyota Group companies in such areas as quality, cost, delivery and technologies. Toyota Industries is confident that raising the Toyota Group's competitiveness will lead to increases in our sales to and profits from the Toyota Group, thereby contributing to raising Toyota Industries' corporate value.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2005	2004	2005
Current assets:			
Cash and cash equivalents	¥ 100,536	¥ 77,212	$ 936,177
Trade notes and accounts receivable (Note 7)	173,459	144,575	1,615,225
Short-term investments	199	228	1,853
Inventories (Note 5)	94,024	77,574	875,538
Deferred tax assets (Note 15)	20,379	17,534	189,766
Other current assets	76,729	35,128	714,488
Less — allowance for doubtful accounts	(2,352)	(2,337)	(21,901)
Total current assets	462,974	349,914	4,311,146
Fixed assets:			
Property, plant and equipment:			
Buildings and structures (Note 7)	132,419	124,423	1,233,066
Machinery, equipment and vehicles (Note 7)	185,425	160,787	1,726,651
Tools, furniture and fixtures	18,834	15,565	175,380
Land (Note 7)	78,659	71,787	732,461
Construction in progress	41,742	16,835	388,695
Total property, plant and equipment	457,079	389,397	4,256,253
Intangible assets:			
Software	12,411	11,993	115,569
Goodwill	104,561	87,863	973,657
Total intangible assets	116,972	99,856	1,089,226
Investments and other assets:			
Investments in securities (Notes 4 and 7)	1,198,337	1,095,031	11,158,739
Investments in unconsolidated subsidiaries and affiliated companies	31,063	23,208	289,254
Long-term loans	9,804	9,756	91,294
Long-term prepaid expenses	13,219	13,554	123,093
Deferred tax assets (Note 15)	7,234	3,538	67,362
Other investments and other assets	30,473	27,991	283,760
Less — allowance for doubtful accounts	(331)	(250)	(3,082)
Total investments and other assets	1,289,799	1,172,828	12,010,420
Total fixed assets	1,863,850	1,662,081	17,355,899
Total assets	¥2,326,824	¥2,011,995	$21,667,045

The accompanying notes are an integral part of these financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Current liabilities:			
Trade notes and accounts payable	¥ 160,231	¥ 129,822	$ 1,492,048
Short-term bank loans (Note 7)	59,945	70,442	558,199
Commercial paper	–	15,000	–
Current portion of bonds (Note 7)	20,300	–	189,031
Other payables	45,462	19,067	423,336
Accrued expenses	59,357	51,587	552,724
Accrued income taxes	15,297	8,845	142,443
Deposits received from employees	20,055	19,497	186,749
Deferred tax liabilities (Note 15)	4,067	2,743	37,871
Other current liabilities (Note 7)	36,826	9,334	342,918
Total current liabilities	421,540	326,337	3,925,319
Long-term liabilities:			
Bonds (Note 6)	230,000	200,300	2,141,726
Long-term debt (Notes 6 and 7)	73,492	35,225	684,347
Deferred tax liabilities (Note 15)	381,787	346,336	3,555,145
Allowance for retirement benefits (Note 14)	44,463	34,264	414,033
Other long-term liabilities	18,891	17,843	175,910
Total long-term liabilities	748,633	633,968	6,971,161
Total liabilities	1,170,173	960,305	10,896,480
Minority interests in consolidated subsidiaries	40,904	34,926	380,892
Shareholders' equity (Note 10):			
Common stock:			
Authorized — 1,091,245,000 shares			
Issued — 325,840,640 shares in 2005 and 325,840,640 shares in 2004	80,463	80,463	749,260
Capital surplus	105,601	105,743	983,341
Retained earnings	325,331	294,672	3,029,435
Net unrealized gains on other securities	591,218	534,079	5,505,335
Foreign currency translation adjustments	29,861	19,783	278,061
Treasury stock at cost — 7,603,825 shares in 2005 and 8,174,958 shares in 2004	(16,727)	(17,976)	(155,759)
Total shareholders' equity	1,115,747	1,016,764	10,389,673
Total liabilities, minority interests and shareholders' equity	¥2,326,824	¥2,011,995	$21,667,045

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Net sales	¥1,241,538	¥1,164,379	¥1,069,219	$11,561,021
Cost of sales (Note 11)	1,041,780	978,459	899,702	9,700,903
Gross profit	199,758	185,920	169,517	1,860,118
Selling, general and administrative expenses (Note 11)	146,638	133,289	117,039	1,365,472
Operating income	53,120	52,631	52,478	494,646
Non-operating income:				
Interest income	8,160	8,175	8,985	75,985
Dividends income	13,761	10,998	8,888	128,140
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	6,805	1,842	–	63,367
Other non-operating income (Note 12)	9,558	9,169	8,461	89,003
Non-operating expenses:				
Interest expenses	(9,735)	(9,756)	(10,522)	(90,651)
Equity in net loss of unconsolidated subsidiaries and affiliated companies	–	–	(4,634)	–
Other non-operating expenses (Note 12)	(10,756)	(14,088)	(12,281)	(100,158)
Ordinary income	70,913	58,971	51,375	660,332
Extraordinary gains:				
Gain on transfer to a defined contribution pension plan	–	621	–	–
Extraordinary losses:				
Impairment loss of fixed assets (Note 9)	(559)	–	–	(5,206)
Provision for retirement and severance benefits for directors and corporate auditors	–	(1,851)	–	–
Revalued loss of investment securities	–	–	(4,298)	–
Loss on disposal of property, plant and equipment	–	–	(3,407)	–
Income before income taxes and minority interests	70,354	57,741	43,670	655,126
Income taxes — current (Note 15)	26,809	23,967	28,121	249,641
Income taxes — deferred (Note 15)	(4,557)	(3,220)	(7,304)	(42,434)
Minority interests in consolidated subsidiaries	4,744	3,371	919	44,176
Net income	¥ 43,358	¥ 33,623	¥ 21,934	$ 403,743

	Yen			U.S. dollars
Net income per share — basic (Note 20)	¥135.09	¥108.04	¥70.19	$1.26
Net income per share — diluted (Note 20)	135.03	101.97	62.90	1.26
Cash dividends per share	32.00	24.00	22.00	0.30

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the years ended March 31, 2005, 2004 and 2003

	Number of shares (Thousands)	Millions of yen					
		Common stock	Capital surplus	Retained earnings	Net unrealized gains (losses) on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2002	313,299	¥68,022	¥ 89,327	¥253,975	¥456,415	¥12,361	¥ (1,288)
Net income	–	–	–	21,934	–	–	–
Cash dividends	–	–	–	(6,246)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(282)	–	–	–
Net unrealized losses on other securities	–	–	–	–	(124,747)	–	–
Foreign currency translation adjustments	–	–	–	–	–	4,529	–
Conversions of convertible bonds	25	25	25	–	–	–	–
Repurchase of treasury stock	–	–	–	–	–	–	(35,195)
Gain on disposal of treasury stock	–	–	13	–	–	–	–
Balance at March 31, 2003	313,324	68,047	89,365	269,381	331,668	16,890	(36,483)
Net income	–	–	–	33,623	–	–	–
Cash dividends	–	–	–	(7,417)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(290)	–	–	–
Net unrealized gains on other securities	–	–	–	–	202,411	–	–
Foreign currency translation adjustments	–	–	–	–	–	2,893	–
Conversions of convertible bonds	12,517	12,416	12,416	–	–	–	35,601
Repurchase of treasury stock	–	–	–	–	–	–	(17,094)
Gain on disposal of treasury stock	–	–	3,962	–	–	–	–
Change in subsidiaries' year-ends	–	–	–	(625)	–	–	–
Balance at March 31, 2004	325,841	80,463	105,743	294,672	534,079	19,783	(17,976)
Net income	–	–	–	43,358	–	–	–
Cash dividends	–	–	–	(7,949)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(331)	–	–	–
Net unrealized gains on other securities	–	–	–	–	57,139	–	–
Foreign currency translation adjustments	–	–	–	–	–	10,078	–
Repurchase of treasury stock	–	–	–	–	–	–	(53)
Exercise of stock options	–	–	–	–	–	–	1,302
Loss on disposal of treasury stock	–	–	(142)	–	–	–	–
Effect of adoption of a new accounting standards for retirement benefits by foreign subsidiaries	–	–	–	(4,419)	–	–	–
Balance at March 31, 2005	325,841	¥80,463	¥105,601	¥325,331	¥591,218	¥29,861	¥(16,727)

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2004	$749,260	$984,663	$2,743,943	$4,973,266	$184,216	$(167,390)
Net income	–	–	403,743	–	–	–
Cash dividends	–	–	(74,020)	–	–	–
Bonuses to directors and corporate auditors	–	–	(3,082)	–	–	–
Net unrealized gains on other securities	–	–	–	532,069	–	–
Foreign currency translation adjustments	–	–	–	–	93,845	–
Repurchase of treasury stock	–	–	–	–	–	(494)
Exercise of stock options	–	–	–	–	–	12,125
Loss on disposal of treasury stock	–	(1,322)	–	–	–	–
Effect of adoption of a new accounting standards for retirement benefits by foreign subsidiaries	–	–	(41,149)	–	–	–
Balance at March 31, 2005	$749,260	$983,341	$3,029,435	$5,505,335	$278,061	$(155,759)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 70,354	¥ 57,741	¥ 43,670	$ 655,126
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	70,213	65,352	59,154	653,813
Impairment loss of fixed assets	559	–	–	5,206
Increase in allowance for doubtful accounts	371	46	220	3,455
Interest and dividends income	(21,921)	(19,173)	(17,874)	(204,125)
Interest expenses	9,735	9,756	10,522	90,651
Equity in net (earnings) loss of affiliates	(6,805)	(1,842)	4,634	(63,367)
Increase in receivables	(22,923)	(11,051)	(7,406)	(213,456)
(Increase) decrease in inventories	(12,851)	751	1,253	(119,667)
Increase in payables	26,893	2,631	5,431	250,423
Others, net	(4,063)	9,741	20,416	(37,834)
Subtotal	109,562	113,952	120,020	1,020,225
Interest and dividends income received	21,972	18,900	17,983	204,600
Interest expenses paid	(8,711)	(9,845)	(10,945)	(81,115)
Income taxes paid	(22,728)	(30,601)	(23,875)	(211,640)
Net cash provided by operating activities	100,095	92,406	103,183	932,070
Cash flows from investing activities:				
Payments for purchases of marketable securities	–	(101)	(1,664)	–
Proceeds from sales of marketable securities	–	3,874	8,447	–
Payments for purchases of property, plant and equipment	(110,112)	(78,268)	(86,703)	(1,025,347)
Proceeds from sales of property, plant and equipment	10,043	3,201	749	93,519
Payments for purchases of investment securities	(9,563)	(14,301)	(21,896)	(89,049)
Proceeds from sales of investment securities	3,300	2,615	9,792	30,729
Proceeds from acquisition of subsidiaries' stock resulting in change in scope of consolidation	–	1,216	944	–
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(16,943)	–	–	(157,771)
Payments for loans made	(2,371)	(4,978)	(1,664)	(22,078)
Proceeds from collections of loans	2,784	5,448	2,931	25,924
Payments for acquisition of business	–	(961)	–	–
Others, net	(5,369)	(10,413)	(6,057)	(49,995)
Net cash used in investing activities	(128,231)	(92,668)	(95,121)	(1,194,068)
Cash flows from financing activities:				
(Decrease) increase in short-term loans	(13,687)	(10,959)	5,886	(127,451)
(Decrease) increase in commercial paper	(15,000)	15,000	–	(139,678)
Proceeds from long-term bank loans	40,786	4,522	21,797	379,793
Repayments of long-term bank loans	(6,964)	(8,530)	(9,808)	(64,848)
Proceeds from issuances of bonds	50,000	–	79,690	465,593
Repayments of bonds	–	(31,677)	–	–
Payments to convertible bond redemption funds	–	(56,670)	–	–
Proceeds from convertible bond redemption funds	–	56,670	–	–
Payments for repurchase of treasury stock	(53)	(17,094)	(35,195)	(494)
Cash dividends paid	(7,949)	(7,414)	(6,244)	(74,020)
Cash dividends paid to minority shareholders	(667)	(252)	(195)	(6,211)
Others, net	3,555	389	1,845	33,104
Net cash provided by (used in) financing activities	50,021	(56,015)	57,776	465,788
Translation adjustments of cash and cash equivalents	1,439	323	(29)	13,400
Net increase (decrease) in cash and cash equivalents	23,324	(55,954)	65,809	217,190
Cash and cash equivalents at beginning of year	77,212	136,929	71,120	718,987
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	–	(3,763)	–	–
Cash and cash equivalents at end of year	¥100,536	¥ 77,212	¥136,929	$ 936,177

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥107.39=US$1, the rate of exchange prevailing at March 31, 2005, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 146 subsidiaries (43 domestic subsidiaries and 103 overseas subsidiaries, which are listed on pages 62 and 63) in 2005, 140 subsidiaries (42 domestic subsidiaries and 98 overseas subsidiaries) in 2004 and 118 subsidiaries (33 domestic subsidiaries and 85 overseas subsidiaries) in 2003.

For the year ended March 31, 2005, 11 subsidiaries were newly added to the scope of consolidation and six companies were excluded from the scope of consolidation because of merger and acquisition.

For the year ended March 31, 2004, 22 subsidiaries were newly added to the scope of consolidation. One unconsolidated subsidiary is excluded from the scope of consolidation due to temporary investments.

For the year ended March 31, 2003, eight subsidiaries were newly added to the scope of consolidation and one company was excluded from the scope of the consolidation. Two unconsolidated subsidiaries were excluded from the scope of consolidation due to temporary investments.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in 20 major affiliates in 2005, one unconsolidated subsidiary and 19 major affiliates in 2004 and two unconsolidated subsidiaries and 16 major affiliates in 2003 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 63.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2005 and 2004.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for overseas subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2005 and 2004 was ¥541,383 million (US$5,041,279 thousand) and ¥509,379 million, respectively.

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred. Goodwill incurred before April 1, 2000 has been amortized over five years on a straight-line basis.

Accumulated amortization of intangibles and goodwill as of March 31, 2005 and 2004 was ¥42,637 million (US$397,030 thousand) and ¥30,743 million, respectively.

(9) Impairment of fixed assets

Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific condition of each company.

The recoverable amount of assets is calculated based on the net selling price. The change in accounting policy is described in Note 3.

(10) Allowance for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(11) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(12) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount, which is calculated at the end of the year as required by an internal rule describing the retirement benefits for directors and corporate auditors, is accrued.

(13) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(14) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(15) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)

Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule, and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(16) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

(17) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(18) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years. The change in accounting policy is described in Note 3.

3. Changes in accounting policies and adoption of new accounting standards

(1) For the year ended March 31, 2003

Accounting Standard for Earnings Per Share

Effective beginning the year ended March 31, 2003, Financial Accounting Standard No. 2 "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No. 4 "Implementation Guidance for Accounting Standards for Earnings Per Share" issued by the Accounting Standards Board of Japan have been applied. The impact of adoption for new accounting standards is described in "Note 20. Net income per share."

(2) For the year ended March 31, 2005

Impairment of Fixed Assets

Toyota Industries applied Accounting Standards for Impairment of Fixed Assets (Opinions Concerning Establishment of Accounting Standards for Impairment of Fixed Assets) issued on August 9, 2002 by the Business Accounting Council in Japan, and the application guideline for Accounting Standards for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003), to the consolidated financial statements for fiscal 2005, as early adoption of such standards and guidelines, which shall be effective for fiscal years beginning on and after April 1, 2005, is permitted for the consolidated accounting for the fiscal year ended March 31, 2005.

4. Marketable securities

(1) As of and for the year ended March 31, 2005

(a) Other securities with readily determinable fair value as of March 31, 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	¥191,932	¥1,177,188	¥985,256	$1,787,243	$10,961,803	$9,174,560
Subtotal	191,932	1,177,188	985,256	1,787,243	10,961,803	9,174,560
Securities with carrying amount not exceeding acquisition cost:						
Stocks	3,348	2,911	(437)	31,176	27,107	(4,069)
Bonds						
Government and municipal bonds, etc.	0	0	0	0	0	0
Other bonds	1	1	0	9	9	0
Subtotal	3,349	2,912	(437)	31,185	27,116	(4,069)
Total	¥195,281	¥1,180,100	¥984,819	$1,818,428	$10,988,919	$9,170,491

In this year, Toyota Industries recorded ¥35 million (US$326 thousand) of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2005 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥3,189	¥1,789	¥32	$29,696	$16,659	$298

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable for practicable to fair value as of March 31, 2005 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	¥18,288	$170,295
Money management funds	40,006	372,530

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2005 is as follows:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds								
Government bonds	¥–	¥–	¥0	¥–	$–	$–	$0	$–
Other bonds	1	–	–	–	9	–	–	–
Total	¥1	¥–	¥0	¥–	$9	$–	$0	$–

(2) As of and for the year ended March 31, 2004

(a) Other securities with readily determinable fair value as of March 31, 2004 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥185,252	¥1,075,222	¥889,970
Subtotal	185,252	1,075,222	889,970
Securities with carrying amount not exceeding acquisition cost:			
Stocks	2,097	1,653	(444)
Bonds			
Government and municipal bonds, etc.	0	0	0
Other bonds	1	1	0
Subtotal	2,098	1,654	(444)
Total	¥187,350	¥1,076,876	¥889,526

In this year, Toyota Industries recorded ¥184 million of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2004 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥2,181	¥803	¥11

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable for practicable to fair value as of March 31, 2004 are as follows:

	Carrying amount
	Millions of yen
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	¥18,200
Money management funds	20,019

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2004 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds and municipal bonds, etc.	¥ –	¥–	¥0	¥–
Other bonds	46	0	–	–
Total	¥46	¥0	¥0	¥–

5. Inventories

Inventories as of March 31, 2005 and 2004 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished goods	¥35,616	¥31,265	$331,651
Raw materials	15,331	11,722	142,760
Work in process	34,587	26,893	322,069
Supplies	8,490	7,694	79,058
Total	¥94,024	¥77,574	$875,538

6. Long-term debt

(1)Long-term debt as of March 31, 2005 and 2004 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
The Company:			
2.70% bonds due 2008 without collateral	¥ 30,000	¥ 30,000	$ 279,356
2.15% bonds due 2008 without collateral	20,000	20,000	186,237
1.50% bonds due 2006 without collateral	15,000	15,000	139,677
1.94% bonds due 2009 without collateral	15,000	15,000	139,677
1.25% bonds due 2005 without collateral	20,000	20,000	186,237
1.91% bonds due 2010 without collateral	20,000	20,000	186,237
0.41% bonds due 2007 without collateral	30,000	30,000	279,356
1.13% bonds due 2012 without collateral	50,000	50,000	465,593
1.03% bonds due 2012 without collateral	30,000	–	279,356
1.46% bonds due 2014 without collateral	20,000	–	186,237
Consolidated subsidiaries:			
1.80% bonds due 2005	300	300	2,794
Long-term bank loans	77,522	38,263	721,874
Less: current portion of long-term debt	(24,330)	(3,038)	(226,558)
Total	¥303,492	¥235,525	$2,826,073

(2) Annual maturities of long-term debt as of March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 24,330	$ 226,558
2006	21,079	196,285
2007	33,803	314,769
2008	51,653	480,985
2009	18,375	171,105
2010 and thereafter	178,582	1,662,929
Total	¥327,822	$3,052,631

7. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments in securities	¥33,345	¥33,126	$310,504
Buildings and structures	3,155	3,837	29,379
Land	3,798	8,466	35,366
Machinery, equipment and vehicles	–	2	–
Trade notes and accounts receivable	1,033	431	9,619
Other	41	232	382
Total	¥41,372	¥46,094	$385,250

(2) Secured liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Other current liabilities	¥19,966	¥19,422	$185,920
Short-term bank loans	3,158	5,059	29,407
Current portion of bonds	300	–	2,794
Long-term debt	2,685	2,435	25,002
Total	¥26,109	¥26,916	$243,123

8. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2005 and 2004 as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Guarantees given by the Company	¥25,401	¥11,250	$236,530
Guarantees given by consolidated subsidiaries	700	10,030	6,518
Guarantee forwards given by the Company	2,954	3,314	27,507

9. Impairment loss of fixed assets

			Millions of yen	Thousands of U.S. dollars
Region	Items	Details of Fixed assets	2005	2005
Hyogo	One idle property	Building	¥ 28	$ 261
		Land	338	3,148
Tochigi	One idle property	Land	86	801
Nagano	One idle property	Land	59	549
Kagawa	One idle property	Land	48	447
Total			¥559	$5,206

10. Shareholders' equity

Under the Japanese Commercial Code, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

A year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, an interim cash dividend may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Commercial Code.

11. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥30,051 million (US$279,831 thousand), ¥29,562 million and ¥29,705 million for the years ended March 31, 2005, 2004 and 2003, respectively.

12. Other non-operating income and expenses

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Other non-operating income:				
Gain on sales of securities	¥ 1,659	¥ 819	¥ 1,851	$ 15,448
Rental income of fixed assets	1,932	1,833	2,036	17,991
Exchange gain	500	836	1,709	4,656
Gain on sales of fixed assets	957	808	332	8,911
Sundries	4,510	4,873	2,533	41,997
Total	¥ 9,558	¥ 9,169	¥ 8,461	$ 89,003
Other non-operating expenses:				
Loss on impairment of securities	¥ 56	¥ 251	¥ –	$ 521
Depreciation	2,381	2,342	2,202	22,172
Loss on disposal of fixed assets	2,381	3,523	3,101	22,172
Exchange loss	610	1,283	1,224	5,680
Bond issue costs	205	502	329	1,909
Sundries	5,123	6,187	5,425	47,704
Total	¥10,756	¥14,088	¥12,281	$100,158

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates.

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans:

The Company and its domestic subsidiaries maintain tax qualified pension plans and lump-sum indemnities plans, both of which are defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of its pension plan from its lump-sum indemnities plan to its tax qualified pension plan. As of March 31, 2005, its tax qualified pension plan covers 50% of total plans.

Also, the Company established an employee retirement benefit trust.

(2) Components of allowance for retirement benefits as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Benefit obligation	¥124,570	¥ 96,344	$1,159,978
Plan assets	(77,121)	(57,929)	(718,140)
Unfunded benefit obligation	47,449	38,415	441,838
Unrecognized actuarial gain or loss	(14,564)	(15,372)	(135,618)
Unrecognized loss in prior service obligation	(350)	(597)	(3,259)
Net amount recognized on the balance sheets	32,535	22,446	302,961
Prepaid pension expenses	(6,694)	(7,218)	(62,334)
Allowance for retirement benefits	¥ 39,229	¥ 29,664	$ 365,295

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the balance sheets includes ¥5,234 million (US$48,738 thousand) and ¥4,600 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2005 and 2004, respectively.

(3) Components of retirement benefit expenses for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost	¥ 7,446	¥ 7,424	¥6,615	$ 69,336
Interest cost	3,987	4,559	2,036	37,126
Expected return on plan assets	(2,196)	(822)	(797)	(20,449)
Amortization of prior service obligation	85	79	12	792
Amortization of unrecognized actuarial gain or loss	1,030	1,854	484	9,591
Retirement benefit expenses	¥10,352	¥13,094	¥8,350	$ 96,396

Retirement expenses of subsidiaries which adopted the simplified method are included in service cost.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003	
Method of attribution of estimated retirement benefits to periods of employee service: Straight-line method				
Discount rate	2.00%	2.00%	2.00%	
Expected return on plan assets	3.00%	3.00%	3.00%	
Amortization period of prior service obligation	6–11 years	6–11 years	6–11 years	— Straight-line method over the remaining service period of employees starting from the year incured
Amortization period of unrecognized actuarial gains or losses	20 years	20 years	20 years	— Straight-line method over the average remaining service period of employees starting from following year

(5) Plan assets relating to welfare pension fund under multiemployer pension plan:
Amounts of plan assets calculated based on proportion of contribution to the fund made by each domestic subsidiary are ¥8,226 million (US$76,599 thousand) as of March 31, 2005 and ¥3,200 million as of March 31, 2004, respectively.

15. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Allowance for retirement benefits	¥ 12,842	¥ 8,927	$ 119,583
Trade receivables	5,270	5,026	49,073
Accrued expenses	6,049	5,458	56,327
Net operating loss carry-forwards for tax purposes	1,979	4,985	18,428
Depreciation	5,222	3,732	48,627
Securities	2,195	2,238	20,440
Enterprise tax payable	1,059	1,566	9,861
Other	15,962	14,800	148,636
Subtotal	50,578	46,732	470,975
Less — valuation allowance	(2,689)	(6,556)	(25,040)
Total deferred tax assets	47,889	40,176	445,935
Deferred tax liabilities:			
Other securities	392,618	354,600	3,656,001
Depreciation	5,355	4,298	49,865
Land	1,110	1,110	10,336
Reserve for advanced depreciation	537	468	5,000
Reserve for special depreciation	529	589	4,926
Other	5,981	7,118	55,695
Total deferred tax liabilities	406,130	368,183	3,781,823
Net deferred tax liabilities	¥(358,241)	¥(328,007)	$(3,335,888)

Net deferred tax liabilities consist of the following components on the consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current assets — deferred tax assets	¥ 20,379	¥ 17,534	$ 189,766
Investments and other assets — deferred tax assets	7,234	3,538	67,362
Current liabilities — deferred tax liabilities	(4,067)	(2,743)	(37,871)
Long-term liabilities — deferred tax liabilities	(381,787)	(346,336)	(3,555,145)
Net deferred tax liabilities	¥(358,241)	¥(328,007)	$(3,335,888)

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Statutory rate of income taxes	39.9%	41.2%	41.2%
Addition (reduction) in taxes resulting from:			
Dividends income and others permanently not recognized as taxable income	(3.8)	(3.4)	(3.5)
Equity in earnings of affiliates	(3.8)	–	–
Other	(0.7)	(1.9)	10.0
Effective rate of income taxes	31.6%	35.9%	47.7%

16. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Buildings and structures:			
Acquisition cost equivalents	¥ –	¥ 13	$ –
Accumulated depreciation equivalents	–	11	–
Buildings and structures net balance equivalents	–	2	–
Machinery and equipment:			
Acquisition cost equivalents	13,791	10,095	128,420
Accumulated depreciation equivalents	7,050	5,203	65,649
Machinery and equipment net balance equivalents	6,741	4,892	62,771
Tools, furniture and fixtures:			
Acquisition cost equivalents	12,146	5,340	113,102
Accumulated depreciation equivalents	6,232	3,279	58,032
Tools, furniture and fixtures net balance equivalents	5,914	2,061	55,070
Software:			
Acquisition cost equivalents	128	147	1,192
Accumulated depreciation equivalents	59	63	549
Software net balance equivalents	69	84	643
Total net leased properties	¥12,724	¥ 7,039	$118,484

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within 1 year	¥ 4,061	¥2,696	$ 37,815
Due after 1 year	8,663	4,343	80,669
Total	¥12,724	¥7,039	$118,484

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥4,927	$45,880
2004	3,614	–
2003	2,566	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the years ended 2005, 2004 and 2003, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within 1 year	¥ 4,165	¥ 3,091	$ 38,784
Due after 1 year	17,392	13,584	161,952
Total	¥21,557	¥16,675	$200,736

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Machinery and equipment:			
Acquisition cost	¥8,928	¥8,061	$83,136
Accumulated depreciation	5,221	4,686	48,617
Total net leased property	¥3,707	¥3,375	$34,519

(b) Pro forma information regarding future minimum lease income as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within 1 year	¥1,763	¥1,673	$16,417
Due after 1 year	3,202	2,842	29,816
Total	¥4,965	¥4,515	$46,233

The amount equivalent to future minimum lease income includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease income by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipts and depreciation expenses for the years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Total lease payments to be received	¥2,358	¥2,179	$21,957
Depreciation expenses	1,830	1,847	17,041

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within 1 year	¥10,040	¥ 7,217	$ 93,491
Due after 1 year	16,382	10,741	152,547
Total	¥26,422	¥17,958	$246,038

17. Subsequent event

On June 22, 2005, the shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2005 of ¥19 (US$0.177) per share, or a total of ¥6,046 million (US$56,299 thousand), and bonuses to directors and corporate auditors of ¥279 million (US$2,598 thousand). Cash dividends for the year totaled ¥32 (US$0.298) per share, including an interim dividend of ¥13 (US$0.121).

18. Segment information

(1) Business segments

As of and for the years ended March 31, 2005, 2004 and 2003:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Sales:				
Automobile				
Outside customer sales	¥ 616,200	¥ 603,863	¥ 595,460	$ 5,737,964
Intersegment transactions	18,223	15,698	15,523	169,690
	634,423	619,561	610,983	5,907,654
Materials Handling Equipment				
Outside customer sales	503,990	443,444	373,008	4,693,081
Intersegment transactions	149	138	90	1,387
	504,139	443,582	373,098	4,694,468
Textile Machinery				
Outside customer sales	43,902	45,969	48,740	408,809
Intersegment transactions	25	16	6	233
	43,927	45,985	48,746	409,042
Others				
Outside customer sales	77,446	71,103	52,011	721,167
Intersegment transactions	21,579	14,132	13,078	200,940
	99,025	85,235	65,089	922,107
Subtotal	1,281,514	1,194,363	1,097,916	11,933,271
Elimination of intersegment transactions	(39,976)	(29,984)	(28,697)	(372,250)
Total	¥1,241,538	¥1,164,379	¥1,069,219	$11,561,021
Operating costs and expenses:				
Automobile	¥ 611,660	¥ 592,031	¥ 580,875	$ 5,695,688
Materials Handling Equipment	478,054	424,233	356,923	4,451,568
Textile Machinery	44,698	45,885	46,437	416,221
Others	93,782	79,485	61,177	873,285
Elimination of intersegment transactions	(39,776)	(29,886)	(28,671)	(370,387)
Total	¥1,188,418	¥1,111,748	¥1,016,741	$11,066,375
Operating income (loss):				
Automobile	¥ 22,763	¥ 27,530	¥ 30,108	$ 211,966
Materials Handling Equipment	26,085	19,349	16,175	242,900
Textile Machinery	(771)	100	2,309	(7,179)
Others	5,243	5,750	3,912	48,822
Elimination of intersegment transactions	(200)	(98)	(26)	(1,863)
Total	¥ 53,120	¥ 52,631	¥ 52,478	$ 494,646

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Assets:				
Automobile	¥ 407,436	¥ 338,247	¥ 328,370	$ 3,793,985
Materials Handling Equipment	465,832	406,384	337,453	4,337,760
Textile Machinery	25,622	24,744	30,922	238,588
Others	148,712	100,626	51,839	1,384,784
Corporate assets or elimination	1,279,222	1,141,994	901,807	11,911,928
Total	¥2,326,824	¥2,011,995	¥1,650,391	$21,667,045
Depreciation and amortization:				
Automobile	¥ 37,075	¥ 35,793	¥ 34,157	$ 345,237
Materials Handling Equipment	27,016	23,538	20,801	251,569
Textile Machinery	898	931	1,006	8,362
Others	5,215	5,443	3,487	48,561
Corporate or elimination of intersegment transactions	9	(353)	(297)	84
Total	¥ 70,213	¥ 65,352	¥ 59,154	$ 653,813
Capital expenditures:				
Automobile	¥ 92,692	¥ 48,793	¥ 49,380	$ 863,134
Materials Handling Equipment	33,973	32,205	24,350	316,352
Textile Machinery	1,613	1,204	2,164	15,020
Others	8,223	7,749	12,068	76,571
Corporate or elimination of intersegment transactions	5	(442)	(403)	47
Total	¥ 136,506	¥ 89,509	¥ 87,559	$ 1,271,124

Main products of each segment are as follows:

Automobile .... *Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors*
Materials handling equipment .... *Counterbalanced lift trucks, warehouse equipment, skid steer loaders, truck-mount aerial work platforms*
Textile machinery .... *Ring spinning frames, air-jet looms, water-jet looms*
Others .... *Ball grid array substrates for IC chipsets, transportation services*

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(2) Geographical segments

As of and for the years ended March 31, 2005, 2004 and 2003:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Sales:				
Japan				
Outside customer sales	¥ 815,039	¥ 785,253	¥ 733,869	$ 7,589,524
Intersegment transactions	99,464	87,271	78,518	926,194
	914,503	872,524	812,387	8,515,718
North America				
Outside customer sales	212,253	198,753	192,385	1,976,469
Intersegment transactions	1,126	1,113	1,411	10,485
	213,379	199,866	193,796	1,986,954
Europe				
Outside customer sales	188,669	167,512	139,515	1,756,858
Intersegment transactions	7,222	5,896	4,899	67,250
	195,891	173,408	144,414	1,824,108
Others				
Outside customer sales	25,577	12,861	3,450	238,170
Intersegment transactions	2,776	1,630	1,034	25,850
	28,353	14,491	4,484	264,020
Subtotal	1,352,126	1,260,289	1,155,081	12,590,800
Elimination of intersegment transactions	(110,588)	(95,910)	(85,862)	(1,029,779)
Total	¥1,241,538	¥1,164,379	¥1,069,219	$11,561,021
Operating costs and expenses:				
Japan	¥ 870,928	¥ 826,696	¥ 767,342	$ 8,109,954
North America	207,068	193,745	187,596	1,928,187
Europe	191,202	170,263	142,469	1,780,445
Others	27,713	14,623	4,560	258,060
Elimination of intersegment transactions	(108,493)	(93,579)	(85,226)	(1,010,271)
Total	¥1,188,418	¥1,111,748	¥1,016,741	$11,066,375
Operating income (loss):				
Japan	¥ 43,575	¥ 45,828	¥ 45,045	$ 405,764
North America	6,311	6,121	6,200	58,767
Europe	4,689	3,145	1,945	43,663
Others	640	(132)	(76)	5,960
Elimination of intersegment transactions	(2,095)	(2,331)	(636)	(19,508)
Total	¥ 53,120	¥ 52,631	¥ 52,478	$ 494,646

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Assets:				
Japan	¥ 788,828	¥ 643,180	¥ 554,034	$ 7,345,451
North America	151,048	136,830	144,739	1,406,537
Europe	264,274	238,388	223,446	2,460,881
Others	33,640	22,082	9,759	313,251
Corporate assets or elimination	1,089,034	971,515	718,413	10,140,925
Total	¥2,326,824	¥2,011,995	¥1,650,391	$21,667,045

Significant countries or areas belonging to each segment as of March 31, 2005 are as follows:

North America .... *U.S.A., Canada*
Europe .... *Sweden, France, Germany*
Others .... *Australia, China*

Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

(3) Overseas sales

For the years ended March 31, 2005, 2004 and 2003:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Overseas sales:				
North America	¥ 208,676	¥ 196,861	¥ 192,422	$ 1,943,160
Europe	225,409	211,081	181,347	2,098,976
Others	104,918	89,415	77,825	976,981
Total	¥ 539,003	¥ 497,357	¥ 451,594	$ 5,019,117
Total sales	¥1,241,538	¥1,164,379	¥1,069,219	$11,561,021
Ratio of overseas sales to total sales (%):				
North America	16.8%	16.9%	18.0%	
Europe	18.2	18.1	17.0	
Others	8.4	7.7	7.2	
Total	43.4%	42.7%	42.2%	

Significant countries or areas belonging to each segment as of March 31, 2005 are as follows:

North America .... *U.S.A., Canada*
Europe .... *Germany, France, Italy*
Others .... *China, Pakistan, Australia*

19. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Toyota Motor Corporation	¥414,235	¥406,267	¥417,058	$3,857,296

Toyota Motor Corporation held 24.1% of the Company's voting rights as of March 31, 2005. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2005, 2004 and 2003 was as follows:
Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Toyota Motor Corporation	¥285,019	¥285,412	¥293,853	$2,654,055

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Toyota Industries Health Insurance Society	¥ 60	¥ 66	¥ 69	$ 559
Toyota Medical Corporation	46	37	39	428
Toyota Technological Institute	50	50	–	466
Toyota Motor Corporation	¥156	¥153	¥108	$1,453

Toyota Industries Health Insurance Society's chairman as of March 31, 2005, 2004 and 2003 is Shiro Endo, who is a director of the Company and holds 0.01% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2005, 2004 and 2003 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.06% of the Company's shares. Toyota Technological Institute's chairman as of March 31, 2005 and 2004 is Tatsuro Toyoda, who is a director of the Company and holds 0.08% of the Company's shares. The transactions above were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2005 and 2004 are as follows:
Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Toyota Motor Corporation	¥31,594	¥23,421	$294,199

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Toyota Motor Corporation	¥35,780	¥29,247	$333,178

20. Net income per share (EPS)

Basis of calculation for net income per share and net income per share diluted are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Net income per share:			
Net income	¥ 43,358	¥ 33,623	$403,743
Net income not attributable to common shareholders	390	330	3,631
(bonuses for directors and statutory auditors that are paid through appropriation)			
Net income attributable to common shareholders	42,968	33,293	400,112
Weighted-average shares (thousand)	318,079	308,144	–
Net income per share (exact yen amounts)	¥ 135.09	¥ 108.04	$ 1.26
Net income per share diluted:			
Adjustment for effect of dilutive securities (interest expenses of convertible bonds)	¥ –	¥ 12	$ –
Weighted-average shares for diluted computation (thousand)	139	18,468	–
Net income per share diluted (exact yen amounts)	¥ 135.03	¥ 101.97	$ 1.26

Report of Independent Accountants

ChuoAoyama PricewaterhouseCoopers



Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan

Report of Independent Auditors

To the Board of Directors and Shareholders of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.



ChuoAoyama PricewaterhouseCoopers
Nagoya, Japan
June 22, 2005

Toyota Industries in Numbers

Toyota Industries in Numbers (Years ended March 31)

Net Sales, Ordinary Income and Ordinary Income Ratio


(¥ Billion)
(¥ Billion)
2,000
1,500
1,000
500
0
200
150
100
50
0
5.8%
4.9%
4.8%
5.1%
5.7%
FY
01
02
03
04
05

	Millions of yen				
	2001	2002	2003	2004	2005
Net sales	¥767,383	¥980,163	¥1,069,219	¥1,164,379	¥1,241,538
Ordinary income	44,525	47,866	51,375	58,971	70,913
Ordinary income ratio (%)	5.8	4.9	4.8	5.1	5.7

Net sales (left) Ordinary income (right) Ordinary income ratio

Depreciation and Amortization


(¥ Billion)
75
50
25
0
FY
01
02
03
04
05

	Millions of yen				
	2001	2002	2003	2004	2005
Depreciation and amortization:	¥46,454	¥55,174	¥59,154	¥65,352	¥70,213
Automobile Segment	31,764	33,403	34,157	35,793	37,075
Materials Handling Equipment Segment	10,766	18,882	20,801	23,538	27,016
Textile Machinery Segment	1,034	797	1,006	931	898
Others Segment (including corporate or elimination)	2,890	2,092	3,190	5,090	5,224

Automobile Materials Handling Equipment Textile Machinery Others

Capital Expenditures


(¥ Billion)
150
100
50
0
FY
01
02
03
04
05

	Millions of yen				
	2001	2002	2003	2004	2005
Capital expenditures:	¥127,273	¥88,320	¥87,559	¥89,509	¥136,506
Automobile Segment	54,734	61,023	49,380	48,793	92,692
Materials Handling Equipment Segment	70,673	26,337	24,350	32,205	33,973
Textile Machinery Segment	320	523	2,164	1,204	1,613
Others Segment (including corporate or elimination)	1,546	437	11,665	7,307	8,228

Automobile Materials Handling Equipment Textile Machinery Others

R&D Expenses and R&D Expenses to Net Sales Ratio


(¥ Billion)
(%)
40
30
20
10
0
4
3
2
1
0
FY
01
02
03
04
05

	Millions of yen				
	2001	2002	2003	2004	2005
R&D expenses:	¥26,196	¥29,985	¥29,705	¥29,562	¥30,051
Automobile Segment	16,275	18,060	18,748	15,755	17,214
Materials Handling Equipment Segment	7,908	9,246	9,298	10,651	10,976
Textile Machinery Segment	615	1,335	1,053	1,164	1,030
Others Segment (including corporate or elimination)	1,398	1,344	606	1,992	831
R&D expenses to net sales ratio (%)	3.4	3.1	2.8	2.5	2.4

Automobile Materials Handling Equipment Textile Machinery Others (left)
R&D expenses to net sales ratio (right)

Net Sales and Operating Income of Automobile Segment


(¥ Billion)
(¥ Billion)
750
500
250
0
75
50
25
0
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Net sales of Automobile Segment	¥457,631	¥563,599	¥595,460	¥603,863	¥616,200
Operating income of Automobile Segment	28,525	28,960	30,108	27,530	22,763

☐ Net sales (left) ☐ Operating income (right)

Net Sales and Operating Income of Materials Handling Equipment Segment


(¥ Billion)
(¥ Billion)
600
400
200
0
60
40
20
0
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Net sales of Materials Handling Equipment Segment	¥236,502	¥353,043	¥373,008	¥443,444	¥503,990
Operating income of Materials Handling Equipment Segment	14,547	13,366	16,175	19,349	26,085

☐ Net sales (left) ☐ Operating income (right)

Net Sales and Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
(¥ Billion)
60
40
20
0
(20)
6
4
2
0
(2)
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Net sales of Textile Machinery Segment	¥33,238	¥30,705	¥48,740	¥45,969	¥43,902
Operating income (loss) of Textile Machinery Segment	35	(391)	2,309	100	(771)

☐ Net sales (left) ☐ Operating income (loss) (right)

Net Sales and Operating Income of Others Segment


(¥ Billion)
(¥ Billion)
80
60
40
20
0
8
6
4
2
0
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Net sales of Others Segment	¥40,012	¥32,816	¥52,011	¥71,103	¥77,446
Operating income of Others Segment	4,365	4,482	3,912	5,750	5,243

☐ Net sales (left) ☐ Operating income (right)

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (loss) arising from intersegment transactions.

Toyota Industries in Numbers (Years ended March 31)

ROE and ROA


(%)
6
4
2
0
FY 01 02 03 04 05

	%				
	2001	2002	2003	2004	2005
Return on equity (ROE)	3.6	3.0	2.7	3.8	4.1
Return on assets (ROA)	1.8	1.5	1.3	1.8	2.0

ROE ROA

Net Income per Share


(¥)
150
100
50
0
FY 01 02 03 04 05

	Yen				
	2001	2002	2003	2004	2005
Net income per share — basic	¥75.90	¥87.28	¥70.19	¥108.04	¥135.09
Net income per share — diluted	67.77	78.26	62.90	101.97	135.03

Basic Diluted

Interest-Bearing Debt, Shareholders' Equity and Debt/Equity Ratio


(¥ Billion)
(%)
1,250
1,000
750
500
250
0
100
80
60
40
20
0
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Interest-bearing debt	¥291,688	¥315,354	¥410,622	¥ 320,967	¥ 383,737
Shareholders' equity	951,298	878,812	738,868	1,016,764	1,115,747
Debt/equity ratio (%)	30.7	35.9	55.6	31.6	34.4

Interest-bearing debt (left) Shareholders' equity (left) Debt/equity ratio (right)

Shareholders' Equity per Share


(¥)
4,000
3,000
2,000
1,000
0
FY 01 02 03 04 05

	Yen				
	2001	2002	2003	2004	2005
Shareholders' equity per share	¥3,036.77	¥2,809.54	¥2,522.52	¥3,199.69	¥3,504.80

Cash Dividends per Share and Payout Ratio


(¥)
(%)
40
30
20
10
0
FY 01 02 03 04 05

	Yen				
	2001	2002	2003	2004	2005
Cash dividends per share	¥17.00	¥19.00	¥22.00	¥24.00	¥32.00
Payout ratio (%)	24.4	23.8	34.0	35.5	39.1

Cash dividends per share (left) Payout ratio (right)

Market Capitalization


(¥ Billion)
1,000
750
500
250
0
FY 01 02 03 04 05

	Millions of yen				
	2001	2002	2003	2004	2005
Market capitalization	¥767,487	¥649,052	¥513,824	¥786,223	¥961,075

PER and PBR


(Times)
(Times)
40
30
20
10
0
1.0
0.75
0.5
0.25
0
FY 01 02 03 04 05

	Times				
	2001	2002	2003	2004	2005
Price/earnings ratio (PER)	32.3	23.8	25.0	22.9	22.4
Price/book value ratio (PBR)	0.8	0.7	0.7	0.8	0.9

PER (left) PBR (right)

Number of Employees


(Thousands)
40
30
20
10
0
FY 01 02 03 04 05

	Persons				
	2001	2002	2003	2004	2005
Number of employees	21,118	23,056	25,030	27,431	30,990

Investor Information (As of March 31, 2005)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken,
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,091,245,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
17,279

Independent Accountants
ChuoAoyama PricewaterhouseCoopers
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken, 450-8565, Japan

Transfer Agent
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to, 100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Voting rights
Toyota Motor Corporation	24.10
DENSO Corporation	9.33
The Master Trust Bank of Japan, Ltd.	6.81
Third Avenue Fund-Custodial Trust Company	3.58
Bank of Bermuda Limited, Hamilton	2.66
Japan Trustee Services Bank, Ltd.	2.58
Towa Real Estate Co., Ltd.	2.42
Nippon Life Insurance Company	2.12
Aisin Seiki Co., Ltd.	2.07
Toyota Tsusho Corporation	1.98

Common Stock Price and Trading Volume
(Tokyo Stock Exchange)


High
Closing
Opening
Low
High
Opening
Closing
Low
White: Closing Price > Opening Price
Black: Opening Price > Closing Price
(yen)
(Thousand shares)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
Common stock price (left scale)
Trading volume (right scale)
4/00
7
10
1/01
4
7
10
1/02
4
7
10
1/03
4
7
10
1/04
4
7
10
1/05

Publications

Our Corporate Brochure and Social & Environmental Report are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (http://www.toyota-industries.com)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.



TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com

This annual report is printed on recycled paper using soy ink to minimize the impact on the environment.



Printed in Japan

File No. 82-5112

Exhibit 2

FINANCIAL SUMMARY

FY2005

(April 1, 2004 through March 31, 2005)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

April 27, 2005

Consolidated Financial Results for FY2005 (April 1,2004 - March 31,2005)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2005 consolidated financial results: April 27, 2005
Name of parent company Toyota Motor Corporation (Code number:7203) Parent company's shareholding (24.3%)
US GAAP: Not Used

1. Financial Highlights for FY2005 (April 1, 2004 - March 31, 2005)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2005	**1,241,538**	**(6.6)**	**53,120**	**(0.9)**	**70,912**	**(20.3)**
FY2004	1,164,378	(8.9)	52,631	(0.3)	58,970	(14.8)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2005	**43,357**	**(29.0)**	**135.09**	**135.03**	**4.1**	**3.3**	**5.7**
FY2004	33,623	(53.3)	108.04	101.97	3.8	3.2	5.1

Notes: 1. Equity in net income of affiliates: FY2005—6,805 million yen,FY2004—1,842 million yen
2. Average number of shares outstanding in each year (consolidated) : FY2005—318,079,149 shares, FY2004—308,144,183 shares
3. Changes in accounting policies: No change
4. In FY2005, Early application has been made for Accounting Standards for Impairment of Fixed Assets.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2005	**2,326,824**	**1,115,747**	**48.0**	**3,504.80**
FY2004	2,011,995	1,016,763	50.5	3,199.69

Note: Number of shares outstanding at end of each year (consolidated) : FY2005—318,236,815 shares, FY2004—317,665,682 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2005	**100,095**	**(128,230)**	**50,020**	**100,535**
FY2004	92,406	(92,667)	(56,015)	77,212

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 145companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 20 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 14 companies, (decrease) 9 companies
Equity method : (increase) 0 company, (decrease) 0 company

2. Forecasts of Consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2006 semi-annual	690,000	34,000	21,000
FY2006	1,450,000	75,000	45,000

Reference: (Forecast) Net income per share—basic (annual): 141.40yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 145 subsidiaries and 31 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiary)
Toyota Industry (Kunshan)Co., Ltd.
Toyota Industry Automotive Parts (Kunshan)Co., Ltd.
Overseas companies
(Sales, other subsidiaries and affiliates)
BT Industries Group (73 companies)
Toyota Industries Corporation Australia Group (9 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Industries Mercosur Ltda.
Toyota Material Handling (Shanghai) Co., Ltd
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group (2 Companies)
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
Aichi Corporation Group (1 company)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
Toyota Textile Machinery EuropeAG
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Nagao Industrial Co., Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
Aichi Corporation Group (3 companies)
Nishina Industrial Co., Ltd.
Suzaka Nishina Industrial Co., Ltd.
Unica Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries Corporation's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on consolidated bases and other factors.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, Toyota Industries "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuing to improve corporate value for future growth.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation. The Materials Handling and Car Air-Conditioning Compressor businesses, both of which are the core operations of Toyota Industries, will strive to solidify the leading global position while aiming for higher market share and better performance through business reinforcement. The Logistics Solutions and Electronics businesses will engage in stabilizing operations to ensure steady growth and develop into future core businesses of Toyota Industries.

In the medium to long term, we will always place utmost emphasis on product quality. We will strive to develop and market leading-edge products that incorporate considerations to safety, environment and ergonomics as well as anticipate customer needs. We will also further promote global consolidated management and build a business structure that can take advantage of the collective strength of Toyota Industries while nurturing personnel of international caliber who will lead the Toyota Industries Group to the next level of growth.

The successful implementation of these measures will in turn heighten Toyota Industries' corporate value. Through sincere considerations for the environment and local communities, we also aim for socially harmonious growth.

As a result of concerted efforts Group-wide, we have already cleared the ambitious target of consolidated net sales of 1.2 trillion yen within fiscal 2005 (ended March 31, 2005)—one year ahead of the schedule originally set out in the Medium-Term Management Vision introduced in fiscal 2002.

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries Corporation deems it highly important to make corporate governance function effectively for the purpose of management efficiency and corporate soundness. To this end, we aim to establish an organizational structure that can quickly and flexibly respond to changes in the management environment, as well as a fair management system with an emphasis on shareholders.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon Company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries seeks to establish responsive and efficient management as well as an effective internal control system.

At Toyota Industries, we maintain a corporate auditor system based on the Japanese Commercial Code. We have five corporate auditors (including three outside corporate auditors). We have also set up the Corporate Auditor's Office with full-time staff to strengthen auditing of the execution of directors' duties.

The Company has strengthened the supervision of each division and the internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with an increased awareness of ethical issues. Moreover, we established a corporate ethics hotline staffed by outside lawyers, who field queries from employees regarding fraudulent or unethical conduct, for the purpose of early detection and quick handling of important compliance-related irregularities. In addition, we provide clearly articulated action guidelines, which serve as the basis of employee actions.

Toyota Industries established a department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

The certified public accountants who audited Toyota Industries' accounting practices are Mr. Kazunori Tajima, Mr. Masaki Horie and Mr. Fusahiro Yamamoto of ChuoAoyama PricewaterhouseCoopers. Mr. Tajima and Mr. Horie have auditing experiences of 10 years and 12 years, respectively. They are further supported by an additional ten certified public accountants, six junior accountants and two assistants in auditing Toyota Industries' accounting practices.

With these measures, Toyota Industries strives to secure further growth, prosperity and profit. We intend to meet the high expectations of our stakeholders, notably shareholders and customers, and sincerely carry out our social responsibilities.

5. Matters related to the parent company

(1) Trade name and other items related to the parent company

(As of March 31, 2005)

Parent company	Attributes	Percentage of voting rights held by parent company (%)	Stock exchanges on which shares issued by the parent company are listed
Toyota Motor Corporation	The relevant other company when a listed company is an affiliated company of this other company	24.33 (0.23)	Tokyo Stock Exchange, First Section Nagoya Stock Exchange, First Section Osaka Securities Exchange, First Section Fukuoka Stock Exchange Sapporo Stock Exchange New York Stock Exchange (U.S.) London Stock Exchange (U.K.)

Notes: The figure shown inside the parenthesis indicates the percentage of indirectly held voting rights among all voting rights held by the parent company.

(2) Matters related to transactions with the parent company

FY2005 (April 1, 2004 - March 31, 2005)

Details of affiliation		Transaction details	Transaction amount (¥ millions)	Category	Year-end balance (¥ millions)
Concurrent post of directors (names)	Business affiliation				
Concurrent posts: 3 Employment transfers: 11	Sale of products of the Automobile Segment	Sale of automobiles and engines*[1]	414,235	Accounts receivable	31,593
		Purchase of components for automobiles and engines*[2]	285,019	Accounts Payable	35,780

Notes: 1. Transaction conditions and determining policies of transaction conditions

*[1] Regarding sales of automobiles and engines, the Company presents its desired prices based on total costs, and settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

*[2] Regarding purchases of components for automobiles and engines, based on the prices presented, the Company settles on prices in a similar manner as for ordinary transaction conditions upon undertaking price negotiations for each fiscal term.

2. There are no matters in the above-mentioned "details of affiliation" and "transaction details" that would restrict the Company's independence. There are no monetary loan debit and credit relationships or guarantee or warranty relationships.

Business Results and Financial Position

1. Business Results

In fiscal 2005 (ended March 31, 2005), consumer spending did not fully recover due to unstable employment conditions. However, the economy continued on its slow path to recovery as private-sector capital investment increased on the back of improved corporate earnings. Overseas, the overall economic outlook was brighter, with an expanding U.S. economy and the European economy maintaining underlying strengths.

In this operating environment, Toyota Industries made efforts to strengthen its corporate structure by ensuring customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales of Toyota Industries amounted to 1,241.5 billion yen, an increase of 77.2 billion yen, or 7%, over fiscal 2004 (ended March 31, 2004). The following is a review of operations for the major business segments.

In the automobile industry as a whole, domestic sales were almost the same as in fiscal 2004. Domestic production, on the other hand, increased over the same period.

Net sales of the Automobile Segment of Toyota Industries totaled 616.2 billion yen, an increase of 12.4 billion yen, or 2%, over fiscal 2004.

Within this segment, net sales of the Vehicle Business totaled 278.8 billion yen, almost the same as in fiscal 2004. While sales of the Corolla Sedan for North America and Yaris (European version of the Vitz) decreased, sales of the RAV4 for Europe increased. Sales of the fully remodeled Vitz, which was re-launched in February 2005 in Japan, also contributed to overall results.

Net sales of the Engine Business totaled 113.2 billion yen, an increase of 5.9 billion yen, or 6%, over fiscal 2004. Despite decreases in sales of the UZ-type gasoline engine, which is mounted on the Land Cruiser, and the AZ-type gasoline engine, which is mounted on the Estima, sales of the CD-type diesel engine, which is mounted on TOYOTA-brand cars for Europe, such as the RAV4 and Avensis, increased. Toyota Industry Automotive Parts (Kunshan) Co., Ltd. ("TIAP") in Jiangsu Province, China, which was established as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce and sell automotive foundry parts, began operations in April 2005. Also, Toyota Motor Industries Poland Sp.zo.o. ("TMIP"), jointly established with Toyota Motor Corporation ("TMC") in October 2002, started production of the latest AD-type diesel engine to be mounted on the Avensis, which is assembled in England by TMC.

Net sales of the Car Air-Conditioning Compressor Business totaled 197.9 billion yen, approximately the same level as for fiscal 2004. While sales in the domestic market increased as a result of an increase in models mounting our car air-conditioning compressors, sales overseas suffered due mainly to sluggish sales of some automobiles mounting our products. In July 2004, Toyota Industries Corporation and DENSO Corporation jointly established TD Automotive Compressor Georgia, LLC ("TACG") in Georgia, the United States, as a plant manufacturing of variable type of compressors. It is slated to start operation in December 2005. In April 2004, our cumulative production of car air-conditioning compressors in Japan, North America and Europe reached 200 million units since we commenced production in 1960.

In the materials handling equipment industry as a whole, sales increased substantially over fiscal 2004. Sales were strong in the Japanese market thanks to an improvement in private-sector capital investment, while the global economic recovery contributed to brisk sales in the overseas markets.

Net sales of the Materials Handling Equipment Segment of Toyota Industries totaled 503.9 billion yen, an increase of 60.5 billion yen, or 14%, over fiscal 2004. We sold 103,000 TOYOTA-brand forklift trucks and other materials handling equipment during January to December 2004, an increase of 21% over the same period in 2003. This increase was due largely to an implementation of a variety of sales measures, such as proposal-based sales, in Japan, as well as an enhancement of the global sales network, especially in North America, Europe, Asia and South America, and vigorous sales promotion activities targeting major clients. This marked a world first for a single brand to sell more than 100,000 units in a single year. We achieved a 42.6% share in the Japanese forklift truck market in 2004, the same percentage as in 2003. In August 2004, we enhanced our product lineup with the re-introduction of all 14 models of large forklift trucks (10-ton to 24-ton) after a full model change.

During the same period, BT Industries AB, one of our subsidiaries and a major manufacturer of warehouse trucks, achieved a substantial increase in sales on the back of vigorous sales activities and strong sales in North American and European markets.

In the textile machinery industry, the mainstay Chinese market showed signs of recovery.

However, the lingering effects of monetary tightening and other factors contributed to a lack in dynamism in terms of capital investment.

Net sales of the Textile Machinery Segment totaled 43.9 billion yen, a decrease of 2.0 billion yen, or 4%, from fiscal 2004. Although orders for spinning frames from Pakistan increased, a decrease in orders for air-jet looms from China, as well as a decrease in orders for water-jet looms due to high prices of synthetic yarns arising from a drastic hike in crude oil prices worldwide, were incurred.

Net sales of the Others Segment amounted to 77.4 billion yen, an increase of 6.3 billion yen, or 9%, over fiscal 2004. TIBC Corporation, a joint venture with Ibiden Co., Ltd. that manufactures and sells ball grid array plastic package substrates, underwent strong demand for plastic package substrates for personal computers.

As one core business for driving future growth, Toyota Industries entered the Logistics Solutions Business, which undertakes all phases of logistics from logistics planning to the operation of distribution centers for the purpose of reducing logistics costs for customers. Sales of this business are steadily expanding. To expand the scope of services available in this business, Toyota Industries made Asahi Security Co., Ltd. into one of its subsidiaries in March 2005. The company provides comprehensive cash management outsourcing services, including cash collection and delivery, sales proceeds management and equipment security, to retailers, service businesses and transportation operators.

During fiscal 2005, Toyota Industries' ordinary income amounted to 70.9 billion yen, an increase of 12.0 billion yen, or 20%, over fiscal 2004. Despite the effects of a steep rise in crude oil and steel prices, increases in labor and pre-production expenses and unfavorable exchange rate fluctuations, this increase was largely achieved due to an increase in global sales, improvements in productivity and Group-wide cost-reduction activities, as well as a strong performance by ST Liquid Crystal Display Corp., a joint venture with Sony Corporation that is accounted for by the equity method. Net income amounted to 43.3 billion yen, an increase of 9.7 billion yen, or 29%, over fiscal 2004.

Cash flows from operating activities amounted to 100.0 billion yen in fiscal 2005, due largely to income before income taxes resulted in an amount of 70.3 billion yen. Net cash provided by operating activities increased by 7.6 billion yen from 92.4 billion yen in fiscal 2004. Cash flows from investing activities resulted in a decrease in cash by 128.2 billion yen in fiscal 2005, attributable primarily to payments for acquisition of fixed assets amounting to 110.1 billion yen. Net cash used in investing activities increased by 35.6 billion yen from 92.6 billion yen for fiscal 2004. Cash flows from financing activities resulted in an increase in cash by 50.0 billion yen in fiscal 2005, due mainly to proceeds from issuance of corporate bonds in an amount of 50.0 billion yen. Net cash provided by financing activities increased by 106.0 billion yen from 56.0 billion yen in net cash used in financing activities for fiscal 2004.

After translation adjustments, cash and cash equivalents as of March 31, 2005 stood at 100.5 billion yen, an increase of 23.3 billion yen, or 30%, over fiscal 2004.

2. Distribution of Profits for FY2005

Including the interim cash dividend of 13.0 yen per common share paid in November 2004, and a year-end cash dividend of 19.0 yen per common share, Toyota Industries Corporation declares that total cash dividends for fiscal 2005 will be 32.0 yen per common share, an increase of 8.0 yen per common share over fiscal 2004.

3. Forecast for the Fiscal Year Ending March 31, 2006

Toyota Industries expects the Japanese economy to continue along a steady path toward recovery. However, the pace of recovery will likely remain slow, and temporary economic stagnation is anticipated due to a correction phase. Conversely, uncertainties persist regarding the fluctuations of exchange rates and the rising prices of raw materials such as oil and steel in Japan and abroad. Overseas, concerns over the deceleration of the U.S., European and Chinese economies preclude optimism.

For fiscal 2006, ending March 31, 2006, Toyota Industries forecasts consolidated net sales of 1,450.0 billion yen, ordinary income of 75.0 billion yen and net income of 45.0 billion yen. We are determined to heighten the comprehensive capabilities of the Toyota Industries Group as a whole through the development of appealing new products with an unwavering emphasis on quality, as well as the enhancement of sales, service and cost-reduction activities Group-wide.

Our projections are based on an exchange rate of ¥105.0 = US$1.

4. Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The forward-looking statements herein are based on information known to management as of March 31, 2005.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2005, net sales to TMC accounted for 33.4% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2005, TMC held 24.3% of voting rights.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high-value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components.

However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environment-related regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

Toyota Industries held marketable securities, and therefore bears the risk of price fluctuation of these shares. Based on fair market value of these shares at the end of this period, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop the production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Consolidated Balance Sheets

	FY2005 (As of March 31, 2005)	FY2004 (As of March 31, 2004)	Increase (Decrease)
Assets			
Current assets	**462,973**	**349,914**	**113,059**
Cash and deposits	84,915	57,375	27,540
Trade notes and accounts receivable	173,459	144,575	28,884
Marketable securities	40,056	20,064	19,992
Inventories	94,024	77,574	16,450
Deferred tax assets	20,379	17,533	2,846
Other current assets	52,491	35,128	17,363
Less—allowance for doubtful accounts	(2,351)	(2,337)	(14)
Fixed assets	**1,863,850**	**1,662,080**	**201,770**
Property, plant and equipment	**457,078**	**389,396**	**67,682**
Buildings and structures	132,419	124,422	7,997
Machinery, equipment and vehicles	185,424	160,787	24,637
Tools, furniture and fixtures	18,833	15,565	3,268
Land	78,658	71,786	6,872
Construction in progress	41,742	16,834	24,908
Intangible assets	**116,971**	**99,856**	**17,115**
Software	12,410	11,993	417
Goodwill	104,561	87,862	16,699
Investments and other assets	**1,289,799**	**1,172,828**	**116,971**
Investments in securities	1,222,658	1,112,776	109,882
Long-term loans	9,804	9,756	48
Long-term prepaid expenses	13,218	13,553	(335)
Deferred tax assets	7,234	3,537	3,697
Other investments and other assets	37,214	33,453	3,761
Less—allowance for doubtful accounts	(330)	(250)	(80)
Total assets	**2,326,824**	**2,011,995**	**314,829**

Notes:			
1. Accumulated depreciation of property, plant and equipment	541,382	509,378	32,004
2. Liabilities for guarantees	29,956	24,594	5,362
3. Number of shares of treasury stock	7,603,825 shares	8,174,958 shares	(571,133) shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	5,234	4,600	634

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (As of March 31, 2005)	FY2004 (As of March 31, 2004)	Increase (Decrease)
Liabilities			
Current liabilities	**421,539**	**326,337**	**95,202**
Trade notes and accounts payable	160,231	129,821	30,410
Short-term bank loans	59,945	70,441	(10,496)
Commercial paper	-	15,000	(15,000)
Current portion of bonds	20,300	-	20,300
Other payables	45,461	19,067	26,394
Accrued expenses	59,356	51,586	7,770
Accrued income taxes	15,297	8,845	6,452
Deposits received from employees	20,054	19,496	558
Deferred tax liabilities	4,066	2,742	1,324
Other current liabilities	36,826	9,335	27,491
Long-term liabilities	**748,633**	**633,968**	**114,665**
Bonds	230,000	200,300	29,700
Long-term debt	73,491	35,224	38,267
Deferred tax liabilities	381,787	346,335	35,452
Allowance for retirement benefits	44,462	34,264	10,198
Other long-term liabilities	18,891	17,843	1,048
Total liabilities	**1,170,172**	**960,305**	**209,867**
Minority interest in consolidated subsidiaries	**40,904**	**34,926**	**5,978**
Shareholders' equity			
Common stock	**80,462**	**80,462**	**-**
Capital surplus	**105,600**	**105,743**	**(143)**
Retained earnings	**325,330**	**294,672**	**30,658**
Net unrealized gains on other securities	**591,218**	**534,078**	**57,140**
Foreign currency translation adjustments	**29,861**	**19,782**	**10,079**
Treasury stock at cost	**(16,726)**	**(17,975)**	**1,249**
Total shareholders' equity	**1,115,747**	**1,016,763**	**98,984**
Total liabilities and shareholders' equity	**2,326,824**	**2,011,995**	**314,829**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - March 31, 2005)	FY2004 (April 1, 2003 - March 31, 2004)	Increase (Decrease)
Net sales	**1,241,538**	**1,164,378**	**77,160**
Cost of sales	1,041,780	978,458	63,322
Gross profit	**199,758**	**185,919**	**13,839**
Selling, general and administrative expenses	146,638	133,288	13,350
Operating income	**53,120**	**52,631**	**489**
Non-operating income	**38,284**	**30,183**	**8,101**
Interest income	8,159	8,174	(15)
Dividends income	13,760	10,997	2,763
Other non-operating income	16,363	11,010	5,353
Non-operating expenses	**20,491**	**23,843**	**(3,352)**
Interest expenses	9,735	9,755	(20)
Other non-operating expenses	10,756	14,087	(3,331)
Ordinary income	**70,912**	**58,970**	**11,942**
Extraordinary gains	**-**	**621**	**(621)**
Gains from transition of benefit plan into defined contribution pension plan	-	621	(621)
Extraordinary losses	**558**	**1,851**	**(1,293)**
Impairment loss of fixed assets	558	-	558
Provision for retirement and severance benefits for directors and corporate auditors	-	1,851	(1,851)
Income before income taxes	**70,353**	**57,740**	**12,613**
Income taxes−current	26,808	23,967	2,841
Income taxes−deferred	(4,557)	(3,220)	(1,337)
Minority interest in consolidated subsidiaries	4,744	3,370	1,374
Net income	**43,357**	**33,623**	**9,734**

Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	29,535	29,562	(27)

Consolidated Statements of Shareholder's Equity

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - March 31, 2005)	FY2004 (April 1, 2003 - March 31, 2004)	Increase (Decrease)
(Capital surplus)			
Capital surplus at beginning of year	**105,743**	**89,364**	**16,379**
Increase in capital surplus	**-**	**16,378**	**(16,378)**
Issuance of equity due to conversion of convertible bonds	-	12,414	(12,414)
Gain on disposal of treasury stock	-	3,963	(3,963)
Decrease in capital surplus	**142**	**-**	**142**
Loss on disposal of treasury stock	142	-	142
Capital surplus at end of year	**105,600**	**105,743**	**(143)**
(Retained earnings)			
Retained earnings at beginning of year	**294,672**	**269,380**	**25,292**
Increase in retained earnings	**43,357**	**33,623**	**9,734**
Net income	43,357	33,623	9,734
Decrease in retained earnings	**12,699**	**8,332**	**4,367**
Cash dividends	7,948	7,417	531
Bonuses to directors and corporate auditors	331	290	41
Net decrease due to minimum pension liability adjustments of consolidated subsidiaries	4,419	-	4,419
Change in subsidiaries' year-ends	-	624	(624)
Retained earnings at end of year	**325,330**	**294,672**	**30,658**

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - March 31, 2005)	FY2004 (April 1, 2003 - March 31, 2004)	Increase
Cash flows from operating activities	**100,095**	**92,406**	**7,689**
Income before income taxes and minority interest in consolidated subsidiaries	70,353	57,740	12,613
Depreciation and amortization	70,213	65,351	4,862
Impairment loss of fixed assets	558	-	558
Increase in allowance for doubtful accounts	371	45	326
Interest and dividends income	(21,920)	(19,172)	(2,748)
Interest expenses	9,735	9,755	(20)
Equity in net earnings of affiliates	(6,805)	(1,842)	(4,963)
Increase in receivables	(22,923)	(11,050)	(11,873)
(Increase) decrease in inventories	(12,851)	750	(13,601)
Increase in payables	26,893	2,630	24,263
Others, net	(4,063)	9,741	(13,804)
Subtotal	109,561	113,951	(4,390)
Interest and dividends received	21,971	18,900	3,071
Interest paid	(8,710)	(9,845)	1,135
Income taxes paid	(22,727)	(30,600)	7,873
Cash flows from investing activities	**(128,230)**	**(92,667)**	**(35,563)**
Payments for purchases of marketable securities Securities	-	(101)	101
Proceeds from sales of marketable securities	-	3,874	(3,874)
Payments for purchases of property, plant and equipment	(110,111)	(78,267)	(31,844)
Proceeds from sales of property, plant and equipment	10,043	3,200	6,843
Payments for purchases of investment securities	(9,562)	(14,301)	4,739
Proceeds from sales of investment securities	3,299	2,614	685
Proceeds from acquisition of subsidiaries' stock resulting in change in scope of consolidation	-	1,215	(1,215)
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(16,943)	-	(16,943)
Payments for loans made	(2,370)	(4,977)	2,607
Proceeds from collections of loans	2,783	5,447	(2,664)
Payments for acquisition of business	-	(960)	960
Others, net	(5,368)	(10,411)	5,043
Cash flows from financing activities	**50,020**	**(56,015)**	**106,035**
Decrease in short-term loans	(13,686)	(10,958)	(2,728)
(Decrease) increase in commercial paper	(15,000)	15,000	(30,000)
Proceeds from long-term loans	40,785	4,522	36,263
Repayments of long-term loans	(6,964)	(8,529)	1,565
Proceeds from issuance of bonds	50,000	-	50,000
Repayments of bonds	-	(31,677)	31,677
Payments to convertible bond redemption funds	-	(56,670)	56,670
Proceeds from convertible bond redemption funds	-	56,670	(56,670)
Payments for purchase of treasury stocks	(52)	(17,094)	17,042
Cash dividends paid	(7,948)	(7,413)	(535)
Cash dividends paid for minority shareholders	(667)	(252)	(415)
Others, net	3,554	389	3,165
Translation adjustments of cash and cash equivalents	**1,438**	**322**	**1,116**
Net increase (decrease) in cash and cash equivalents	**23,323**	**(55,953)**	**79,276**
Cash and cash equivalents at beginning of period	**77,212**	**136,929**	**(59,717)**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**-**	**(3,763)**	**3,763**
Cash and cash equivalents at end of period	**100,535**	**77,212**	**23,323**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	60,530	57,193	3,337
Marketable securities	40,005	20,018	19,987

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	145	Aichi Corporation Group (5 companies), TIBC Corporation, Asahi Security Co., Ltd., TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Teionshokuhin Ryutsu Inc., Toyoda High System, Inc., Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., ALTRAN Corporation, KTL Co., Ltd., TF Logistics Co., Ltd., Tokaiseiki Co., Ltd., Taikoh transportation Group (5 companies), SKE Inc., SK Maintenance Inc., Unica Co., Ltd., Iwama Loom Works, Ltd., Kawamoto System Corporation, Nagao Industry Co. Ltd., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Valley CVS Takaramachi Co., Ltd., Sun Staff, Inc., ALT Logistics Co., Ltd., Shine's Inc., TOYOTA INDUSTRIES WELL SUPPORT CORPORATION, Toyota Industries Sweden AB, BT Industries Group (64 companies), Toyota Industries Finance International AB, Michigan Automotive Compressor, Inc., TD AUTOMOTIVE COMPRESSOR GEORGIA, LLC, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries Corporation Australia Group(9 companies), Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industries Automotive Parts (Kunshan) Co., Ltd., Toyota Industrial Equipment, S.A., Toyota Industries Mercosur Ltda., Toyota Material Handling (Shanghai) Co., Ltd, Toyota Gabelstapler Deutschland GmbH, Toyota Textile Machinery Europe, AG, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)

(2) Scope of equity method

	Companies	
Affiliates	20	Aichi Corporation Group (2 companies), ST Liquid Crystal Display Corp., FUJI LOGISTICS CO., LTD., BT Industries Group (16 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	14	Asahi Security Co., Ltd., TF Logistics Co., Ltd., Unica Co., Ltd., Nagao Hold Co. Ltd., Nagao Industry Co. Ltd., Nagao Seiko Co. Ltd., Nagao Co. Ltd., Sun Valley CVS Takaramachi Co., Ltd., BT Industries Group (3 companies), TD AUTOMOTIVE COMPRESSOR GEORGIA, LLC, Toyota Industries Automotive Parts (Kunshan) Co., Ltd., Toyota Textile Machinery Europe, AG,
(Decrease)	9	Aichi Corporation Group (1 company), Logistec Co., Ltd., Nagao Industry Co. Ltd., Nagao Seiko Co. Ltd., Nagao Co. Ltd., Arti Inc., Tokai System Institute Corp., BT Industries Group (2 companies),

Affiliates accounted for the equity method

	Companies
(Increase /Decrease)	0

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31 — Toyota Industries Sweden AB, BT Industries Group (64 companies), Toyota Industries Finance International AB, Toyota Industry (Kunshan) Co., Ltd., Toyota Industries Automotive Parts (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd.

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company. Some consolidated subsidiaries change its closing date from December 31 to March 31. The details are given below.

Toyota Industries Corporation Australia Group (1 company)

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Other securities with market value .... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)

Other securities without market value .... At cost determined by the moving average method

b. Inventories .... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Deferred charges

Bond issuance costs are expensed as incurred.

(4) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(5) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(6) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(7) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Valuation of assets and liabilities of consolidated subsidiaries

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

6. Amotization of goodwill

Goodwill is amortized on a straight-line basis over a period generally not exceeding 20 years, except for insignificant goodwill which is charged to income as incurred.

7. Appropriation of retained earnings

The approved amount during the relevant fiscal year is reflected in the consolidated statements of retained earnings.

8. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segment information

(1)FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	616,200	503,989	43,902	77,446	1,241,538	-	1,241,538
(2) Intersegment transactions	18,222	148	24	21,579	39,975	(39,975)	-
Total	634,422	504,138	43,927	99,025	1,281,514	(39,975)	1,241,538
Operating expenses	611,659	478,053	44,698	93,782	1,228,193	(39,775)	1,188,418
Operating income	22,763	26,084	(771)	5,243	53,320	(200)	53,120
Assets	407,435	465,831	25,621	148,712	1,047,601	1,279,222	2,326,824
Depreciation and amortization	37,075	27,015	897	5,215	70,204	8	70,213
Capital expenditures	92,692	33,972	1,612	8,222	136,500	5	136,506

(2)FY2004 (April 1, 2003 - March 31, 2004)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	603,862	443,443	45,968	71,103	1,164,378	-	1,164,378
(2) Intersegment transactions	15,698	138	15	14,131	29,984	(29,984)	-
Total	619,561	443,582	45,984	85,234	1,194,363	(29,984)	1,164,378
Operating expenses	592,030	424,233	45,884	79,484	1,141,633	(29,885)	1,111,747
Operating income	27,530	19,348	100	5,750	52,729	(98)	52,631
Assets	338,246	406,384	24,743	100,626	870,000	1,141,994	2,011,995
Depreciation and amortization	35,793	23,537	931	5,442	65,705	(353)	65,351
Capital expenditures	48,793	32,204	1,203	7,748	89,950	(441)	89,508

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, skid steer loaders, truck mount aerial work platforms

Textile machinery ....Ring spinning frames, air jet looms, water jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, transportation services

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	815,039	212,253	188,668	25,576	1,241,538	-	1,241,538
(2) Intersegment transactions	99,464	1,125	7,221	2,776	110,588	(110,588)	-
Total	914,503	213,379	195,890	28,352	1,352,126	(110,588)	1,241,538
Operating expenses	870,928	207,068	191,202	27,712	1,296,911	(108,493)	1,188,418
Operating income	43,575	6,311	4,688	639	55,214	(2,094)	53,120
Assets	788,827	151,047	264,274	33,639	1,237,789	1,089,034	2,326,824

(2)FY2004 (April 1, 2003 - March 31, 2004) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	785,253	198,752	167,511	12,860	1,164,378	-	1,164,378
(2) Intersegment transactions	87,271	1,113	5,895	1,630	95,910	(95,910)	-
Total	872,524	199,866	173,407	14,490	1,260,289	(95,910)	1,164,378
Operating expenses	826,696	193,745	170,262	14,622	1,205,326	(93,579)	1,111,747
Operating income	45,828	6,121	3,145	(131)	54,962	(2,331)	52,631
Assets	643,180	136,829	238,388	22,081	1,040,479	971,515	2,011,995

Notes: Assets included in the "Eliminations " are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

3.Overseas sales

(1)FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	208,675	225,409	104,917	539,002
Consolidated sales				1,241,538
Ratio of overseas sales to consolidated sales	16.8%	18.2%	8.4%	43.4%

(2)FY2004 (April 1, 2003 - March 31, 2004) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	196,860	211,081	89,415	497,356
Consolidated sales				1,164,378
Ratio of overseas sales to consolidated sales	16.9%	18.1%	7.7%	42.7%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - March 31, 2005)		FY2004 (April 1, 2003 - March 31, 2004)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
		%		%		%
Automobile						
Vehicle	278,841	22.5	280,484	24.1	(1,643)	(0.6)
Engine	113,295	9.1	107,357	9.2	5,938	5.5
Car air-conditioning compressor	197,984	15.9	198,398	17.1	(414)	(0.2)
Foundry, Electronics parts and others	26,079	2.1	17,623	1.5	8,456	48.0
Subtotal	616,200	49.6	603,862	51.9	12,338	2.0
Materials handling equipment	503,989	40.6	443,443	38.1	60,546	13.7
Textile machinery	43,902	3.5	45,968	3.9	(2,066)	(4.5)
Others	77,446	6.3	71,103	6.1	6,343	8.9
Total	1,241,538	100.0	1,164,378	100.0	77,160	6.6

April 27, 2005

Non-consolidated Financial Results for FY2005 (April 2004 - March 2005)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201)) (URL http://www.toyota-industries.com/)
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated financial results for FY2004: April 27, 2005
Date of the Ordinary General Meeting of Shareholders: June 22, 2005
Provision for interim cash dividends: Provision exists.
Share trading unit: 100 shares

1. Financial Highlights for FY2005 (April 1, 2004 - March 31, 2005)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2005	**784,399**	**(4.6)**	**30,075**	**(-4.0)**	**39,785**	**(14.6)**
FY2004	749,616	(0.3)	31,334	(-20.5)	34,705	(-18.0)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2005	**26,320**	**(24.7)**	**81.87**	**81.83**	**2.6**	**2.1**	**5.1**
FY2004	21,103	(4.9)	67.69	63.90	2.5	2.2	4.6

Notes: 1. Average number of shares outstanding each year: FY2005—318,087,484 shares , FY2004—308,146,251 shares
2. Changes in accounting policies: No change
3. In FY2005, Early application has been made for Accounting Standards for Impairment of Fixed Assets.

(2) Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
FY2005	**32.00**	**13.00**	**19.00**	**10,183**	**39.1**	**1.0**
FY2004	24.00	12.00	12.00	7,716	35.5	0.8

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2005	**1,980,211**	**1,056,828**	**53.4**	**3,320.01**
FY2004	1,735,323	980,533	56.5	3,085.91

Note: 1.Number of shares outstanding at end of each year: FY2005—318,236,815 shares, FY2004—317,665,682 shares
2.Number of treasury stock: FY2005—7,603,825 shares, FY2004—8,174,958 shares

2. Forecasts of non-consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income	Annual cash dividends per share		
				Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2006 semi-annual	430,000	20,000	14,000	17.00	-	-
FY2006	930,000	44,000	29,000	-	17.00	34.00

Reference: (Forecast) Net income per share—basic (annual): 91.13 yen

Non-consolidated Balance Sheets

	FY2005 (As of March 31, 2005)	FY2004 (As of March 31, 2004)	Increase (Decrease)
Assets			
Current assets	**255,513**	**187,189**	**68,324**
Cash and deposits	28,721	29,330	(609)
Trade notes receivable	725	794	(69)
Trade accounts receivable	94,048	76,271	17,777
Marketable securities	40,005	20,002	20,003
Finished goods	1,724	2,685	(961)
Raw materials	472	352	120
Work in process	21,318	18,089	3,229
Supplies	4,731	4,011	720
Prepaid expenses	124	173	(49)
Deferred tax assets	13,526	13,035	491
Other current assets	50,128	22,444	27,684
Less—allowance for doubtful accounts	(14)	(2)	(12)
Fixed assets	**1,724,698**	**1,548,133**	**176,565**
Property, plant and equipment	**277,907**	**234,059**	**43,848**
Buildings	75,158	72,580	2,578
Structures	8,987	7,765	1,222
Machinery and equipment	104,011	92,942	11,069
Vehicles and delivery equipment	1,200	1,133	67
Tools, furniture and fixtures	11,160	8,785	2,375
Land	46,096	40,567	5,529
Construction in progress	31,291	10,284	21,007
Intangible assets	**9,407**	**9,443**	**(36)**
Software	9,407	9,443	(36)
Investments and other assets	**1,437,383**	**1,304,630**	**132,753**
Investments in securities	1,223,995	1,121,117	102,878
Investments in subsidiaries	181,231	153,309	27,922
Long-term loans	11,855	10,410	1,445
Long-term prepaid expenses	10,029	10,754	(725)
Other investments and other assets	10,442	9,134	1,308
Less—allowance for doubtful accounts	(171)	(95)	(76)
Total assets	**1,980,211**	**1,735,323**	**244,888**

Notes:	FY2005	FY2004	Increase (Decrease)
1. Accumulated depreciation of property, plant and equipment	368,937	354,486	14,451
2. Liabilities for guarantees	28,354	14,564	13,790
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,532	4,115	417

(Million yen; amounts less than one million yen are omitted.)

	FY2004 (As of March 31, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)
Liabilities			
Current liabilities	**238,536**	**170,114**	**68,422**
Trade notes payable	941	2,478	(1,537)
Trade accounts payable	112,543	87,156	25,387
Commercial paper	-	15,000	(15,000)
Current portion of binds	20,000	-	20,000
Other payables	38,616	13,661	24,955
Accrued expenses	29,614	26,296	3,318
Accrued income taxes	8,221	4,027	4,194
Advance received	999	53	946
Deposits received	7,342	1,904	5,438
Deposits received from employees	19,965	19,422	543
Other current liabilities	290	112	178
Long-term liabilities	**684,846**	**584,674**	**100,172**
Bonds	230,000	200,000	30,000
Long-term loans	55,000	20,000	35,000
Deferred tax liabilities	376,610	341,727	34,883
Allowance for retirement benefits	20,856	19,427	1,429
Other long-term liabilities	2,378	3,519	(1,141)
Total liabilities	**923,382**	**754,789**	**168,593**
Shareholders' equity			
Common stock	**80,462**	**80,462**	-
Capital surplus	**105,579**	**105,707**	**(128)**
Capital reserve	101,766	101,766	-
Other capital reserve	3,812	3,941	(129)
Gain on disposal of treasury stock	3,812	3,941	(129)
Retained earnings	**297,087**	**278,962**	**18,125**
Legal reserve	17,004	17,004	-
General reserve	180,844	180,714	130
Reserve for special depreciation	711	572	139
Reserve for reduction of acquisition cost of fixed assets	133	142	(9)
General reserves	180,000	180,000	-
Unappropriated retained earnings at end of year	99,238	81,243	17,995
<Included net income for year>	<26,320>	*<21,103>*	*<5,217>*
Net unrealized gain on other securities	**590,426**	**533,377**	**57,049**
Treasury stock at cost	**△ 16,726**	**(17,975)**	**1,249**
Total shareholders' equity	**1,056,828**	**980,533**	**76,295**
Total liabilities and shareholders' equity	**1,980,211**	**1,735,323**	**244,888**

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - March 31, 2005)	FY2004 (April 1, 2003 - March 31, 2004)	Increase (Decrease)
Ordinary profits and losses			
Operating revenue and expenses			
Operating revenue	**784,399**	**749,616**	**34,783**
Net sales	784,399	749,616	34,783
Operating expenses	**754,322**	**718,282**	**36,040**
Cost of sales	695,564	663,258	32,306
Selling, general and administrative expenses	58,758	55,024	3,734
Operating income	**30,075**	**31,334**	**(1,259)**
Non-operating income and expenses			
Non-operating income	**20,653**	**15,877**	**4,776**
Interest income and dividends income	14,936	11,634	3,302
Other non-operating income	5,716	4,243	1,473
Non-operating expenses	**10,943**	**12,506**	**(1,563)**
Interest expenses	3,700	3,575	125
Other non-operating expenses	7,242	8,930	(1,688)
Ordinary income	**39,785**	**34,705**	**5,080**
(Extraordinary gains and losses)			
Extraordinary gains	**-**	**621**	**(621)**
Gain on transfer to a defined contribution pension plan	-	621	(621)
Extraordinary losses	**144**	**1,851**	**(1,707)**
Impairment loss of fixed assets	144	-	144
Provision for retirement and severance benefits for directors and corporate auditors	-	1,851	(1,851)
Income before income taxes	**39,641**	**33,475**	**6,166**
Income taxes—current	16,802	15,560	1,242
Income taxes—deferred	(3,481)	(3,188)	(293)
Net income	**26,320**	**21,103**	**5,217**
Unappropriated retained earnings brought forward	77,055	64,043	13,012
Interim cash dividends	4,136	3,904	232
Unappropriated retained earnings at end of year	**99,238**	**81,243**	**17,995**

Proposed Appropriation of Non-consolidated Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2005	FY2004	Increase (Decrease)
Unappropriated retained earnings at end of year	99,238	81,243	17,995
Reversal of reserve for special depreciation	128	96	32
Reversal of reserve for reduction of acquisition cost of fixed assets	7	8	(1)
Total	99,374	81,347	18,027
The above will be appropriated as follows:			
Cash dividends	6,046 *< 19.00 yen per share*	3,811 *< 12.00 yen per share>*	2,235
Bonuses to directors	250	220	30
Bonuses to corporate auditors	29	26	3
Reserve for special depreciation	96	234	(138)
Reserve for reduction of acquisition cost of fixed assets	137	-	137
General reserves	20,000	-	20,000
Unappropriated retained earnings to be carried forward	72,814	77,055	(4,241)

Note: On November 26, 2004, an interim cash dividend of 13.00 yen per share, or a total of 4,136 million yen was paid.

Changes in Members of the Board of Directors and Corporate Auditors

1. New Candidates for the Board of Directors

	(Current Title)
Toshiyuki Sekimori	(Division Manager, Electronics Division)
Hirotaka Morishita	(General Manager, Vehicle Division, Personnel and General Administration Dept.)
Shinya Furukawa	(President, Toyota Industrial Equipment Europe, S.A.R.L)
Hironori Ito	(General Manager, Corporate Technical Center, New Electronic Planning Dept.)
Akira Onishi	(General Manager, TOYOTA Material Handling Company, Business Planning Dept.)

2. New Candidates for the Board of Corporate Auditors

	(Current Title)
Takeshi Uchiyamada	(Senior Managing Director, Toyota Motor Corporation)

3. Retiring Members of the Board of Directors

	(Current Title)
Akira Yokoi	(Chairman, Member of the Board)
Masazumi Konishi	(Senior Managing Director, Member of the Board)
Iwao Katayama	(Senior Managing Director, Member of the Board)
Hiroya Kono	(Director, Member of the Board)
Satoshi Kaseda	(Director, Member of the Board)

4. Retiring Members of the Board of Corporate Auditors

	(Current Title)
Kosuke Shiramizu	(Corporate Auditor)

5. Planned change in the Titles of the Members of the Board of Directors

Chairman

	(Current Title)
Tadashi Ishikawa	(President, Member of the Board)

Executive Vice Chairman

	(Current Title)
Shozo Nakayama	(Executive Vice President, Member of the Board)
Koichiro Noguchi	(Executive Vice President, Member of the Board)

President

	(Current Title)
Tetsuro Toyoda	(Executive Vice President, Member of the Board)

Executive Vice President

	(Current Title)
Shiro Endo	(Senior Managing Director, Member of the Board)
Kazuhiko Takeuchi	(Senior Managing Director, Member of the Board)
Shinjiro Kamimura	(Senior Managing Director, Member of the Board)

Senior Managing Director

	(Current Title)
Shigetaka Yoshida	(Managing Director, Member of the Board)
Masafumi Kato	(Managing Director, Member of the Board)
Yasuharu Toyoda	(Managing Director, Member of the Board)

Managing Director

	(Current Title)
Yutaka Murodono	(Director, Member of the Board)
Kazunori Yoshida	(Director, Member of the Board)
Shoji Shimo	(Director, Member of the Board)
Ryoji Inoue	(Director, Member of the Board)
Kosaku Yamada	(Director, Member of the Board)
Kimpei Mitsuya	(Director, Member of the Board)

File No. 82-5112

Exhibit 3

FINANCIAL SUMMARY

FY2006 First Quarter

(April 1, 2005 through June 30, 2005)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

July 28, 2005

Consolidated Financial Results for FY2006 First Quarter (April 1, 2005 - June 30, 2005)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2006 First Quarter	**340,283**	**(14.1)**	**16,559**	**(4.3)**	**26,340**	**(8.9)**
FY2005 First Quarter	298,286	(6.9)	15,877	(16.1)	24,198	(28.2)
FY2005	1,241,538		53,120		70,912	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2006 First Quarter	**16,566**	**(7.4)**	**52.00**	**51.95**
FY2005 First Quarter	15,427	(50.7)	48.57	48.53
FY2005	43,357		135.09	135.03

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2006 First Quarter	**2,322,096**	**1,116,602**	**48.1**	**3,504.60**
FY2005 First Quarter	2,149,623	1,095,283	51.0	3,447.94
FY2005	2,326,824	1,115,747	48.0	3,504.80

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 148 companies
Unconsolidated subsidiaries accounted for under the equity method: 0 company
Affiliates accounted for under the equity method: 21 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 3 companies, (decrease) 1 company
Equity method: (increase) 1 company, (decrease) 0 company

2. Forecasts of Consolidated Financial Results for FY2006 (April 1, 2005 - March 31, 2006)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2006 Semi-annual	690,000	34,000	21,000
FY2006	1,450,000	75,000	45,000

Reference: (Forecast) Net income per share - basic (annual): 141.24 yen

* Figures for fiscal 2006 have not been revised from those previously announced on April 27, 2005.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the first quarter of fiscal 2006 (the three months from April 1 to June 30, 2005), total consolidated net sales of Toyota Industries amounted to 340.2 billion yen, an increase of 42.0 billion yen, or 14%, over the same period of the previous fiscal year. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 167.0 billion yen, an increase of 12.4 billion yen, or 8%, over the same period. Within this segment, net sales of the Vehicle Business amounted to 77.1 billion yen, an increase of 7.6 billion yen, or 11%. This increase was due mainly to strong sales of the Vitz, which was reintroduced into the market in February 2005 after a full model change. Net sales of the Engine Business totaled 30.5 billion yen, an increase of 2.6 billion yen, or 9%, attributable largely to an increase in sales of AD-type and CD-type diesel engines. Net sales of the Car Air-Conditioning Compressor Business totaled 52.2 billion yen, an increase of 0.7 billion yen, or 1%, as a result of solid sales to Toyota Motor Corporation and Daihatsu Motor Co., Ltd.

Net sales of the Materials Handling Equipment Segment totaled 135.3 billion yen, an increase of 20.2 billion yen, or 18%. Vigorous sales activities resulted in strong sales of TOYOTA- and BT-brand products.

Net sales of the Logistics Segment amounted to 14.7 billion yen. Inclusion of Asahi Security Co., Ltd. into our network of subsidiaries contributed to the increase.

Net sales of the Textile Machinery Segment totaled 11.5 billion yen, an increase of 1.8 billion yen, or 19%, owing mainly to an increase in sales of air-jet looms and ring spinning frames.

During the first three months of fiscal 2006, ending March 31, 2006, Toyota Industries' ordinary income amounted to 26.3 billion yen, an increase of 2.2 billion yen, or 9%. Although the price of steel and other materials, labor expenses, depreciation expenses and other miscellaneous expenses increased, ordinary income increased as a result of enhanced cost-reduction efforts group-wide and increase of dividends income. Net income amounted to 16.5 billion yen, an increase of 1.1 billion yen, or 7%.

For fiscal 2006, Toyota Industries forecasts consolidated net sales of 1,450.0 billion yen, ordinary income of 75.0 billion yen and net income of 45.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2006 First Quarter		FY2005 First Quarter		Increase (Decrease)	% change	FY2005	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	77,111	22.6	69,513	23.3	7,598	10.9	278,841	22.5
Engine	30,515	9.0	27,956	9.4	2,559	9.2	113,295	9.1
Car air-conditioning compressor	52,272	15.4	51,593	17.3	679	1.3	197,984	15.9
Foundry, Electronics parts and others	7,109	2.1	5,560	1.8	1,549	27.9	26,079	2.1
Subtotal	167,008	49.1	154,624	51.8	12,384	8.0	616,200	49.6
Materials handling equipment	135,385	39.8	115,104	38.6	20,281	17.6	503,989	40.6
Textile machinery	14,782	4.3	-	-	14,782	-	-	-
Logistics	11,594	3.4	9,764	3.3	1,830	18.7	43,902	3.5
Others	11,513	3.4	18,793	6.3	(7,280)	(38.7)	77,446	6.3
Total	340,283	100.0	298,286	100.0	41,997	14.1	1,241,538	100.0

Notes The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (fiscal 2006). Sales of the Logistics Segment for the first quarter and full year of fiscal 2005 were 7,506 million yen and 33,306 million yen, respectively.

Consolidated Balance Sheets

	FY2006 First Quarter (As of June 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 First Quarter (As of June 30, 2004)
Assets				
Current assets	**455,002**	**462,973**	**(7,971)**	**354,976**
Cash and deposits	87,409	84,915	2,494	54,689
Trade notes and accounts receivable	166,809	173,459	(6,650)	142,056
Marketable securities	30,058	40,056	(9,998)	20,066
Inventories	100,989	94,024	6,965	83,527
Deferred tax assets	18,786	20,379	(1,593)	20,542
Other current assets	53,267	52,491	776	36,383
Less—allowance for doubtful accounts	(2,320)	(2,351)	31	(2,289)
Fixed assets	**1,867,094**	**1,863,850**	**3,244**	**1,794,647**
Property, plant and equipment	**473,590**	**457,078**	**16,512**	**396,314**
Buildings and structures	138,050	132,419	5,631	128,653
Machinery, equipment and vehicles	189,128	185,424	3,704	163,988
Tools, furniture and fixtures	19,563	18,833	730	15,604
Land	78,728	78,658	70	72,053
Construction in progress	48,119	41,742	6,377	16,013
Intangible assets	**113,842**	**116,971**	**(3,129)**	**94,192**
Software	13,004	12,410	594	11,705
Goodwill	100,837	104,561	(3,724)	82,487
Investments and other assets	**1,279,661**	**1,289,799**	**(10,138)**	**1,304,140**
Investments in securities	1,213,773	1,222,658	(8,885)	1,241,758
Long-term loans	9,368	9,804	(436)	9,938
Long-term prepaid expenses	12,288	13,218	(930)	12,512
Deferred tax assets	6,597	7,234	(637)	5,851
Other investments and other assets	37,921	37,214	707	34,330
Less—allowance for doubtful accounts	(288)	(330)	42	(250)
Total assets	**2,322,096**	**2,326,824**	**(4,728)**	**2,149,623**

(Million yen; amounts less than one million yen are omitted.)

	FY2006 First Quarter (As of June 30, 2005)	FY2005 (As of March 31, 2005)	Increase (Decrease)	FY2005 First Quarter (As of June 30, 2004)
Liabilities				
Current liabilities	**423,816**	**421,539**	**2,277**	**322,911**
Trade notes and accounts payable	157,008	160,231	(3,223)	129,639
Short-term bank loans	32,704	59,945	(27,241)	69,649
Commercial paper	25,400	-	25,400	5,000
Current portion of bonds	20,300	20,300	-	-
Other payables	44,610	45,461	(851)	19,411
Accrued expenses	68,857	59,356	9,501	58,400
Accrued income taxes	9,644	15,297	(5,653)	10,339
Deposits received from employees	18,345	20,054	(1,709)	17,663
Deferred tax liabilities	3,833	4,066	(233)	2,624
Other current liabilities	43,111	36,826	6,285	10,182
Long-term liabilities	**740,537**	**748,633**	**(8,096)**	**695,482**
Bonds	230,000	230,000	-	200,300
Long-term debt	71,033	73,491	(2,458)	38,384
Deferred tax liabilities	377,342	381,787	(4,445)	397,009
Allowance for retirement benefits	44,200	44,462	(262)	41,717
Other long-term liabilities	17,960	18,891	(931)	18,070
Total liabilities	**1,164,353**	**1,170,172**	**(5,819)**	**1,018,393**
Minority interest in consolidated subsidiaries	**41,140**	**40,904**	**236**	**35,946**
Shareholders' equity				
Common stock	**80,462**	**80,462**	**-**	**80,462**
Capital surplus	**105,757**	**105,600**	**157**	**105,743**
Retained earnings	**335,454**	**325,330**	**10,124**	**301,536**
Net unrealized gains on other securities	**583,279**	**591,218**	**(7,939)**	**610,457**
Foreign currency translation adjustments	**27,555**	**29,861**	**(2,306)**	**15,066**
Treasury stock at cost	**(15,906)**	**(16,726)**	**820**	**(17,982)**
Total shareholders' equity	**1,116,602**	**1,115,747**	**855**	**1,095,283**
Total liabilities and shareholders' equity	**2,322,096**	**2,326,824**	**(4,728)**	**2,149,623**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2006 First Quarter (As of June 30, 2005)	FY2005 First Quarter (As of June 30, 2004)	Increase (Decrease)	FY2005 (As of March 31, 2005)
Net sales	**340,283**	**298,286**	**41,997**	**1,241,538**
Cost of sales	284,293	247,545	36,748	1,041,780
Gross profit	**55,990**	**50,740**	**5,250**	**199,758**
Selling, general and administrative expenses	39,430	34,863	4,567	146,638
Operating income	**16,559**	**15,877**	**682**	**53,120**
Non-operating income	**15,094**	**12,545**	**2,549**	**38,284**
Interest income	2,133	1,874	259	8,159
Dividends income	10,475	6,954	3,521	13,760
Other non-operating income	2,485	3,715	(1,230)	16,363
Non-operating expenses	**5,313**	**4,224**	**1,089**	**20,491**
Interest expenses	2,646	2,251	395	9,735
Other non-operating expenses	2,666	1,973	693	10,756
Ordinary income	**26,340**	**24,198**	**2,142**	**70,912**
Extraordinary losses	**-**	**-**	**-**	**558**
Impairment loss of fixed assets	-	-	-	558
Income before income taxes	**26,340**	**24,198**	**2,142**	**70,353**
Income taxes	9,001	7,592	1,409	22,251
Minority interest in consolidated subsidiaries	773	1,178	(405)	4,744
Net income	**16,566**	**15,427**	**1,139**	**43,357**

Segment Information

1.Business segment information

(1)FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	167,008	135,385	14,782	11,594	11,513	340,283	-	340,283
(2) Intersegment transactions	5,152	52	1,380	5	5,292	11,884	(11,884)	-
Total	172,160	135,437	16,163	11,599	16,806	352,167	(11,884)	340,283
Operating expenses	164,820	127,339	16,015	11,454	15,955	335,584	(11,860)	323,723
Operating income	7,340	8,098	148	144	850	16,582	(23)	16,559

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, truck mount aerial work platforms

Logistics ....Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds

Textile machinery ....Ring spinning frames, air jet looms, water jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets

3. Changes in business segment

The logistics-related business, which was included in the Others Segment until the previous fiscal year, has been separated and declared independently as the Logistics Segment starting from this fiscal year (fiscal 2006). Sales and operating income of the Logistics Segment for the first quarter of fiscal 2005 were 8,490 million yen and 108 million yen, respectively. For the full fiscal year, the segment recorded sales of 37,913 million yen but posted an operating loss of 650 million yen.

(2)FY2005 First Quarter (April 1, 2004 - June 30, 2004)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	154,624	115,104	9,764	18,793	298,286	-	298,286
(2) Intersegment transactions	4,077	21	3	3,873	7,976	(7,976)	-
Total	158,702	115,125	9,768	22,666	306,262	(7,976)	298,286
Operating expenses	149,892	110,195	9,868	20,313	290,269	(7,861)	282,408
Operating income	8,810	4,930	(100)	2,352	15,992	(115)	15,877

(3)FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	616,200	503,989	43,902	77,446	1,241,538	-	1,241,538
(2) Intersegment transactions	18,222	148	24	21,579	39,975	(39,975)	-
Total	634,422	504,138	43,927	99,025	1,281,514	(39,975)	1,241,538
Operating expenses	611,659	478,053	44,698	93,782	1,228,193	(39,775)	1,188,418
Operating income	22,763	26,084	(771)	5,243	53,320	(200)	53,120

2.Geographical segment information

(1)FY2006 First Quarter (April 1, 2005 - June 30, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	222,841	59,413	50,955	7,072	340,283	-	340,283
(2) Intersegment transactions	26,369	294	1,479	824	28,967	(28,967)	-
Total	249,211	59,708	52,434	7,897	369,250	(28,967)	340,283
Operating expenses	236,441	57,632	50,955	7,599	352,629	(28,905)	323,723
Operating income	12,769	2,075	1,478	297	16,621	(61)	16,559

(2) FY2005 First Quarter (April 1, 2004 - June 30, 2004)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	194,148	52,099	46,018	6,019	298,286	-	298,286
(2) Intersegment transactions	23,890	228	1,455	612	26,186	(26,186)	-
Total	218,038	52,328	47,473	6,631	324,472	(26,186)	298,286
Operating expenses	205,301	50,643	45,751	6,829	308,525	(26,116)	282,408
Operating income	12,737	1,685	1,722	(198)	15,947	(70)	15,877

(3) FY2005 (April 1, 2004 - March 31, 2005)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	815,039	212,253	188,668	25,576	1,241,538	-	1,241,538
(2) Intersegment transactions	99,464	1,125	7,221	2,776	110,588	(110,588)	-
Total	914,503	213,379	195,890	28,352	1,352,126	(110,588)	1,241,538
Operating expenses	870,928	207,068	191,202	27,712	1,296,911	(108,493)	1,188,418
Operating income	43,575	6,311	4,688	639	55,214	(2,094)	53,120

3.Overseas sales

(1)FY2006 First Quarter (April 1, 2005 - June 30, 2005) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	58,955	59,086	27,998	146,039
Consolidated sales				340,283
Ratio of overseas sales to consolidated sales	17.3%	17.4%	8.2%	42.9%

(2) FY2005 First Quarter (April 1, 2004 - June 30, 2004) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	51,580	55,153	23,721	130,455
Consolidated sales				298,286
Ratio of overseas sales to consolidated sales	17.3%	18.5%	8.0%	43.7%

(3) FY2005 (April 1, 2004 - March 31, 2005) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	208,675	225,409	104,917	539,002
Consolidated sales				1,241,538
Ratio of overseas sales to consolidated sales	16.8%	18.2%	8.4%	43.4%

Exhibit 4

(Brief Description)

June 22, 2005

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 127th Fiscal Year
from April 1, 2004
to March 31, 2005

This Annual Securities Report concerning the fiscal year ended March 31, 2005 (hereinafter called the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 22, 2005 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2005.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated January 11, 2006), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 5

(Brief Description)

August 1, 2005

Notice regarding "Issuance of Share Acquisition Rights (Stock Options)"

(Report pursuant to Article 24.5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Sub-paragraph 2.2 of the Ministerial Regulation regarding Disclosure of Company)

At its meeting held on July 28, 2005, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 280.20 and Article 280.21 of the Commercial Code, which was approved at its 127th Ordinary General Meeting of Shareholders held on June 22, 2005.

This notice regarding "Issuance of Share Acquisition Rights (Stock Options)" was, in accordance with Japanese laws and regulations, filed on August 1, 2005 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Date of Issuance of Share Acquisition Rights

   August 1, 2005

2. Total Number of Share Acquisition Rights to be Issued

   7,910 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   791,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   3,306 yen per share

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   2,615,046,000 yen

7. Exercise Period of the Share Acquisition Rights

   From July 1, 2007 to June 30, 2011

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Share Acquisition Rights

    Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

    Directors/Employees: Total 164

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Meeting of Shareholders

    April 27, 2005

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

    June 22, 2005

Exhibit 6

(Brief Description)

June 2005

Annual Business Report

The 127th Fiscal Year
from April 1, 2004
to March 31, 2005

This Annual Business Report for the fiscal year ended March 31, 2005 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2005.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated January 11, 2006), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 7

(Brief Description)

June 6, 2005

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES
CORPORATION
2-1, Toyoda-cho, Kariya-shi,
Aichi-ken

Notice of Convocation of the 127th Ordinary General Meeting of Shareholders

We hereby notify you that the 127th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be very much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 22, 2005 at 10:00 a.m.

2. Place: Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

1. Statement of Operations, Balance Sheet and Statement of Income for the 127th Fiscal Year (from April 1, 2004 through March 31, 2005)

2. Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 127th Fiscal Year

Agendum 2: Partial Amendments of the Articles of Incorporation

Agendum 3: Election of 30 Directors due to Expiration of Term of Office of Directors

Agendum 4: Election of one Corporate Auditor due to Expiration of Term of Office of one Corporate Auditor

Agendum 5: Issuance of Stock Acquisition Rights for the transfer thereof to Directors and Employees of the Company without Consideration

Agendum 6: Retirement and Severance Benefits for Retiring Directors and Corporate Auditor

File No. 82-5112

Exhibit 8

(Brief Description)

June 22, 2005

To: Shareholders

From: Tadashi Ishikawa
Chairman
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Results of the 127th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 127th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

1. Statement of Operations, Balance Sheet and Statement of Income for the 127th Fiscal Year (from April 1, 2004 through March 31, 2005)

   The contents of the above-mentioned financial statements were reported.

2. Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

   The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 127th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be 19 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2005 was 32 yen and the dividends payout ratio was 39.1%.

Agendum 2: Partial Amendments of the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form. Description of the amendments is as follows.

(The amended parts are underlined.)
Agendum 3: Election of 30 Directors due to Expiration of Term of Office of

Before Amendment	After Amendment
Art. 4 (Method of Public Notices) Public notices of the Company shall be given in the "*Nihon Keizai Shimbun*" (Newspaper) and "*The Chunichi Shimbun*" (Newspaper).	Art. 4 (Method of Public Notices) Public notices of the Company shall be given through the use of electronic devices and formats. However, if such notice is impracticable in an accident or any other unavoidable circumstances, public notices of the Company shall be given in the "*Nihon Keizai Shimbun*" (Newspaper) and "*The Chunichi Shimbun*" (Newspaper).
Art. 18 (Term of Office of Directors) 1. The term of office of directors shall expire at the closing of the ordinary general meeting of shareholders, which corresponds to the last settlement of accounts falling within two (2) years after their assumption of office. 2. The term of office of (a) director(s) elected to fill a vacancy shall be the remainder of the term of office of their predecessor(s).	Art. 18 (Term of Office of Directors) 1. The term of office of directors shall expire at the closing of the ordinary general meeting of shareholders, which corresponds to the last settlement of accounts falling within one (1) year after their assumption of office. 2. (same as at present)

Directors.

The 30 Directors were elected as originally proposed and all came into office.

Agendum 4: Election of one Corporate Auditor due to Expiration of Term of Office of one Corporate Auditor

The one Corporate Auditor was elected as originally proposed and came into office.

Agendum 5: Issuance of Share Acquisition Rights for the transfer thereof to Directors and Employees of the Company without Consideration

The above-mentioned proposal was approved and passed in its original form (see Exhibit 5 for more details).

Agendum 6: Retirement and Severance Benefits for Retiring Directors and Corporate Auditor

The above-mentioned proposal was approved and passed in its original form.

File No. 82-5112

Exhibit 9

News Release

April 4, 2005

Toyota Industries Corporation
DENSO Corporation

Toyota Industries and DENSO to Establish Joint Venture to Produce Car Air-Conditioning Compressor in China

TOKYO — Toyota Industries Corporation (TICO) and DENSO Corporation (DENSO) today announced that in May the companies will establish a joint venture with Toyota Tsusho Corporation (TTC) and Toyota Industry (Kunshan) Co., Ltd. to produce car air-conditioning compressors in Kunshan, China. The new company, TD Automotive Compressor Kunshan, Co., Ltd.*, will begin producing variable-displacement compressors in April 2006. The initial investment will be approximately US$9.5 million (1 billion yen).

In April 2006, DENSO and TICO will also start production of variable-displacement compressors at Yantai Shougang DENSO Co., Ltd. (YSD) in China. YSD was established in 1994 with TTC and Shougang Corporation to produce fixed-displacement compressors.

"We are responding to increasing environmental awareness by manufacturing competitive energy-efficient variable-displacement compressors through both production bases," said Masafumi Kato, managing director in charge of TICO's Compressor Division.

Compared with the fixed-displacement compressor, which has a constant refrigerant displacement, the variable-displacement compressor can alter refrigerant displacement to control air-conditioner cooling capability, making it highly fuel-efficient.

"By forming a new company and expanding the capacity of the existing production base, we will be able to respond to a larger demand for compressors and expand our business in the Chinese market," said Satoshi Watanabe, senior managing director in charge of DENSO's Thermal Systems Group.

With core-business materials handling equipment and car air-conditioning compressors occupying top world market share, TICO is a total equipment maker that is expanding its ventures in vehicles, engines, textile machinery and electronics. Fiscal 2003 sales were 1.16 trillion yen. More information about TICO is available at www.toyota-industries.com.

DENSO, headquartered in Kariya, Aichi Prefecture, Japan, is a leading global supplier of advanced technology, systems and components. Its customers include all the world's major carmakers. Worldwide, the company employs 95,000 people in 31 countries and regions, including Japan. Consolidated global sales for the fiscal year ended March31, 2004 totaled US$24.2 billion. For more information, go to www.globaldenso.com

*Tentative company name

New Company Profile

1.	Name:	TD Automotive Compressor Kunshan, Co., Ltd.*
2.	Established:	May 2005
3.	Start of Operations:	April 2006
4.	Location:	Kunshan Economic & Technical Development Zone, Jiangsu, China
5.	Capital:	Approximately US$6.6 million** (690 million yen)
6.	Ownership:	Toyota Industries Corporation: 57% DENSO (China) Investment Co., Ltd.***: 35% Toyota Tsusho Corporation: 4% Toyota Industry Kunshan Co., Ltd.: 4%
7.	Total Investment:	Approximately US$9.5 million* (1 billion yen)
8.	Business Fields:	Production of variable-displacement car air-conditioning compressors
9.	Employees:	60 (projected for 2007)
10.	Production Capacity:	280,000 units a year (projected for 2007)
11.	Site Area:	Approximately 215,000 square feet (20,000 square meters)
12.	Total Floor Area:	54,000 square feet (5,000 square meters)

* Tentative company name

** Exchange rates used are 105 yen per one dollar, at the end of February 2005.

*** 100% DENSO-owned regional headquarters for China

File No. 82-5112

Background Information:

Company Profile of Yantai Shougang DENSO Co., Ltd.

1.	Established:	December 1994
2.	Location:	Yantai Economic and Technical Development Zone, China
3.	Capital:	Approximately US$38 million (4 billion yen)
4.	Ownership:	Shougang Corporation: 50% DENSO Corporation: 30% Toyota Industries Corporation: 15% Toyota Tsusho Corporation: 5%
5.	Business Fields:	Manufacture and sale of car air-conditioners, bus coolers and compressors for car air-conditioners
6.	Employees:	Approximately 380 (December 2004)
7.	Sales:	Approximately US$143 million* (15 billion yen) (December 2004)

* Exchange rates used are 105 yen per one dollar, at the end of February 2005.

Exhibit 10

News Release

For immediate release
September 15, 2005
Toyota Motor Corporation
Toyota Industries Corporation

Toyota Officially Inaugurates Diesel Engine Plant in Poland

Tokyo - TOYOTA MOTOR CORPORATION (TMC) and TOYOTA INDUSTRIES CORPORATION (TICO) announced today that Toyota Motor Industries Poland Sp.zo.o (TMIP), owned by Toyota Motor Engineering and Manufacturing Europe S.A./N.V. (TMEM) and TICO, held an official inauguration ceremony at its new diesel engine plant in Jelcz-Laskowice, 25 kilometers southeast of Poland's fourth-largest city of Wroclaw.

Established in October 2002, TMIP has been producing a new, 2.2-liter diesel engine at the plant since March 21, 2005. The event marked the first time the public and the media were able to visit TMIP's plant, and approximately 300 people, including Poland's Minister of Economic Affairs and Labor Jacek Piechota, Japanese Ambassador to Poland Masaaki Ono, TMC Executive Vice President Tokuichi Uranishi and TICO President Tetsuro Toyoda, among others, attended.

At the ceremony, TMC and TICO jointly presented Jelcz-Laskowice with a Hiace ambulance worth 200,000 Polish zloty (approximately 6 million yen) to contribute to an emergency-response system in the city, helping the city meet the needs of its recent development, made possible through business expansion and other factors. TMIP, in which a total of 200 million euros has been invested, has an annual production capacity of 180,000 units. Its diesel engines are installed in the Avensis produced at Toyota Motor Manufacturing (UK) Ltd. (TMUK) and the Corolla Verso produced at Toyota Motor Manufacturing Turkey Inc. (TMMT). Plans call for diesel engines to be provided for the Corolla sedan produced in Europe in the future. Currently, TMIP has 670 employees, a number that is expected to increase to 900 in 2006.

Outline of TMIP

Location:	Jelcz-Laskowice, Republic of Poland
Company Name:	Toyota Motor Industries Poland Sp.zo.o (TMIP)
President:	Satoshi Kaseda
Share Distribution:	TMEM*[1]: 60%; TICO: 40%
Product Line:	2.2-liter diesel engine
Production Capacity:	180,000 units/year
Applicable Vehicle Series:	TMUK Avensis and TMMT Corolla Verso
Site Area:	Approx. 300,000 m^2
Floor Area:	Approx. 42,000 m^2
Total Investment:	200 million euros (approx. 27 billion yen*[2])
Date of Establishment:	October 2002
Start of Production:	March 2005
Number of Employees	670 (as of early September 2005, with the number expected to increase to 900 in 2006)

*[1] A 100%-owned subsidiary of Toyota Motor Europe S.A./N.V. (TME) that manages Toyota's manufacturing and engineering operations in Europe; TME is a 100% TMC-owned holding company.

*[2] One euro = 135 yen